                                                    Registration Nos. 333-72714
                                                                       811-6216
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM N-4

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               -----------------

                         Pre-Effective Amendment No. 1
                         Post-Effective Amendment No.

                            REGISTRATION STATEMENT
                                   UNDER THE
                        INVESTMENT COMPANY ACT OF 1940

                                 Amendment No.
                       (Check appropriate box or boxes.)

                               -----------------

                            MONY VARIABLE ACCOUNT A
                          (Exact Name of Registrant)

                          MONY LIFE INSURANCE COMPANY
                              (Name of Depositor)

                                 1740 Broadway
                           New York, New York 10019
        (Address of Depositor's Principal Executive Offices) (Zip Code)

                                (212) 708-2000
              (Depositor's Telephone Number, including Area Code)

                            HAROULA K. BALLAS, ESQ.
                             Counsel -- Operations
                          MONY Life Insurance Company
                                 1740 Broadway
                           New York, New York 10019
                    (Name and Address of Agent for Service)

                               -----------------

   Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement. It is proposed that this filing will become effective: (check appropriate box)
      [_] immediately upon filing pursuant to paragraph (b)
      [_] on    pursuant to paragraph (b)
      [_] 60 days after filing pursuant to paragraph (a)(1)
      [_] on      pursuant to paragraph (a)(1) of rule 485.

   If appropriate, check the following box:
      [_]this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

   TITLE OF SECURITIES BEING REGISTERED: Flexible Payment Variable Annuity Contracts

   Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

   STATEMENT PURSUANT TO RULE 24f-2

   The Registrant registers an indefinite number or amount of its flexible payment variable annuity contracts under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940.

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--------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET
                            (required by Rule 495)

                                    PART A

                          Item No.                                        Location
      ------------------------------------------------- --------------------------------------------
 1.   Cover Page                                        Cover Page
 2.   Definitions                                       Definitions
 3.   Synopsis                                          Summary of the Contract
 4.   Condensed Financial Information                   Condensed Financial Information
 5.   General Description of Registrant, Depositor, and MONY Life Insurance Company; MONY Variable
      Portfolio Companies                               Account A; The Funds
 6.   Deductions and Expenses                           Charges and Deductions
 7.   General Description of Variable Annuity Contracts Payment and Allocation of Purchase
                                                        Payments; Other Provisions
 8.   Annuity Period                                    Annuity Provisions
 9.   Death Benefit                                     Death Benefit; Annuity Provisions
10.   Purchases and Contract Value                      Payment and Allocation of Purchase Payments
11.   Redemptions                                       Surrenders
12.   Taxes                                             Federal Tax Status
13.   Legal Proceedings                                 Legal Proceedings
14.   Table of Contents of Statement of Additional      Table of Contents of Statement of Additional
      Information                                       Information
                                                  PART B
15.   Cover Page                                        Cover Page
16.   Table of Contents                                 Table of Contents
17.   General Information and History                   MONY Life Insurance Company
18.   Services                                          Not Applicable
19.   Purchases of Securities Being Offered             Not Applicable
20.   Underwriters                                      Prospectus -- MONY Life Insurance Company
21.   Calculation of Performance Data                   Performance Data
22.   Annuity Payments                                  Not Applicable
23.   Financial Statements                              Financial Statements
                                                  PART C
           Information related to the following Items is set forth under the appropriate Item, so numbered, in Part C to this Registration Statement.
24.   Financial Statements and Exhibits
25.   Directors and Officers of the Depositor
26.   Persons Controlled by or Under Common Control with the Depositor or Registrant
27.   Number of Contractowners
28.   Indemnification
29.   Principal Underwriters
30.   Location of Accounts and Records
31.   Management Services
32.   Undertakings

                                  Prospectus
                            Dated January 14, 2002

             Individual Flexible Payment Variable Annuity Contract

                                   Issued By
                            MONY Variable Account A
                          MONY Life Insurance Company

MONY Life Insurance Company (the "Company") issues the flexible payment variable annuity contract described in this prospectus. Among the contract's many terms are:

Allocation of Purchase Payments and Cash Value

 . You can tell us what to do with your purchase payments. You can also tell us what to do with the fund value your contract may create for you resulting from those purchase payments.

 . You can tell us to place them into a separate account. That separate account is called MONY Variable Account A.

     . If you do, you can also tell us to place your purchase payments and fund values into any of the 35 different subaccounts. Each of these subaccounts seeks to achieve a different investment objective. The subaccounts invest in shares of the following portfolios of The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust and The Universal Institutional Funds, Inc. (the "Funds").

     . The Alger American Fund


        . Alger American Balanced Portfolio, Alger American MidCap Growth
          Portfolio


     . Enterprise Accumulation Trust


        . Equity Income Portfolio, Global Socially Responsive Portfolio, Growth
          Portfolio, Growth and Income Portfolio, Managed Portfolio, Multi-Cap Growth Portfolio, Small Company Growth Portfolio, Small Company Value Portfolio, Total Return Portfolio


     . INVESCO Variable Investment Funds, Inc.

        . INVESCO VIF--Financial Services Fund, INVESCO VIF--Health Sciences
          Fund, INVESCO VIF--Telecommunications Fund

     . Janus Aspen Series

        . Capital Appreciation Portfolio, Flexible Income Portfolio,
          International Growth Portfolio

     . Lord Abbett Series Fund

        . Bond-Debenture Portfolio, Growth and Income Portfolio, Mid-Cap Value
          Portfolio

     . MFS(R) Variable Insurance Trust/SM/

        . MFS Mid Cap Growth Series, MFS New Discovery Series, MFS Total Return
          Series, MFS Utilities Series

     . MONY Series Fund, Inc.

        . Government Securities Portfolio, Long Term Bond Portfolio, Money
          Market Portfolio

     . PBHG Insurance Series Fund

        . PBHG Mid-Cap Value Portfolio, PBHG Select Value Portfolio

     . PIMCO Variable Insurance Trust


        . Global Bond Portfolio, Real Return Bond Portfolio, StocksPLUS Growth and Income Portfolio

     . The Universal Institutional Funds, Inc.

        . Emerging Markets Equity Portfolio, Global Value Equity Portfolio,
          U.S. Real Estate Portfolio

 . You can also tell us to place some or all of your purchase payments and fund values into our Guaranteed Interest Account. Our account will pay you a guaranteed interest rate annually, and we will guarantee that those purchase payments and fund values will not lose any value, so long as you leave the purchase payments and fund values in the Account. Purchase payments and fund values you place into the Guaranteed Interest Account become part of our assets.

Living Benefits

 . Annuity Benefits

 . This contract is designed to pay to you the cash value in periodic installments.

 . Fund Value Benefits

 . You may ask for some or all of the contract's fund value at any time. If you do, we may deduct a surrender charge.

 . Loans

 . You may borrow up to 50% of the fund value of the contract if you are a qualified retirement plan under Internal Revenue Code Section 401(k). You will have to pay interest to us on the amount borrowed.

Death Benefit

 . We will pay a death benefit to your beneficiary upon the death of the person you name as annuitant before the annuity starting date.

Fees and Charges

 . The contract allows us to deduct certain charges from the fund value. These charges are detailed in this prospectus.


For Contract Owner inquiries, write or call:



      MONY Life Insurance Company


      Policyholder Services -- Variable Annuity Department


      P.O. Box 4720


      Syracuse, New York 13221


      1-800-487-6669




Statement of Additional Information


A Statement of Additional Information dated January 14, 2002 containing additional information about the Contracts is incorporated herein by reference. It has been filed with the Securities and Exchange Commission and is available from the Company without charge upon written request to the address shown on the request form on page 50 of this prospectus or by telephoning
1-800-487-6669. The Table of Contents of the Statement of Additional Information can be found on page 50 of this prospectus.


This prospectus is not an offer to sell or a solicitation of an offer to buy the Contracts in any jurisdiction where such may not be lawfully made.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense. This prospectus contains basic information that you should know before investing. It comes with prospectuses for The Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, and The Universal Institutional Funds, Inc. You should read these prospectuses carefully and keep them for future reference.
                          MONY Life Insurance Company
                    1740 Broadway, New York, New York 10019
                                1-800-487-6669

                               Table of Contents


                                                                           Page
                                                                           ----
Summary of the Contract...................................................   1
Definitions...............................................................   1
  Purpose of the Contract.................................................   1
  Purchase Payments and Fund Values.......................................   1
  MONY Variable Account A.................................................   2
  Guaranteed Interest Account.............................................   2
  Minimum Purchase Payments...............................................   3
  Transfer of Fund Values.................................................   3
  Loans...................................................................   3
  Surrenders..............................................................   3
  Charges and Deductions..................................................   3
  Right to Return Contract Provision......................................   3
  Death Benefit...........................................................   4
Detailed Information About the Company and MONY Variable Account A........  12
  MONY Life Insurance Company.............................................  12
  MONY Variable Account A.................................................  12
The Funds.................................................................  18
  The Alger American Fund.................................................  18
  Enterprise Accumulation Trust...........................................  19
  INVESCO Variable Investment Funds, Inc..................................  20
  Janus Aspen Series......................................................  20
  Lord Abbett Series Fund.................................................  21
  MFS(R) Variable Insurance Trust/SM/.....................................  21
  MONY Series Fund, Inc...................................................  21
  PBHG Insurance Series Fund..............................................  22
  PIMCO Variable Insurance Trust..........................................  23
  The Universal Institutional Funds, Inc..................................  23
  Purchase of Portfolio Shares by MONY Variable Account A.................  24
  Guaranteed Interest Account.............................................  24
Detailed Information About the Contract...................................  25
  Payment and Allocation of Purchase Payments.............................  25
  Termination of the Contract.............................................  30
Surrenders................................................................  31
Loans.....................................................................  32
Death Benefit.............................................................  32
  Death Benefit Provided by the Contract..................................  32
  Election and Effective Date of Election.................................  33
  Payment of Death Benefit................................................  33
Charges and Deductions....................................................  34
  Deductions from Purchase Payments.......................................  34
  Charges Against Fund Value..............................................  34
Annuity Provisions........................................................  38
  Annuity Payments........................................................  38
  Election and Change of Settlement Option................................  39
  Settlement Options......................................................  39
  Frequency of Annuity Payments...........................................  40
  Additional Provisions...................................................  40

                                                                  Page
                                                                  ----
         Other Provisions........................................  41
          Ownership..............................................  41
          Provision Required by Section 72(s) of the Code........  41
          Provision Required by Section 401(a)(9) of the Code....  41
          Secondary Annuitant....................................  42
          Assignment.............................................  43
          Change of Beneficiary..................................  43
          Substitution of Securities.............................  43
          Modification of the Contract...........................  43
          Change in Operation of MONY Variable Account A.........  44
         Voting Rights...........................................  44
         Distribution of the Contracts...........................  45
         Federal Tax Status......................................  46
          Introduction...........................................  46
          Tax Treatment of the Company...........................  46
          Taxation of Annuities in General.......................  46
          Retirement Plans.......................................  47
         Performance Data........................................  48
         Additional Information..................................  49
         Legal Proceedings.......................................  49
         Financial Statements....................................  49
         Table of Contents of Statement of Additional Information  50

                            Summary of the Contract

   This summary provides you with a brief overview of the more important aspects of your Contract. It is not intended to be complete. More detailed information is contained in this prospectus on the pages following this Summary and in your contract. This summary and the entire prospectus will describe the part of the contract involving MONY Variable Account A. The prospectus also briefly will describe the Guaranteed Interest Account and the portfolios offered by the Alger American Fund, Enterprise Accumulation Trust, INVESCO Variable Investment Funds, Inc., Janus Aspen Series, Lord Abbett Series Fund, MFS(R) Variable Insurance Trust/SM/, MONY Series Fund, Inc., PBHG Insurance Series Fund, PIMCO Variable Insurance Trust, and The Universal Institutional Funds, Inc. The Guaranteed Interest Account is contained in your contract. More detailed information about the portfolios offered by the Funds is contained in the prospectuses attached to this prospectus.

                                  Definitions

  This prospectus contains some specialized terms. We have defined specialized terms on the page where they first appear. The definitions will appear on the page in a box like this one.

Purpose of the Contract

   The Contract is an Individual Flexible Payment Variable Annuity Contract (the "Contract" or "Contracts").

   The Contract is designed to allow an owner to make purchase payments to the Company under the Contract. Those purchase payments are allocated at the owner's choice among the subaccounts of MONY Variable Account A and the Guaranteed Interest Account. Those purchase payments can accumulate for a period of time and create fund values for the owner. The owner can choose the length of time that such purchase payments may accumulate. The owner may choose at some point in the future to receive annuity benefits based upon those accumulated fund values.

   An owner may use the Contract's design to accumulate fund values for various purposes including retirement or to supplement other retirement programs. Some of these retirement programs ( the "Qualified Plans") may qualify for federal income tax advantages available under Sections 401, 403 (other than Section 403(b)), 408, 408A and 457 of the Internal Revenue Code (the "Code").


  Qualified Plans -- Retirement plans that receive favorable tax treatment under Section 401, 403 (other than Section 403(b)), 408 or 457 of the Internal Revenue Code.

  Qualified Contracts -- Contracts issued under Qualified Plans.


   The Contract is also designed to allow the owner to request payments of part or all of the accumulated fund values before the owner begins to receive annuity benefits. This payment may result in the imposition of a surrender charge. This payment may also be subject to income and other taxes.

Purchase Payments and Fund Values

   The purchase payments you make for the Contract are received by the Company. Currently those purchase payments are not subject to taxes imposed by the United States Government or any state or local government.

   You may allocate your purchase payments to one or more of the subaccounts of MONY Variable Account A that are available under the Contract and/or to the Guaranteed Interest Account. The purchase payments you allocate among the various subaccounts of MONY Variable Account A may increase or decrease in value on any day depending on the investment experience of the subaccounts you select. There is no guarantee that the value of the purchase payments you allocate to any of the subaccounts of MONY Variable Account A will increase or that the purchase payments you make will not lose value.

   Purchase payments you allocate to the Guaranteed Interest Account will be credited with interest at a rate determined by the Company. That rate will not be less than 3.5%.

MONY Variable Account A

   MONY Variable Account A is a separate investment account of MONY Life Insurance Company (the "Company"). MONY Variable Account A's assets are owned by the Company, but are not chargeable with liabilities arising from any other business the Company conducts.


   The subaccounts of MONY Variable Account A invest in shares of the Funds at their net asset value. (See "The Funds" at page 18). Owners bear the entire investment risk for all amounts allocated to MONY Variable Account A subaccounts.


  Owner -- The person so designated in the application. If a Contract has been absolutely assigned, the assignee becomes the Owner. A collateral assignee is not the Owner.

  Purchase Payment (Payment) -- An amount paid to the Company by the Owner or on the Owner's behalf as consideration for the benefits provided by the Contract.

  Net Purchase Payment -- Purchase Payment amount after deduction of any applicable taxes.

Guaranteed Interest Account


   The Guaranteed Interest Account is part of the Company's General Account ("General Account"). It consists of all the Company's assets other than assets allocated to separate investment accounts of the Company. Net Purchase Payments allocated to the Guaranteed Interest Account will be credited with interest at rates guaranteed by the Company for specified periods. (See "Guaranteed Interest Account" at page 24.)


  Fund Value -- The aggregate dollar value as of any Business Day of all amounts accumulated under each of the subaccounts, the Guaranteed Interest Account, and the Loan Account of the Contract. If the term Fund Value is preceded or followed by the terms subaccount(s), the Guaranteed Interest Account, and the Loan Account, or any one or more of those terms, Fund Value means only the Fund Value of the subaccount, the Guaranteed Interest Account or the Loan Account, as the context requires.

  Business Day -- Each day that the New York Stock Exchange is open for trading.

Minimum Purchase Payments


   The minimum purchase payment for individuals varies depending upon the purchaser of the contract and the method of paying the purchase payments. See "Payment and Allocation of Purchase Payments" on page 25.



   Additional purchase payments of at least $100 may be made at any time. However, for certain automatic payment plans, the smallest additional payment is $50. (See "Issuance of the Contract" at page 25.) The Company may change any of these requirements in the future.


Transfer of Fund Values


   You may transfer fund value among the subaccounts and to or from the Guaranteed Interest Account. Transfers may be made by telephone if the proper form or the telephone authorization on a Contract application has been completed, signed, and received by the Company at its Syracuse Operations Center. (See "Transfers", page 30.)


Loans

   If your contract permits, you may borrow up to 50% of your Contract's fund value from the Company. Your contract will be the only security required for the loan. Contracts issued to Qualified Plans are generally the only Contracts which permit loans. An amount equal to the amount of the loan is transferred to the loan account as security for the loan. The loan account is part of the Company's General Account.


   We will charge you interest on the amount borrowed. If you do not pay the interest when due, the amount due plus any accrued interest will be deducted from the Contract's fund value or added to the Outstanding Debt.


Surrenders


   You may surrender all or part of the Contract at any time and receive its cash value while the annuitant is alive prior to the annuity starting date. We may impose a surrender charge. The amounts you receive upon surrender may be subject to income taxes. (See "Federal Tax Status" at page 46.)


Charges and Deductions


   The Contract provides for the deduction of various charges and expenses from the fund value of the Contract. These deductions are summarized in the table on page 34 and discussed in greater detail beginning on page 34.


  Non-Qualified Plans -- Retirement Plans that do not receive favorable tax treatment under Sections 401, 403, 408, or 457 of the Internal Revenue Code.

  Non-Qualified Contracts -- Contracts issued under Non-Qualified Plans.


Right to Return Contract Provision

   You have the right to examine the Contract when you receive it. You may return the Contract for any reason within ten days from the day you receive it. You will receive a full refund of the purchase payments received by the Company. During the Right to Return Contract period, purchase payments will be retained in the Company's General Account and will earn interest at a rate not less than 3.50% per year. If you have not returned the Contract at the end of the Right to Return Contract period, we transfer the net purchase payments with interest to the subaccounts and/or the Guaranteed Interest Account.

Death Benefit


   If the Annuitant (and the Secondary Annuitant, if any) dies before the date the annuity payments start, the Company will pay a death benefit to the Beneficiary. If the Annuitant dies after annuity payments start, no death benefit is payable except as may be payable under the settlement option selected. (See "Death Benefit" at page 32.)


  Annuitant -- The person upon whose continuation of life any annuity payment depends and to whom annuity payments are made.

  Secondary Annuitant -- The party designated by the Owner to become the Annuitant, subject to certain conditions, on the death of the Annuitant.

  Beneficiary -- The party entitled to receive benefits payable at the death of the Annuitant or (if applicable) the Secondary Annuitant.

                          MONY LIFE INSURANCE COMPANY

                            MONY VARIABLE ACCOUNT A

                                 Table of Fees



Contractowner Transaction Expenses:
 Maximum Deferred Sales Load (Surrender Charge)
   (as a percentage of amount surrendered).....    7%/(1)/
Maximum Annual Contract Charge.................   $50/(2)/
Maximum Transfer Charge........................   $25/(3)/

Separate Account Annual Expenses:
   Maximum Mortality and Expense Risk Fees..... 1.40%/(4)/
   Total Separate Account Annual Expenses...... 1.40%/(4)/

----------

/(1)/ The Surrender Charge percentage, which reduces to zero as shown in the table on page 37, is determined by the Contract Year in which the surrender occurs.



      The Surrender Charge may be reduced under certain circumstances which include reduction in order to guarantee that certain amounts may be received free of surrender charge. See "Charges against Fund Value -- Free Partial Surrender Amount" at page 37.



/(2)/ The Annual Contract Charge is currently $30. However, the Company may in the future change the amount of the charge to an amount not exceeding $50 per Contract Year. See "Charges Against Fund Value -- Annual Contract Charge" at page 35.



/(3)/ The Transfer Charge currently is $0. However, the Company has reserved the right to impose a charge for each transfer after the first 12 transfers in a contract year, which will not exceed $25. See "Charges Against Fund Value -- Transfer Charge" at page 35.


/(4)/ The Mortality and Expense Risk Charge is deducted daily equivalent to a current annual rate of 1.20% (and is guaranteed not to exceed a daily rate equivalent to an annual rate of 1.40%) from the value of the net assets of the Separate Account.

        Pro Forma Annual Expenses for the Year Ended December 31, 2000

                    (as a percentage of average net assets)


                                                                    Distribution and
                                      Management                    Service (12-b-1)
                                       Fees (After   Other Expenses    Fee (After     Total Expenses
                                       Waivers/     (After Waivers/     Waivers/     (After Waivers/
          Fund/Portfolio            Reimbursements) Reimbursements) Reimbursements)  Reimbursements)
          --------------            --------------- --------------- ---------------- ---------------
The Alger American Fund
Alger American Balanced Portfolio..      0.75%           0.13%            0%              0.88%
Alger American MidCap Growth
  Portfolio........................      0.80%           0.04%            0%              0.84%

Enterprise Accumulation Trust/(1)/
Equity Income Portfolio............      0.75%           0.13%            0%              0.88%
Global Socially Responsive
  Portfolio/(2)/...................      0.90%           0.40%            0%              1.30%
Growth Portfolio...................      0.75%           0.08%            0%              0.83%
Growth and Income Portfolio........      0.75%           0.10%            0%              0.85%
Managed Portfolio..................      0.80%           0.02%            0%              0.82%
Multi-Cap Growth Portfolio.........      1.00%           0.10%            0%              1.10%
Small Company Growth Portfolio.....      1.00%           0.11%            0%              1.11%
Small Company Value Portfolio......      0.80%           0.09%            0%              0.89%
Total Return Portfolio/(2)/........      0.40%           0.25%            0%              0.65%

INVESCO Variable Investment Funds,
  Inc.
INVESCO VIF -- Financial Services
  Fund.............................      0.75%           0.34%            0%              1.09%
INVESCO VIF -- Health Sciences Fund      0.75%           0.32%            0%              1.07%
INVESCO VIF -- Telecommunications
  Fund.............................      0.75%           0.31%            0%              1.06%

Janus Aspen Series-- Service Shares
Capital Appreciation Portfolio.....      0.65%           0.02%           0.25%            0.92%
Flexible Income Portfolio..........      0.65%           0.09%           0.25%            0.99%
International Growth Portfolio.....      0.65%           0.06%           0.25%            0.96%

Lord Abbett Series Fund-- Class VC
Bond-Debenture Portfolio...........      0.50%           0.35%            0%              0.85%
Growth and Income Portfolio/(3)/...      0.50%           0.53%            0%              1.03%
Mid-Cap Value Portfolio/(4)/.......      0.75%           0.35%            0%              1.10%

MFS(R) Variable
InsuranceTrust/SM(5)/ -- Initial
Class
MFS Mid Cap Growth Series/(6)/.....       0.75%           0.15%           0%               0.90%
MFS New Discovery Series/(6)/......       0.90%           0.15%           0%               1.05%
MFS Total Return Series............       0.75%           0.15%           0%               0.90%
MFS Utilities Series...............       0.75%           0.16%           0%               0.91%

        Pro Forma Annual Expenses for the Year Ended December 31, 2000

                    (as a percentage of average net assets)


                                                                                         Distribution and
                                                           Management                    Service (12-b-1)
                                                           Fees (After    Other Expenses    Fee (After     Total Expenses
                                                            Waivers/     (After Waivers/     Waivers/     (After Waivers/
       Fund/Portfolio                                    Reimbursements) Reimbursements) Reimbursements)  Reimbursements)
       --------------                                    --------------- --------------- ---------------- ---------------
MFS(R) Variable
InsuranceTrust/SM(5)/
-- Initial Class
MFS Mid Cap Growth
  Series/(6)/...........................................      0.75%           0.15%             0%             0.90%
MFS New Discovery
  Series/(6)/...........................................      0.90%           0.15%             0%             1.05%
MFS Total Return
  Series................................................      0.75%           0.15%             0%             0.90%
MFS Utilities Series....................................      0.75%           0.16%             0%             0.91%
MONY Series Fund,
  Inc./(7)/
Government
  Securities
  Portfolio.............................................      0.50%           0.11%             0%             0.61%
Long Term Bond
  Portfolio/(8)/........................................      0.50%           0.10%             0%             0.60%
Money Market
  Portfolio.............................................      0.40%           0.07%             0%             0.47%

PBHG Insurance
  Series Fund/(9)/
PBHG Mid-Cap Value
  Portfolio.............................................      0.85%           0.35%             0%             1.20%
PBHG Select Value
  Portfolio.............................................      0.65%           0.32%             0%             0.97%

PIMCO Variable
Insurance Trust--
Administrative Class
Global Bond
  Portfolio/(10)/.......................................      0.25%           0.65%             0%             0.90%
Real Return Bond
  Portfolio.............................................      0.25%           0.40%             0%             0.65%
StocksPLUS Growth
  and Income
  Portfolio/(10)/.......................................      0.40%           0.25%             0%             0.65%

The Universal
Institutional
Funds,Inc./(11)/
Emerging Markets
  Equity Portfolio......................................      1.25%           0.71%             0%             1.96%
Global Value Equity
  Portfolio.............................................      0.80%           0.63%             0%             1.43%
U.S. Real Estate
  Portfolio.............................................      0.80%           0.36%             0%             1.16%
--------------------


/(1)/Enterprise Capital Management, Inc. has contractually agreed to limit the portfolios' "Total Expenses" through May 1, 2002, to the following expense ratios: Equity Income--1.05%; Global Socially Responsive--1.30%; Growth--1.15%; Growth and Income-- 1.05%; Managed--1.05%; Multi-Cap Growth--1.40%; Small Company Growth--1.40%; Small Company Value--1.30%; and Total Return--0.65%.
/(2)/The Global Socially Responsive and Total Return Portfolios were not in operation on December 31, 2000. These are estimates of annual expenses. /(3)/Excludes voluntary expense waivers. With these waivers, "Total Expenses"
     would have been 1.02%.
/(4)/The Mid-Cap Value Portfolio has established a non-12b-1 service fee arrangement which is reflected under "Other Expenses." The information in the chart above relating to the Mid-Cap Value Portfolio has been restated to reflect the fees and expenses that will be applicable during 2001. For the year 2001, Lord Abbett & Co. has contractually agreed to continue to reimburse a portion of the Mid-Cap Value Portfolio's expenses to the extent necessary to maintain its "Other Expenses" at an aggregate of 0.35% of its average daily net assets, and the restated information in the chart reflects this contractual arrangement. For the year 2000, absent any waivers and reimbursements "Other Expenses" for the Mid-Cap Value Portfolio would have been 0.81% and the "Total Expenses" for the Mid-Cap Value would have been 1.56%.
/(5)/Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series.
/(6)/MFS has contractually agreed, subject to reimbursement, to bear expenses for these series such that each such series' "Other Expenses", do not exceed the following percentages of the average daily net assets of the series during the current fiscal year: 0.15% for both Mid Cap Growth and New Discovery Series. These contractual fee arrangements will continue until at least May 1, 2002, unless changed with the consent of the board of trustees which oversees the series. Had these fee reductions not been taken into account, "Other Expenses" would be higher for certain series and would equal: 1.46% for Mid Cap Growth Series; and 0.19% for New Discovery Series; and "Total Expenses" would be higher for certain series and would equal:
     2.21% for Mid Cap Growth Series and 1.09% for New Discovery Series.

/(7)/MONY Life Insurance Company of America has contractually agreed to limit
   "Total Expenses" on these portfolios to the following amounts: Long term Bond--0.75%; Government Securities--0.75%; and Money Market--0.50%. This contractual limitation is in effect until April 30, 2002.


/(8)/Excludes voluntary expense reimbursements/reductions. With these voluntary reimbursements/reductions, "Other Expenses" would have been 0.09% and "Total Expenses" would have been 0.59%.


/(9)/For the fiscal year ended December 31, 2001, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fees payable by the portfolios and to pay certain expenses of the portfolios to the extent necessary to ensure that the total annual portfolio operating expenses do not exceed 1.20% and 1.00% for the Mid-Cap Value Portfolio and the Select Value Portfolio, respectively. Without these expense waivers, "Other Expenses" and "Total Expenses" for the Mid-Cap Value Portfolio would have been 3.67% and 4.52%, respectively. Pilgrim Baxter has agreed to maintain this expense limitation agreement until December 31, 2002. In any fiscal year in which the portfolios' total assets are greater than $75 million and its total annual portfolio operating expenses are less than 1.20% and 1.00% for the Mid-Cap Value Portfolio and the Select Value Portfolio, respectively, the portfolios' board of trustees may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the portfolios' behalf during the previous two fiscal years. In 2000, the board elected to reimburse $36,853 in waived fees, which are included in the calculation of "Other Expenses" above for the Select Value Portfolio. At the time of the election, the Portfolio had total assets in excess of $93 million. To date, the board has made no reimbursement election for the Mid-Cap Value Portfolio.


/(10)/PIMCO has contractually agreed to reduce total annual portfolio operating expenses for the Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and trustees' fees, 0.65% of average daily net assets for the StocksPLUS Growth and Income Portfolio and 0.90% of average daily net assets for the Global Bond Portfolio. Under the Expense Reimbursement Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit. Without these expense limitations actual "Other Expenses" would have been 0.26% for the StocksPLUS Portfolio and .93% for the Global Bond Portfolio and "Total Expenses" would have been 0.66% for the StocksPLUS Portfolio and 1.18% for the Global Bond Portfolio.


/(11)/The Adviser has voluntarily agreed to reduce its management fee and/or reimburse the portfolios to the following amounts. With these reimbursements and/or fee waivers the "Total Expenses" would have been 1.80%, 1.15% and 1.10% for the Emerging Markets Equity Portfolio, Global Value Equity Portfolio, U.S. Real Estate Portfolio, respectively. With these reimbursements and/or fee waivers, "Other Expenses" would have been 0.55%, 0.35% or 0.30% for the Emerging Markets Equity Portfolio, Global Value Equity Portfolio, U.S. Real Estate Portfolio, respectively.

   The purpose of the Table of Fees beginning on page 6 is to assist the Owner in understanding the various costs and expenses that the Owner will bear, directly or indirectly. The table reflects the expenses of the separate account as well as of the Funds. The Funds have provided information relating to their respective operations. The expenses borne by the Separate Account are explained under the caption "Charges and Deductions" at page 34 of this Prospectus. The expenses borne by the Funds are explained in each Fund's prospectus. The table does not reflect income taxes or penalty taxes which may become payable under the Internal Revenue Code or premium or other taxes which may be imposed under state or local laws.


                                    Example




   If you surrender your Contract at the end of the time periods shown below, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:



                                                               After   After   After   After
Subaccount                                                     1 Year 3 Years 5 Years 10 Years
----------                                                     ------ ------- ------- --------
Alger American Balanced.......................................  $86    $124    $164     $241
Alger American MidCap Growth..................................   86     123     162      237
Enterprise Small Company Growth...............................   88     131     175      265
Enterprise Small Company Value................................   86     125     164      242
Enterprise Equity Income......................................   86     124     164      241
Enterprise Growth.............................................   85     123     162      236
Enterprise Growth and Income..................................   86     123     163      238
Enterprise Global Socially Responsive.........................   90     136     184      284
Enterprise Managed............................................   85     123     161      235
Enterprise Multi-Cap Growth...................................   88     131     175      264
Enterprise Total Return Bond..................................   84     117     152      215
INVESCO VIF--Financial Services...............................   88     130     174      263
INVESCO VIF--Health Sciences..................................   88     130     173      261
INVESCO VIF--Telecommunications...............................   88     129     173      260
Janus Aspen Series Capital Appreciation.......................   86     125     166      245
Janus Aspen Series Flexible Income............................   87     127     169      252
Janus Aspen Series International Growth.......................   87     127     168      249
Lord Abbett Bond-Debenture....................................   86     123     163      238
Lord Abbett Growth and Income.................................   87     129     171      256
Lord Abbett Mid-Cap Value.....................................   88     143     196      309
MFS Mid Cap Growth............................................   86     150     216      361
MFS New Discovery.............................................   88     130     174      262
MFS Total Return..............................................   86     125     165      243
MFS Utilities.................................................   86     125     165      244
MONY Government Securities....................................   83     116     151      213
MONY Long Term Bond...........................................   83     116     150      211
MONY Money Market.............................................   82     112     144      198
Morgan Stanley Universal Institutional Emerging Markets Equity   96     155     215      347
Morgan Stanley Universal Institutional Global Value Equity....   91     140     190      296
Morgan Stanley Universal Institutional U.S. Real Estate.......   89     132     177      270
PBHG Mid-Cap Value............................................   89     195     301      536
PBHG Select Value.............................................   87     127     168      250
PIMCO Global Bond.............................................   86     125     165      243
PIMCO Real Return Bond........................................   84     118     153      217
PIMCO StocksPLUS Growth and Income............................   84     118     153      217

   If you do not surrender your Contract at the end of the time periods shown below, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:



                                                               After   After   After   After
Subaccount                                                     1 Year 3 Years 5 Years 10 Years
----------                                                     ------ ------- ------- --------
Alger American Balanced.......................................  $21    $ 65    $112     $241
Alger American MidCap Growth..................................   21      64     110      237
Enterprise Small Company Growth...............................   23      72     124      265
Enterprise Small Company Value................................   21      65     112      242
Enterprise Equity Income......................................   21      65     112      241
Enterprise Growth.............................................   21      64     109      236
Enterprise Growth and Income..................................   21      64     110      238
Enterprise Global Socially Responsive.........................   25      78     133      284
Enterprise Managed............................................   21      63     109      235
Enterprise Multi-Cap Growth...................................   23      72     123      264
Enterprise Total Return Bond..................................   19      58     100      215
INVESCO VIF--Financial Services...............................   23      72     123      263
INVESCO VIF--Health Sciences..................................   23      71     122      261
INVESCO VIF--Telecommunications...............................   23      71     121      260
Janus Aspen Series Capital Appreciation.......................   22      66     114      245
Janus Aspen Series Flexible Income............................   22      69     117      252
Janus Aspen Series International Growth.......................   22      68     116      249
Lord Abbett Bond-Debenture....................................   21      64     110      238
Lord Abbett Growth and Income.................................   23      70     119      256
Lord Abbett Mid-Cap Value.....................................   23      86     146      309
MFS Mid Cap Growth............................................   21      93     166      361
MFS New Discovery.............................................   23      71     122      262
MFS Total Return..............................................   21      66     113      243
MFS Utilities.................................................   21      66     113      244
MONY Government Securities....................................   18      57      98      213
MONY Long Term Bond...........................................   18      56      97      211
MONY Money Market.............................................   17      53      91      198
Morgan Stanley Universal Institutional Emerging Markets Equity   32      97     165      347
Morgan Stanley Universal Institutional Global Value Equity....   27      82     140      296
Morgan Stanley Universal Institutional U.S. Real Estate.......   24      74     126      270
PBHG Mid-Cap Value............................................   24     141     256      536
PBHG Select Value.............................................   22      68     116      250
PIMCO Global Bond.............................................   21      66     113      243
PIMCO Real Return Bond........................................   19      58     100      217
PIMCO StocksPLUS Growth and Income............................   19      58     100      217




   The examples above should not be considered a representation of past or future expenses, and actual expenses may be greater or lesser than those shown. All Variable Account expenses as well as portfolio company (the Funds) expenses, are reflected in the examples. Expense reimbursements are reflected only in the years where there is a contractual obligation in effect. Not reflected in the examples which assume surrender at the end of each time period are income taxes and penalty taxes which may become payable under the Internal Revenue Code or premium or other taxes which may be imposed under state or local laws.

                                  [FLOW CHART]

                    DETAILED INFORMATION ABOUT THE COMPANY
                          AND MONY VARIABLE ACCOUNT A

MONY Life Insurance Company

   MONY Life Insurance Company issues the Contract. In this prospectus, MONY Life Insurance Company is called (the "Company"). The Company is a stock life insurance company organized in the State of New York. The Company is currently licensed to sell life insurance and annuities in all 50 states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands.

   The principal office of the Company is located at 1740 Broadway, New York, New York. The Company was organized as a mutual life insurance company under the laws of the State of New York in 1842 under the name The Mutual Life Insurance Company of New York. In 1998, The Mutual Life Insurance Company of New York converted to a stock company through demutualization and was renamed MONY Life Insurance Company. The demutualization did not have any material effect on the obligations of the Company under the Contracts or on MONY Variable Account A.

   On August 16, 1999, the rating assigned to the Company by A.M. Best Company, Inc., an independent insurance company rating organization, was upgraded to A (Excellent). This rating is based upon an analysis of financial condition and operating performance. The A.M. Best rating of the Company should be considered only as bearing on the ability of the Company to meet its obligations under the policies.

MONY Variable Account A


   MONY Variable Account A is a separate investment account of the Company. Presently, only purchase payments for individual flexible payment variable annuity contracts are permitted to be allocated to MONY Variable Account A. The assets in MONY Variable Account A are kept separate from the General Account assets and other separate accounts of the Company.


   The Company owns the assets in MONY Variable Account A. The Company is required to keep assets in MONY Variable Account A that equal the total market value of the contract liabilities funded by MONY Variable Account A. Realized or unrealized income gains or losses of MONY Variable Account A are credited or charged against MONY Variable Account A assets without regard to the other income, gains or losses of the Company. Reserves and other liabilities under the contracts are assets of MONY Variable Account A. MONY Variable Account A assets are not chargeable with liabilities of the Company's other businesses. All obligations under the contract are general corporate obligations of the Company. The Company may accumulate in MONY Variable Account A proceeds from various contract charges applicable to those assets. From time to time, assets exceeding the reserves and other liabilities of the Variable Account may be transferred in cash to the Company's General Account. Such transfers must have prior approval of the New York Insurance Department.

   MONY Variable Account A was authorized by the Board of Directors of the Company and established under New York law on November 28, 1990. MONY Variable Account A is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust. A unit investment trust is a type of investment company. This does not involve any supervision by the SEC or the management or investment policies or practices of MONY Variable Account A. For state law purposes, MONY Variable Account A is treated as a part or division of the Company.

   MONY Variable Account A is divided into subdivisions called subaccounts. Each subaccount invests only in shares of a designated portfolio of the Funds. For example, the Long Term Bond Subaccount invests solely in shares of the MONY Series Fund, Inc. Long Term Bond Portfolio. These portfolios serve only as the underlying investment for variable annuity and variable life insurance contracts issued through separate accounts of the Company or other life insurance companies. The portfolios may also be available to certain pension accounts. The portfolios are not available directly to individual investors. In the future, the Company may establish additional subaccounts of MONY Variable Account A. Future subaccounts may invest in other portfolios of the Funds or in other securities. MONY Series Fund, Inc. has a total of seven portfolios. Only three of the seven portfolios are available to you.


   The following table lists the subaccounts of MONY Variable Account A that are available to you, their respective investment objectives, and which Fund portfolio shares are purchased:


       Subaccount and Designated Portfolio                          Investment Objective
-----------------------------------------------------------------------------------------------------------

Alger American Balanced Subaccount                 Seeks current income and long-term capital
                                                   appreciation. The portfolio focuses on stocks of
This subaccount purchases shares of The Alger      companies with growth potential and fixed income
American Fund Alger American Balanced              securities, with emphasis on income-producing
Portfolio.                                         securities which appear to have some potential for
                                                   capital appreciation. Under normal circumstances,
                                                   the portfolio invests in common stocks and fixed-
                                                   income securities, which include commercial paper
                                                   and bonds rated within the 4 highest rating
                                                   categories by an established rating agency or if not
                                                   rated, which are determined by the Manager to be
                                                   of comparable quality. Ordinarily, at least 25% of
                                                   the Portfolio's net assets are invested in fixed-
                                                   income securities.
-----------------------------------------------------------------------------------------------------------

Alger American MidCap Growth Subaccount            Seeks long-term capital appreciation. The portfolio
                                                   focuses on midsize companies with promising
This subaccount purchases shares of The Alger      growth potential. Under normal circumstances, the
American Fund Alger American MidCap Growth         portfolio invests primarily in the equity securities of
Portfolio.                                         companies having a market capitalization within the
                                                   range of companies in the S&P MidCap 400(TM)
                                                   Index.
-----------------------------------------------------------------------------------------------------------

Enterprise Equity Income Subaccount                Invests in a combination of growth and income.
                                                   Seeks to achieve an above average and consistent
This subaccount purchases shares of the Enterprise total return, primarily from investments in dividend
Accumulation Trust Equity Income Portfolio.        paying U.S. common stocks.
-----------------------------------------------------------------------------------------------------------

Enterprise Global Socially Responsive              Seeks total return primarily from investments in
Subaccount                                         common stocks of companies that the portfolio
                                                   manager believes are socially responsive and that
This subaccount purchases shares of the Enterprise are located in countries that are included in the
Accumulation Trust Global Socially Responsive      MSCI World Index.
Portfolio.

--------------------------------------------------------------------------------------------------------

Enterprise Growth Subaccount                       Seeks capital appreciation, primarily from
                                                   investments in U.S. common stocks of large
This subaccount purchases shares of the Enterprise capitalization companies. Pursues goal by investing
Accumulation Trust Growth Portfolio.               in companies with long-term earnings potential, but
                                                   which are currently selling at a discount to their
                                                   estimated long-term value.
--------------------------------------------------------------------------------------------------------

Enterprise Growth and Income Subaccount            Seeks total return through capital appreciation with
                                                   income as a secondary consideration by investing in
This subaccount purchases shares of the Enterprise a broadly diversified group of U.S. common stocks
Accumulation Trust Growth and Income Portfolio.    of large capitalization companies.

       Subaccount and Designated Portfolio                         Investment Objective
---------------------------------------------------------------------------------------------------------

Enterprise Managed Subaccount                      Seeks growth of capital over time by investing in a
                                                   portfolio consisting of common stocks, bonds and
This subaccount purchases shares of the Enterprise cash equivalents, the percentages of which vary
Accumulation Trust Managed Portfolio.              over time based on the investment manager's
                                                   assessment of economic and market trends and its
                                                   perception of the relative investment values
                                                   available from such types of securities at any given
                                                   time.
---------------------------------------------------------------------------------------------------------

Enterprise Multi-Cap Growth Subaccount             Seeks long-term capital appreciation by primarily
                                                   investing in growth stocks. Companies will tend to
This subaccount purchases shares of the Enterprise fall into one of two categories: companies that offer
Accumulation Trust Multi-Cap Growth Portfolio.     goods or services to a rapidly expanding
                                                   marketplace or companies experiencing a major
                                                   change that is expected to produce advantageous
                                                   results.
---------------------------------------------------------------------------------------------------------

Enterprise Small Company Growth Subaccount         Seeks capital appreciation by investing primarily in
                                                   common stocks of small capitalization companies
This subaccount purchases shares of the Enterprise believed by the portfolio manager to have an
Accumulation Trust Small Company Growth            outlook for strong earnings growth and potential for
Portfolio.                                         significant capital appreciation.
---------------------------------------------------------------------------------------------------------

Enterprise Small Company Value Subaccount          Seeks maximum capital appreciation by investing
                                                   primarily in common stocks of small capitalization
This subaccount purchases shares of the Enterprise companies that the portfolio manager believes are
Accumulation Trust Small Company Value             undervalued -- that is the stock's market price does
Portfolio.                                         not fully reflect the company's value.
---------------------------------------------------------------------------------------------------------

Enterprise Total Return Subaccount                 Seeks total return primarily from investments in a
                                                   diversified portfolio of fixed income instruments of
This subaccount purchases shares of the Enterprise varying maturities.
Accumulation Trust Total Return Portfolio.
---------------------------------------------------------------------------------------------------------

INVESCO VIF -- Financial Services Subaccount       Seeks to provide capital growth by investing
                                                   primarily in equity securities of companies involved
This subaccount purchases shares of the INVESCO    in the financial services sector.
Variable Investment Funds, Inc. INVESCO VIF --
Financial Services Fund.
---------------------------------------------------------------------------------------------------------

INVESCO VIF -- Health Sciences Subaccount          Seeks to provide capital growth by investing
                                                   primarily in equity securities of companies that
This subaccount purchases shares of the INVESCO    develop, produce or distribute products or services
Variable Investment Funds, Inc. INVESCO VIF --     related to health care.
Health Sciences Fund.

      Subaccount and Designated Portfolio                        Investment Objective
--------------------------------------------------------------------------------------------------------

INVESCO VIF -- Telecommunications               Seeks to provide capital growth and current income
Subaccount                                      by investing primarily in the equity securities of
                                                companies involved in the design, development,
This subaccount purchases shares of the INVESCO manufacture, distribution, or sale of
Variable Investment Funds, Inc. INVESCO VIF --  communications services and equipment, and
Telecommunications Fund.                        companies that are involved in supplying equipment
                                                or services to such companies. Will invest primarily
                                                in companies located in at least three different
                                                countries, although U.S. issuers will often dominate
                                                the portfolio.
--------------------------------------------------------------------------------------------------------

Janus Aspen Series Capital Appreciation         Seeks long-term growth of capital. It pursues its
Subaccount                                      objective by investing primarily in common stocks
                                                selected for their growth potential. The portfolio
This subaccount purchases shares of Janus Aspen may invest in companies of any size, from larger,
Series Capital Appreciation Portfolio.          well-established companies to smaller, emerging
                                                growth companies.
--------------------------------------------------------------------------------------------------------

Janus Aspen Series Flexible Income Subaccount   Seeks to obtain maximum total return, consistent
                                                with preservation of capital. It pursues its objective
This subaccount purchases shares of the Janus   by investing primarily in a wide variety of income-
Aspen Series Flexible Income Portfolio.         producing securities such as corporate bonds and
                                                notes, government securities and preferred stock.
                                                As a fundamental policy, the portfolio will invest at
                                                least 80% of its assets in income-producing
                                                securities. The portfolio may own an unlimited
                                                amount of high-yield/high-risk bonds.
--------------------------------------------------------------------------------------------------------

Janus Aspen Series International Growth         Seeks long-term growth of capital. It pursues its
Subaccount                                      objective by investing at least 65% of its total assets
                                                in securities of issuers from at least five different
This subaccount purchases shares of the Janus   countries, excluding the United States. Although the
Aspen Series International Growth Portfolio.    portfolio intends to invest substantially all of its
                                                assets in issuers located outside the United States it
                                                may at times invest in U.S. issuers and it may at
                                                times invest all of its assets in fewer than five
                                                countries, or even a single country.
--------------------------------------------------------------------------------------------------------

Lord Abbett Bond-Debenture Subaccount           Investment Objective and Strategy: seeks high
                                                current income and the opportunity for capital
This subaccount purchases shares of the Lord    appreciation to produce a high total return. It
Abbett Series Fund Bond-Debenture Portfolio.    pursues its objective by investing in high yield and
                                                investment grade debt securities, securities
                                                convertible into common stock and preferred
                                                stocks. The portfolio invests at least 65% of its total
                                                assets in fixed income securities of various types.
                                                At least 20% of the portfolio's assets must be
                                                invested in any combination of investment grade
                                                securities, U.S. Government securities and cash
                                                equivalents.

       Subaccount and Designated Portfolio                           Investment Objective
------------------------------------------------------------------------------------------------------------

Lord Abbett Growth and Income Subaccount           Investment Objective and Strategy: seeks long-term
                                                   growth of capital and income without excessive
This subaccount purchases shares of the Lord       fluctuations in market value. It pursues its objective
Abbett Series Fund Growth and Income Portfolio.    by investing at least 65% of its total assets in large,
                                                   seasoned, U.S. and multinational companies.
------------------------------------------------------------------------------------------------------------

Lord Abbett Mid-Cap Value Subaccount               Investment Objective and Strategy: seeks capital
                                                   appreciation. It pursues its objective by investing at
This subaccount purchases shares of the Lord       least 65% of its total assets in equity securities of
Abbett Series Fund Mid-Cap Value Portfolio.        mid-sized companies, with market capitalizations of
                                                   roughly $500 million to $10 billion.
------------------------------------------------------------------------------------------------------------

MFS Mid Cap Growth Subaccount                      Seeks long-term growth of capital by investing at
                                                   least 65% of its total assets in companies with
This subaccount purchases shares of the MFS(R)     medium market capitalization which are defined as
Variable Insurance Trust/SM/ MFS Mid Cap Growth    companies with market capitalizations equaling or
Series.                                            exceeding $250 million but not exceeding the top of
                                                   the Russell Midcap(TM) Growth Index range at the
                                                   time of purchase by the portfolio.
------------------------------------------------------------------------------------------------------------

MFS New Discovery Subaccount                       Seeks capital appreciation by investing at least 65%
                                                   of its total assets in equity securities of emerging
This subaccount purchases shares of the MFS(R)     growth companies. Emerging growth companies are
Variable Insurance Trust/SM/ MFS New Discovery     companies that are either: early in their life cycle
Series.                                            but which have the potential to become major
                                                   enterprises or major enterprises whose rates of
                                                   earnings growth are expected to accelerate because
                                                   of special factors, such as rejuvenated management,
                                                   new products, changes in consumer demand, or
                                                   basic changes in the economic environment.
------------------------------------------------------------------------------------------------------------

MFS Total Return Subaccount                        Seeks mainly to provide above-average income
                                                   consistent with the prudent employment of capital
This subaccount purchases shares of the MFS(R)     and secondarily to provide a reasonable opportunity
Variable Insurance Trust/SM/ MFS Total Return      for growth of capital and income. It pursues its
Series.                                            objective by investing at least 40%, but not more
                                                   than 75%, of its net assets in common stocks and
                                                   related securities and at least 25% of its net assets in
                                                   non-convertible fixed income securities.
------------------------------------------------------------------------------------------------------------

MFS Utilities Subaccount                           Seeks capital growth and current income by
                                                   investing at least 65% of its total assets in equity
This subaccount purchases shares of the MFS(R)     and debt securities of domestic and foreign
Variable Insurance Trust/SM/ MFS Utilities Series. companies (including emerging markets) in the utilities industry.
------------------------------------------------------------------------------------------------------------

MONY Government Securities Subaccount              Seeks to maximize income and capital appreciation
                                                   by investing in bonds, notes and other obligations
This subaccount purchases shares of the MONY       either issued or guaranteed by the U.S.
Series Fund, Inc. Government Securities Portfolio. Government, its agencies or instrumentalities, together having a weighted average maturity of
                                                   between 4 to 8 year.
------------------------------------------------------------------------------------------------------------

         Subaccount and Designated Portfolio                           Investment Objective
-------------------------------------------------------------------------------------------------------------

MONY Long Term Bond Subaccount                         Seeks to maximize income and capital appreciation
                                                       over the longer term by investing in highly-rated
This subaccount purchases shares of the MONY           fixed income securities issued by a diverse mix of
Series Fund, Inc. Long Term Bond Portfolio.            corporations, the U.S. Government and its agencies
                                                       or instrumentalities, as well as mortgage-backed
                                                       and asset-backed securities together having a dollar-
                                                       weighted average maturity of more than 8 years.
-------------------------------------------------------------------------------------------------------------

MONY Money Market Subaccount                           Seeks to maximize current income consistent with
                                                       preservation of capital and maintenance of liquidity
This subaccount purchases shares of the MONY           by investing primarily in high quality, short-term
Series Fund, Inc. Money Market Portfolio.              money market instruments.
-------------------------------------------------------------------------------------------------------------

Morgan Stanley Universal Institutional                 Seeks long-term capital appreciation by investing
Emerging Markets Equity Subaccount                     primarily in growth-oriented equity securities of
                                                       issuers in emerging market countries.
This subaccount purchases shares of The Universal
Institutional Funds, Inc. Emerging Markets Equity
Portfolio.
-------------------------------------------------------------------------------------------------------------

Morgan Stanley Universal Institutional Global          Seeks long-term capital appreciation by investing
Value Equity Subaccount                                primarily in equity securities of issuers throughout
                                                       the world, including U.S. issuers.
This subaccount purchases shares of The Universal
Institutional Funds, Inc. Global Value Equity
Portfolio.
-------------------------------------------------------------------------------------------------------------

Morgan Stanley Universal Institutional U.S. Real       Seeks to provide above average current income and
Estate Subaccount                                      long-term capital appreciation by investing
                                                       primarily in equity securities of companies in the
This subaccount purchases shares of The Universal      U.S. real estate industry, including real estate
Institutional Funds, Inc. U. S. Real Estate Portfolio. investment trusts ("REITs").
-------------------------------------------------------------------------------------------------------------

PBHG Mid-Cap Value Subaccount                          Seeks to provide above-average total return over a 3
                                                       to 5 year market cycle by primarily investing in
This subaccount purchases shares of the PBHG           value common stocks of companies with market
Insurance Series Fund PBHG Mid-Cap Value               capitalizations within the range of the S&P
Portfolio.                                             MidCap 400(TM) Index.
-------------------------------------------------------------------------------------------------------------

PBHG Select Value Subaccount                           Seeks to provide long-term growth of capital and
                                                       income by primarily investing in value common
This subaccount purchases shares of the PBHG           stocks of no more than 30 companies with large
Insurance Series Fund PBHG Select Value                market capitalizations. Current income is a
Portfolio.                                             secondary objective.
-------------------------------------------------------------------------------------------------------------

PIMCO Global Bond Subaccount                           Seeks to maximize total return, consistent with
                                                       preservation of capital, by investing primarily in
This subaccount purchases shares of the PIMCO          Fixed Income Instruments of issuers located in at
Variable Insurance Trust Global Bond Portfolio.        least three countries (one of which may be the
                                                       United States).

     Subaccount and Designated Portfolio                       Investment Objective
----------------------------------------------------------------------------------------------------

PIMCO Real Return Bond Subaccount              Seeks to maximize real return, consistent with
                                               preservation of real capital, by investing primarily
This subaccount purchases shares of the PIMCO  in inflation-indexed bonds of varying maturities
Variable Insurance Trust Real Return Bond      issued by the U.S. and non-U.S. governments, their
Portfolio.                                     agencies or government-sponsored enterprises and
                                               corporations.
----------------------------------------------------------------------------------------------------

PIMCO StocksPLUS Growth and Income             Seeks total return which exceeds the total return of
Subaccount                                     the S&P 500 by investing primarily in S&P 500
                                               derivatives, backed by a portfolio of Fixed Income
This subaccount purchases shares of the PIMCO  Instruments.
Variable Insurance Trust StocksPLUS Growth and
Income Portfolio.
----------------------------------------------------------------------------------------------------



   The investment objectives of each portfolio (except for the Janus portfolios) are fundamental and may not be changed without the approval of the holders of a majority of the outstanding shares of the portfolio affected. For each of the Funds a majority means the lesser of:



      (1) 67% of the portfolio shares represented at a meeting at which more than 50% of the outstanding portfolio shares are represented, or



      (2) More than 50% of the outstanding portfolio shares.



   The investment objectives of the Janus portfolios are non-fundamental and may be changed by the Fund's Trustees without a shareholder vote.



                                   THE FUNDS



   Each available subaccount of MONY Variable Account A will invest only in the shares of the Funds. The Funds (except for Janus Aspen Series Capital Appreciation Portfolio) are diversified, open-end management investment companies. The Janus Aspen Series Capital Appreciation Portfolio is a non-diversified, open-end management investment company. The Funds are registered with the SEC under the Investment Company Act of 1940. These registrations do not involve supervision by the SEC of the management or investment practices or policies of the Funds. The Funds, or any of them, may withdraw from the sale any or all the respective portfolios as allowed by applicable law.


The Alger American Fund

   Fred Alger Management, Inc., is each portfolio's investment adviser. The investment adviser is responsible for managing each portfolio's assets according to its goal and for placing orders with broker-dealers to purchase and sell securities on behalf of each portfolio. The investment adviser fee for each portfolio is shown in the table below.

              Portfolio                            Investment Adviser Fee
---------------------------------------------------------------------------------------

Alger American Balanced Portfolio      Annual rate of 0.75% of the portfolio's average
                                       daily net assets.
---------------------------------------------------------------------------------------

Alger American MidCap Growth Portfolio Annual rate of 0.80% of the portfolio's average daily net assets.

Enterprise Accumulation Trust

   Enterprise Accumulation Trust has a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Enterprise Capital Management, Inc. ("Enterprise Capital"), a wholly owned subsidiary of MONY, is the investment adviser of Enterprise Accumulation Trust. Enterprise Capital is responsible for the overall management of the portfolios, including meeting the investment objectives and policies of the portfolios. Enterprise Capital contracts with sub-investment advisers to assist in managing the portfolios. For information about the sub-advisers for each portfolio, see the Enterprise Accumulation Trust prospectus included in this Prospectus Portfolio. Enterprise Accumulation Trust pays an investment adviser fee to Enterprise Capital which in turn pays the sub-investment advisers. Fees are deducted daily and paid to Enterprise Capital on a monthly basis. The sub-investment adviser and daily investment adviser fees and sub-investment adviser fees for each portfolio are shown in the table below:


Portfolio and Sub-Investment Adviser       Investment Adviser Fee           Sub-Investment Adviser Fee
------------------------------------------------------------------------------------------------------------

   Equity Income Portfolio           Annual rate of 0.75% of the        Annual rate of 0.30% of the first
                                     portfolio's average daily net      $100 million, 0.25% of the next
   1740 Advisers, Inc. (affiliate    assets.                            $100 million, and 0.20% in
   of MONY Life Insurance                                               excess of $200 million of the
   Company of America) is the                                           portfolio's average daily net
   sub-investment adviser.                                              assets.
------------------------------------------------------------------------------------------------------------

   Global Socially Responsive        Annual rate of 0.90% of the        Annual rate of 0.45% of the first
   Portfolio                         portfolio's average daily net      $100 million; 0.40% of the next
                                     assets.                            $100 million; and 0.30% in
   Rockefeller & Co., Inc. is the                                       excess of $200 million of the
   sub-investment adviser.                                              portfolio's average daily net
                                                                        assets.
------------------------------------------------------------------------------------------------------------

   Growth Portfolio                  Annual rate of 0.75% of the        Annual rate of 0.30% of the first
                                     portfolio's average daily net      $1 billion and 0.20% in excess of
   Montag & Caldwell, Inc. is the    assets.                            $1 billion of the portfolio's
   sub-investment adviser.                                              average daily net assets.
------------------------------------------------------------------------------------------------------------

   Growth and Income Portfolio       Annual rate of 0.75% of the        Annual rate of 0.30% of the first
                                     portfolio's average daily net      $100 million, 0.25% of the next
   Retirement System Investors,      assets.                            $100 million, and 0.20% in
   Inc. is the sub-investment                                           excess of $200 million of the
   adviser.                                                             portfolio's average daily net
                                                                        assets.
------------------------------------------------------------------------------------------------------------

   Managed Portfolio                 Annual rate of 0.80% of the first  Wellington Management
                                     $400 million, 0.75% of the next    Company's fee for the assets of
   Wellington Management             $400 million and 0.70% in excess   the Portfolio it manages is an
   Company, LLP and Sanford C.       of $800 million of the portfolio's annual rate of 0.40% up to $500
   Bernstein & Co., LLC are the      average daily net assets.          million, 0.35% of the next $500
   sub-investment advisers.                                             million, 0.30% of the next $1
                                                                        billion, and 0.25% in excess of $2
                                                                        billion of the portfolio's average
                                                                        daily net assets. Sanford C.
                                                                        Bernstein & Co., Inc.'s fee for the
                                                                        assets of the Portfolio it manages
                                                                        is an annual rate of 0.40% up to
                                                                        $10 million, 0.30% from $10
                                                                        million to $50 million, 0.20%
                                                                        from $50 million to $100 million,
                                                                        and 0.10% in excess of $100
                                                                        million of the portfolio's average
                                                                        daily net assets.

Portfolio and Sub-Investment Adviser       Investment Adviser Fee           Sub-Investment Adviser Fee
-----------------------------------------------------------------------------------------------------------

   Multi-Cap Growth Portfolio        Annual rate of 1.00% of the        Annual rate of 0.40% of the
                                     average daily net assets.          average daily net assets.
   Fred Alger Management Inc. is
   the sub-investment adviser.
-----------------------------------------------------------------------------------------------------------

   Small Company Growth              Annual rate of 1.00% of the        Annual rate of 0.65% of the first
   Portfolio                         portfolio's average daily net      $50 million, 0.55% of the next
                                     assets.                            $50 million and 0.45% in excess
   William D. Witter, Inc. is the                                       of $100 million of the portfolio's
   sub-investment adviser.                                              average daily net assets.
-----------------------------------------------------------------------------------------------------------

   Small Company Value Portfolio     Annual rate of 0.80% of the first  Annual rate of 0.40% of the first
                                     $400 million, 0.75% of the next    $1 billion and 0.30% in excess of
   Gabelli Asset Management          $400 million and 0.70% in excess   $1 billion of the portfolio's
   Company is the sub-               of $800 million of the portfolio's average daily net assets.
   investment adviser.               average daily net assets.
-----------------------------------------------------------------------------------------------------------

   Total Return Portfolio            Annual rate of 0.40% of the        Annual rate of 0.25% of the
                                     portfolio's average daily net      portfolio's average daily net
   Pacific Investment                assets.                            assets.
   Management Company, LLP is
   the sub-investment adviser.


INVESCO Variable Investment Funds, Inc.

   INVESCO Funds Group, Inc. is the investment adviser for each of the portfolios. Together with affiliated companies, the investment adviser directs all aspects of the management of the portfolios. The investment adviser fee for each portfolio is shown in the table below.

              Portfolio                            Investment Adviser Fee
---------------------------------------------------------------------------------------

INVESCO VIF -- Financial Services Fund Annual rate of 0.75% of the portfolio's average daily net assets.
---------------------------------------------------------------------------------------

INVESCO VIF -- Health Sciences Fund    Annual rate of 0.75% of the portfolio's average
                                       daily net assets.
---------------------------------------------------------------------------------------

INVESCO VIF -- Telecommunications Fund Annual rate of 0.75% of the portfolio's average daily net assets.

Janus Aspen Series

   Janus Aspen Series has several portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Janus Capital is the investment adviser to each of the portfolios and is responsible for the day-to-day management of the investment portfolios and other business affairs of the portfolios. The daily investment adviser fee for each portfolio is shown in the table below.

          Portfolio                        Investment Adviser Fee
-------------------------------------------------------------------------------

Capital Appreciation Portfolio Annual rate of 0.65% of the portfolio's average daily net assets.

          Portfolio                          Investment Adviser Fee
-----------------------------------------------------------------------------------

Flexible Income Portfolio      Annual rate of 0.65% of the first $300 million; and
                               0.55% in excess of $300 million of the portfolio's
                               average daily net assets.
-----------------------------------------------------------------------------------

International Growth Portfolio Annual rate of 0.65% of the portfolio's average daily net assets.

Lord Abbett Series Fund

   Lord Abbett Series Fund has several portfolios. The shares of the portfolios listed in the table below can be purchased by the subaccounts available to you. Lord, Abbett & Co. is the investment adviser to each of the portfolios and manages the investments of each of the portfolios. The investment adviser fee is shown in the table below.

           Portfolio                      Investment Adviser Fee
  ----------------------------------------------------------------------------

  Bond-Debenture Portfolio    Annual rate of 0.50% of the portfolio's average
                              daily net assets.
  ----------------------------------------------------------------------------

  Growth and Income Portfolio Annual rate of 0.50% of the portfolio's average daily net assets.
  ----------------------------------------------------------------------------

  Mid-Cap Value Portfolio     Annual rate of 0.75% of the portfolio's average
                              daily net assets.

MFS(R) Variable Insurance Trust/SM/

   MFS Variable Insurance Trust contains a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available through our product. Massachusetts Financial Services Company is the investment adviser to each of the portfolios and manages the investments of each of the portfolios. The investment adviser fee is shown in the table below.

           Portfolio                     Investment Adviser Fee
   --------------------------------------------------------------------------

   MFS Mid Cap Growth Series Annual rate of 0.75% of the portfolio's average daily net assets.
   --------------------------------------------------------------------------

   MFS New Discovery Series  Annual rate of 0.90% of the portfolio's average daily net assets.
   --------------------------------------------------------------------------

   MFS Total Return Series   Annual rate of 0.75% of the portfolio's average
                             daily net assets.
   --------------------------------------------------------------------------

   MFS Utilities Series      Annual rate of 0.75% of the portfolio's average
                             daily net assets.

MONY Series Fund, Inc.

   MONY Series Fund, Inc. has a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Each of the portfolios has different investment objectives and policies. The

Company is a registered investment adviser under the Investment Advisers Act of 1940. The Company, as investment adviser, currently pays the compensation of the Fund's directors, officers, and employees who are affiliated in some way with the Company. MONY Series Fund, Inc. pays for all other expenses including, for example, the calculation of the net asset value of the portfolios. To carry out its duties as an investment adviser, the Company has entered into a Services Agreement with MONY to provide personnel, equipment, facilities and other services. As the investment adviser to MONY Series Fund, Inc., the Company receives a daily investment adviser fee for each portfolio (see chart below). Fees are deducted daily and paid to the Company monthly.

   The following table describes the portfolios available and the investment advisory fees:

           Portfolio                          Investment Adviser Fee
------------------------------------------------------------------------------------

Government Securities Portfolio Annual rate of 0.50% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% in
                                excess of $800 million of the portfolio's aggregate
                                average daily net assets.
------------------------------------------------------------------------------------

Long Term Bond Portfolio        Annual rate of 0.50% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% in
                                excess of $800 million of the portfolio's aggregate
                                average daily net assets.
------------------------------------------------------------------------------------

Money Market Portfolio          Annual rate of 0.40% of the first $400 million,
                                0.35% of the next $400 million, and 0.30% of assets
                                in excess of $800 million of the portfolio's
                                aggregate average daily net assets.

PBHG Insurance Series Fund


   PBHG Insurance Series Fund has a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Pilgrim Baxter & Associates, Ltd. is the investment adviser for each of the portfolios. Pilgrim Baxter Value Investors, Inc., a wholly-owned subsidiary of Pilgrim Baxter & Associates, Ltd., is the sub-investment adviser for the Mid-Cap and Select Value Portfolios. The investment adviser fees and sub-investment adviser fees for each portfolio are shown in the table below. The sub-investment adviser fee for each portfolio is paid by Pilgrim Baxter & Associates, Ltd. and not by the portfolios.



Portfolio and Investment Sub-Adviser    Investment Adviser Fee      Sub-Investment Adviser Fee
-------------------------------------------------------------------------------------------------

PBHG Mid-Cap Value                   Annual rate of 0.85% of the   Annual rate of 0.50% of the
Portfolio                            portfolio's average daily net portfolio's average daily net
Pilgrim Baxter Value Investors,      assets.                       assets.
Inc. is the sub-investment
adviser.
-------------------------------------------------------------------------------------------------

PBHG Select Value Portfolio          Annual rate of 0.65% of the   Annual rate of 0.40% of the
Pilgrim Baxter Value Investors,      portfolio's average daily net portfolio's average daily net
Inc. is the sub-investment           assets.                       assets.
adviser.

PIMCO Variable Insurance Trust

   PIMCO Variable Insurance Trust has a number of portfolios. The shares of some of the portfolios can be purchased by the subaccounts available to you. Pacific Investment Management Company LLC is the investment adviser for the portfolios and is responsible for managing the investment activities of the portfolios and the portfolios' business affairs and other administrative matters. The investment adviser fee for each portfolio is shown in the table below.


                      Portfolio           Investment Adviser Fee
              -----------------------------------------------------

              Global Bond Portfolio      Annual rate of 0.25% of
                                         the portfolio's average
                                         dailynet assets.
              -----------------------------------------------------

              Real Return Bond Portfolio Annual rate of 0.25% of
                                         the portfolio's average
                                         dailynet assets.
              -----------------------------------------------------

              StocksPLUS Growth and      Annual rate of 0.40% of
              Income Portfolio           the portfolio's average
                                         dailynet assets.


The Universal Institutional Funds, Inc.


   Morgan Stanley Asset Management* is the investment adviser to each of the portfolios and manages the investments of each of the portfolios. The investment adviser fee is shown in the table below.


                 Portfolio                                  Investment Adviser Fee
---------------------------------------------------------------------------------------------------

Emerging Markets Equity Portfolio            Annual rate of 1.25% of the first $500 million;
                                             1.20% from $500 million to $1 billion; and 1.15% in
                                             excess of $1 billion of the portfolio's average daily
                                             net assets.
---------------------------------------------------------------------------------------------------

Global Value Equity Portfolio                Annual rate of 0.80% of the first $500 million;
                                             0.75% from $500 million to $1 billion; and 0.70% in
                                             excess of $1 billion of the portfolio's average daily
                                             net assets.
---------------------------------------------------------------------------------------------------

U. S. Real Estate Portfolio                  Annual rate of 0.80% of the first $500 million;
                                             0.75% from $500 million to $1 billion; and 0.70% in
                                             excess of $1 billion of the portfolio's average daily
                                             net assets.


* Morgan Stanley Asset Management Inc. changed its name to Morgan Stanley Investment Management Inc. but continues to do business in certain instances using the name Morgan Stanley Asset Management.





   Each Owner should periodically review their allocation of purchase payments and Fund Values among the subaccounts and the guaranteed interest account in light of their current objectives, the current market conditions, and the risks of investing in each of the Funds' various portfolios. A full description of the objectives, policies, restrictions, risks and expenses for each of the Funds' portfolios can be found in the accompanying prospectus for each of the Funds. The prospectus for each of the Funds should be read carefully together with this prospectus before investing.

Purchase of Portfolio Shares by MONY Variable Account A

   MONY Variable Account A will buy and redeem shares from the Funds at net asset value. Shares will be redeemed when needed for the Company to:

  .  Collect charges under the Contracts.

  .  Pay Cash Value on full surrenders of the Contracts.

  .  Fund partial surrenders.

  .  Provide benefits under the Contracts.

  . Transfer assets from one subaccount to another or between one or more subaccounts of MONY Variable Account A and the Guaranteed Interest Account as requested by Owners.

Any dividend or capital gain distribution received from a portfolio of a Fund will be:

  .  Reinvested immediately at net asset value in shares of that portfolio.

  .  Kept as assets of the corresponding subaccount.

  Cash Value -- The Contract's Fund Value, less (1) any applicable Surrender Charge, and (2) any outstanding loan.

   The Boards of Directors or Trustees of the Funds monitor the respective Fund for the existence of material irreconcilable conflict between the interests of variable annuity Owners and variable life insurance Owners. The Boards shall report any such conflict to the boards of the Company and its affiliates. The Boards of Directors of the Company and its affiliates have agreed to be responsible for reporting any potential or existing conflicts to the Directors and Trustees of each of the Funds. The Boards of Directors of the Company and its affiliates will remedy any conflict at their own cost. The remedy may include establishing a new registered management investment company and segregating the assets underlying the variable annuity contracts and the variable life insurance contracts.

Guaranteed Interest Account

   The Guaranteed Interest Account is a part of the Company's General Account and consists of all the Company's assets other than assets allocated to separate investment accounts of the Company, including MONY Variable Account A.

   Crediting of Interest. Any Net Purchase Payments you as Owner of the Contract allocate to the Guaranteed Interest Account will be credited with interest at the rate declared by the Company for one year accumulation periods. If you allocate purchase payments to the Guaranteed Interest Account, your allocation will automatically begin a new accumulation period as of the date you allocate the payment. The accumulation period will end on your monthly contract anniversary date. If you transfer funds from the Guaranteed Interest Account, you will choose the accumulation period from which such transfer will be made. Before the beginning of each calendar month, the Company will declare an interest rate for the current accumulation period, if those rates will be higher than the guaranteed rate. Each interest rate declared by the Company will be applicable for all Net Purchase Payments received or transfers from MONY Variable Account A completed within the period during which it is effective. Within 45 days, but not less than 15 days before the accumulation period expires, we will notify you of the new rate we are then declaring. When the period expires, you may elect to transfer the entire amount allocated to the expiring accumulation period to the separate account. If you make no election, the entire amount allocated to the expiring accumulation period will automatically be held for a one year period. If that period will extend beyond the maturity date, the money will be transferred into the Money Market subaccount. The Company guarantees that the rate credited will not be less than 3.5% (0.0094%, compounded daily). If you allocate purchase payments to (or transfer funds to or from) the Guaranteed Interest Account the amount of such allocation must maintain a Fund Value in such Account of at least $2,500.

  Accumulation Period -- Currently one year. The Period starts on the Business Day that falls on, or next follows the date the purchase payment is transferred into the Guaranteed Interest Account and ends on the monthly contract anniversary immediately prior to the last day of that Period.


   Surrenders. When you as Contract Owner request Contract Fund Values from the Guaranteed Interest Account be transferred to MONY Variable Account A, surrendered, loaned to you, or used to pay any charge imposed in accordance with the Contract, you must tell the Company the source by interest rate accumulation period of amounts you request be transferred, surrendered, loaned, or used to pay charges.

                    DETAILED INFORMATION ABOUT THE CONTRACT

   The Fund Value in MONY Variable Account A and in the Guaranteed Interest Account provide many of the benefits of your Contract. The information in this section describes the benefits, features, charges and major provisions of the Contract and the extent to which those depend upon the Fund Value, particularly the Fund Value in MONY Variable Account A.

Payment and Allocation of Purchase Payments


  Issue Age



   The maximum issue age of the Annuitant is 80.




  Issuance of the Contract

   Individuals who want to buy a Contract must:

      (1) Complete an application.

      (2) Personally deliver the application to:

          (a) A licensed agent of the Company who is also a registered representative of the principal underwriter for the Contracts, MONY Securities Corporation ("MSC"), or

          (b) A registered representative of a broker dealer which had been authorized by MSC to sell the Contract.

      (3) Pay the minimum initial purchase payment.

   The minimum purchase payment for individuals varies depending upon the use of the Contract and the method of purchase. The chart below shows the minimum purchase payment for each situation.



                    Use of Contract or
             Method of Making Purchase Payment                     Minimum Purchase Payment
----------------------------------------------------------------------------------------------------

Individual retirement accounts and annuities under Section  $2,000
408 of the Code (other than Simplified Employee Pensions).
----------------------------------------------------------------------------------------------------

Non-Qualified Plans.                                        $5,000
----------------------------------------------------------------------------------------------------

H.R. 10 plans (self-employed individuals' retirement plans  $600 under 401 or 403(c) of the Code), certain corporate or
association retirement plans, Simplified Employee Pensions
under Section 408 and 408A of the Code.
----------------------------------------------------------------------------------------------------

Annuity purchase plans sponsored by certain tax-exempt      $600
organizations, governmental entities and deferred
compensation plans under Section 457 of the Code.
----------------------------------------------------------------------------------------------------

Payroll deduction and automatic checking account withdrawal Annualized rate of $600 (i.e., $600 per
plans.                                                      year, $300 semiannually, $150 quarterly
                                                            or $50 per month)
----------------------------------------------------------------------------------------------------

Government Allotment Plans                                  $50 per month


  Government Allotment Plans -- Payroll deduction plans used for financial products by government employees.

Additional purchase payments of at least $100 may be made at any time. However, for certain automatic payment plans, the smallest additional payment is $50.

   The Company reserves the right to revise its rules from time to time to specify different minimum Purchase Payments. In addition, the prior approval of the Company is needed before it will accept a Purchase Payment if, with that
Payment:

      (1) Cumulative Purchase Payments made under any one or more Contracts held by the Contract Owner, less

      (2) The amount of any prior partial surrenders and their Surrender Charges, exceed

      (3) $1,500,000.

   The Company reserves the right to reject an application for any reason permitted by law.

  Effective Date -- The date the contract begins as shown in the Contract.

   Net Purchase Payments received before the Effective Date will be held in the Company's General Account and will be credited with interest at not less than 3.5% per year if:

      (1) The Contract is issued by the Company, and

      (2) The Contract is accepted by the Owner.

No interest will be paid if the Contract is not issued or if it is declined by the Owner. Net Purchase Payments will be held in the Company's General Account if:

      (1) The application is approved,

      (2) The Contract is issued, and

      (3) The Owner accepts the Contract.


These amounts will be held in that Account pending end of the Right to Return Contract Period. (See page 3.) Interest will be credited on amounts held in the General Account beginning on the date the amounts are received. Amounts are received on the day of actual receipt at the Company's Operations Center. The prospective buyer will be told the reasons for the delay, the initial Purchase Payment will be returned in full and the application declined if:


      (1) The application is not complete when received, and

      (2) The application is not completed within 5 days.

The application will not be declined if the prospective buyer consents to the Company's keeping the Purchase Payment until the application is completed.

  Right to Return Contract Provision

   The Owner may return the Contract within 10 days of the delivery date. The Contract must be returned to the Company or any agent of the Company. When the Company receives the Contract, it will be voided as if it were never in effect. The amount to be refunded is equal to all purchase payments received by the Company.

  Allocation of Payments and Fund Value

   Allocation of Payments. On the application, the Owner may allocate Net Purchase Payments to any of the available subaccounts of MONY Variable Account A or to the Guaranteed Interest Account. Net Purchase Payments (and any interest thereon) are held in the General Account if they are received before the end of the Right to Return Contract Period. The Net Purchase Payments will earn interest at a rate not less than 3.5% per year beginning on the later of:

      (1) The Effective Date of the Contract, and

      (2) The date the Payment is received at the Company's Operations Center.

   The portion of Net Purchase Payments allocated to the Guaranteed Interest Account will be held in the Guaranteed Interest Account of the General Account for the specified period selected and will be credited with interest at the rate declared by the Company for that specified period. The portion of Net Purchase Payments allocated to the subaccounts will earn 3.5% annual interest until the Right to Return Contract Period expires (See "Right to Return Contract Provision" above.) After the Right to Return Contract Period has expired, the value of Net Purchase Payments allocated to the subaccounts will automatically be transferred to MONY America Variable Account A subaccount(s) according to the Owner's percentage allocation.

   After the Right to Return Contract Period, under a non-automatic payment plan, if the Owner does not:

      (1) Specify the amount to be allocated among subaccounts, or

      (2) Specify the percentage to be allocated among subaccounts, or

      (3) The amount or percentage specified is incorrect or incomplete, the Net Purchase Payments will be allocated under the Owner's most recent instructions on record with the Company. The amount specified must not be less than $10.00 and the percentage specified must not be less than 5% of the Payment. For automatic payment plans, Net Purchase Payments will be allocated according to the Owner's most recent instructions on record.

   The Owner may change the specified allocation formula for future Net Purchase Payments at any time without charge by sending written notification to the Company at the Operations Center. Prior allocation instructions may also be changed by telephone subject to the rules of the Company and its right to terminate telephone allocation. The Company reserves the right to deny any telephone allocation request. If all telephone lines are busy (for example, during periods of substantial market fluctuations), Owners may be unable to request telephone allocation changes by telephone. In such cases, an Owner would submit a written request. Any such change, whether made in writing or by telephone, will be effective when received by the Company, in accordance with the requirements of state insurance departments and the Investment Company Act of 1940. The Company has adopted rules relating to changes of allocations by telephone which, among other things, outlines procedures designed, and which the Company believes are reasonable, to prevent unauthorized instructions. If these procedures are followed:

      (1) The Company shall not be liable for any loss as a result of following fraudulent telephone instructions, and

      (2) The Owner will therefore bear the entire risk of loss due to fraudulent telephone instructions.

A copy of the rules and the Company's form for electing telephone allocation privileges is available from licensed agents of the Company who are registered representatives of MSC or by calling 1-800-487-6669. The telephone allocation privileges may also be elected by completing the telephone authorization section on the Contract application. The Company's form or a Contract application with the telephone authorization completed must be signed and received at the Company's Operations Center before telephone allocation instructions will be accepted.

   Net Purchase Payments may be allocated to any of the available subaccounts and to the Guaranteed Interest Account. Allocations must be in whole percentages. No allocation may be for less than 5% of a Net Purchase Payment and must total 100%.

   When allocated Purchase Payments are received they are credited to subaccounts of MONY Variable Account A in the form of Units. The number of Units is determined by dividing the dollar amount allocated to a particular subaccount by the unit value for that subaccount for the Business Day on which the Purchase Payment is received.

  Calculating Unit Values for Each Subaccount


   The unit value of each subaccount on its first Business Day was set at $10.00. To determine the unit value of a subaccount on any later Business Day, the Company takes the prior Business Day's Unit Value and multiplies it by the Net Investment Factor for the current Business Day. The Net Investment Factor is used to measure the investment performance of a subaccount from one Business Day to the next. The Net Investment Factor for each subaccount equals:



      (1) the net asset value per share of each Fund held in the subaccount at the end of the current Business Day divided by



      (2) the net asset value per share of each Fund held in the subaccount at the end of the prior Business Day, minus



      (3) the daily mortality and expense risk charge and any other applicable charges adjusted for the number of days in the period.

   The unit value of these subaccounts may increase, decrease or remain the same from Business Day to Business Day. The Unit value depends on the investment performance of the portfolio of the Fund in which the subaccount invests and any expenses and charges deducted from MONY Variable Account A. The Owner bears the entire investment risk. Owners should periodically review their allocations of payments and values in light of market conditions and overall financial planning requirements.

  Calculation of Guaranteed Interest Account Fund Value

   Net Purchase Payments to be allocated to the Guaranteed Interest Account will be credited on:

      (1) The date received at the Operations Center, or

      (2) If the day Payments are received is not a Business Day, then on the next Business Day.

   Interest will be credited daily.

  Calculation of Fund Value

   The Contract's Fund Value will reflect:

  . The investment performance of the selected subaccount(s) of MONY Variable Account A.

  .  Amounts credited (including interest) to the Guaranteed Interest Account.

  .  Any Net Purchase Payments.

  .  Any Partial Surrenders.

  .  All Contract charges (including surrender charges) imposed.

There is no guaranteed minimum Fund Value, except to the extent Net Purchase Payments have been allocated to the Guaranteed Interest Account. Because a Contract's Fund Value at any future date will be dependent on a number of variables, it cannot be predetermined.


   The Fund Value will be computed first on the Effective Date and thereafter on each Business Day. On the Effective Date, the Contract's Fund Value will be the Net Purchase Payments received plus any interest credited on those Payments during the period when Net Purchase Payments are held in the General Account. (See "Issuance of the Contract" at page 25.)


   After amounts allocated to the subaccounts are transferred from the General Account to MONY Variable Account A on each Business Day, the Contract's Fund Value will be computed as follows:

      (1) Determine the aggregate of the Fund Values attributable to the Contract in each of the subaccounts on the Business Day. This is done by multiplying the subaccount's Unit value on that date by the number of subaccount Units allocated to the Contract;

      (2) Add any amount credited to the Guaranteed Interest Account. This amount is the aggregate of all Net Purchase payments and:

         .  The addition of any interest credited.

         .  Addition or subtraction of any amounts transferred.

         .  Subtraction of any partial surrenders and their surrender charges.

         .  Subtraction of any Contract charges.

      (3) Add the value attributable to any loan account;

      (4) Add any Net Purchase Payment received on that Business Day;

      (5) Subtract any partial surrender amount and its Surrender Charge made on that Business Day;

      (6) Subtract any Annual Contract Charge deductible on that Business Day.

   In computing the Contract's Fund Value, the number of subaccount Units allocated to the Contracts is determined after any transfers among subaccounts or between one or more of the subaccounts and the Guaranteed Interest Account. Any transfer charges are also deducted. However, the computation of the Contract's Fund Value is done before any other Contract transactions on the Business Day, such as:

  .  Receipt of Net Purchase Payments.

  .  Partial Surrenders.

If a transaction would ordinarily require that the Contract's Fund Value be computed for a day that is not a Business Day, the next following Business Day will be used.


   Transfers. You may transfer the value of the Contract among the subaccounts after the Right to Return Contract Period has expired by sending a proper written request to the Company's Operations Center. Transfers may be made by telephone if proper authorization has been received at the Company's Operations Center. See "Allocation of Payments and Fund Value," page 27. Currently, there are no limitations on the number of transfers between subaccounts.



   A transfer charge is not currently imposed on transfers. (See "Charges Against Fund Value -- Transfer Charge" at page 35.) However, the Company reserves the right to impose a charge which will not exceed $25 per transfer after the first twelve transfers in any Contract Year. If imposed the charge will be deducted from the first subaccount(s) or the Guaranteed Interest Account from which the amounts are transferred. This charge is in addition to the amount transferred. All transfers in a single request are treated as one transfer transaction. A transfer resulting from the first reallocation of Fund Value at the end of the Right to Return Contract Period will not be subject to a transfer charge. Under present law, transfers are not taxable transactions.


  Contract Year -- Any period of twelve (12) months commencing with the Effective Date and each Contract Anniversary thereafter.

   Transfers Involving the Guaranteed Interest Account. Transfers may be made from the Guaranteed Interest Account at any time. We will not accept a transfer request if it will reduce the Fund Value in the Guaranteed Interest Account to less than $2,500.

Termination of the Contract

   The Contract will remain in effect until the earlier of:

      (1) The date the Contract is surrendered in full,

      (2) The date annuity payments start,

      (3) The Contract Anniversary on which, after deduction for any Annual Contract Charge then due, no Fund Value in the subaccounts and the Guaranteed Interest Account remains in the Contract, and

      (4) The date the Death Benefit is payable under the Contract.

  Contract Anniversary -- An anniversary of the Effective Date of the Contract.

  Effective Date -- The date shown as the Effective Date of the Contract.

                                  SURRENDERS

   The Owner may elect to make a surrender of all or part of the Contract's value provided it is:

  .  On or before the annuity payments start, and

  .  During the lifetime of the Annuitant.

Any such election shall specify the amount of the surrender. The surrender will be effective on the date a proper written request is received by the Company at its Operations Center.

   The amount of the surrender may be equal to the Contract's Cash Value, which is its Fund Value less

      (1) any applicable Surrender Charge, and

      (2) any Outstanding Debt.

The Surrender may also be for a lesser amount (a "partial surrender"). Requested partial surrenders that would leave a Fund Value of less than $1,000 are treated and processed as a full surrender. In such case, the entire Cash Value will be paid to the Owner. For a partial surrender, any Surrender Charge will be in addition to the amount requested by the Owner.

   A surrender will result in the cancellation of Units and the withdrawal of amounts credited to the Guaranteed Interest Account accumulation periods. The aggregate value of the surrender will be equal to the dollar amount of the surrender plus, if applicable, any Surrender Charge. For a partial surrender, the Company will cancel Units of the particular subaccounts and withdraw amounts from the Guaranteed Interest Account accumulation period (under the allocation specified by the Owner.) The Unit value will be calculated as of the Business Day the surrender request is received. Allocations may be by either amount or percentage. Allocations by percentage must be in whole percentages (totaling 100%). At least 5% of the partial surrender must be allocated to any subaccount designated by the Owner. The request will not be accepted if:

  . There is insufficient Fund Value in the Guaranteed Interest Account or a subaccount to provide for the requested allocation against it, or

  . The partial surrender will reduce the Fund Value in the Guaranteed Interest Account to less than $2,500.

  .  The request is incorrect.

Any surrender charge will be allocated against the Guaranteed Interest Account and each subaccount in the same proportion that each allocation bears to the total amount of the partial surrender.

   Any cash surrender amount will be paid in accordance with the requirements of state insurance departments and the Investment Company Act of 1940. However, the Company may be permitted to postpone such payment under the 1940 Act. Postponement is currently permissible only for any period during which

      (1) the New York Stock Exchange is closed other than customary weekend and holiday closings, or

      (2) trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, or

      (3) an emergency exists as a result of which disposal of securities held by the Fund is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Fund.


Any cash surrender involving payment from amounts credited to the Guaranteed Interest Account may be postponed, at the option of the Company, for up to 6 months from the date the request for a surrender or proof of death is received by the Company. The Owner may elect to have the amount of a surrender settled under one of the Settlement Options of the Contract. (See "Annuity Provisions" at page 38.)

   Contracts offered by this prospectus may be issued in connection with retirement plans meeting the requirements of certain sections of the Internal Revenue Code. Owners should refer to the terms of their particular retirement plan for any limitations or restrictions on cash surrenders.


   The tax results of a cash surrender should be carefully considered. (See "Federal Tax Status" at page 46.)


                                     LOANS

   Qualified Contracts issued under an Internal Revenue Code Section 401(k) plan will have a loan provision. All of the following conditions apply in order for the amount to be considered a loan, rather than a (taxable) partial surrender:

  .  The term of the loan must be 5 years or less.

  .  Repayments are required at least quarterly and must be substantially level.

  . The loan amount is limited to certain dollar amounts as specified by the IRS.

   The Owner (Plan Trustee) must certify that these conditions are satisfied.

   In any event, the maximum outstanding loan on a contract is 50% of the Fund Value of the subaccounts and/or the Guaranteed Interest Account. Loans are not permitted before the end of the Right to Return Period. In requesting a loan, the Contract Owner must specify the subaccounts from which Fund Value equal to the amount of the loan requested will be taken. Loans from the Guaranteed Interest Account are not taken until Fund Value in the subaccounts is exhausted. If in order to provide the Contract Owner with the amount of the loan requested, Fund Values must be taken from the Guaranteed Interest Account, then the Contract Owner must specify the Accumulation Periods from which Fund Values equal to such amount will be taken. If the Contract Owner fails to specify subaccounts, the request for a loan will be returned to the Contract Owner. We will also not accept a loan request if it will reduce the Fund Value in the Guaranteed Interest Account to less than $2,500.

   Values are transferred to a loan account that earns interest at an annual rate of 3.5%. The annual loan interest rate charged will be 6%.

   Loan repayments must be specifically earmarked as loan repayment and will be allocated to the subaccounts and/or the Guaranteed Interest Account using the most recent payment allocation on record.

                                 DEATH BENEFIT

Death Benefit Provided by the Contract

   The Company will pay a Death Benefit to the Beneficiary if:

  .  The Annuitant dies; and

  .  The death occurs before the annuity payments start.


   The amount of the Death Benefit will be the greater of



    (1)The Fund Value less any Outstanding Debt on the date due proof of the Annuitant's death is received by the Company; and



    (2)The Purchase Payments paid, less any partial surrenders and their Surrender Charges and less any Outstanding Debt.

If the death of the Annuitant occurs on or after the annuity payments start, no Death Benefit will be payable except as may be provided under the Settlement Option elected.



Election and Effective Date of Election

   The Owner may elect to have the Death Benefit of the Contract applied under one of four Settlement Options to effect an annuity for the Beneficiary as payee after the death of the Annuitant. The election must take place:

  .  During the lifetime of the Annuitant, and

  .  Before the annuity payments start.

If no election of a Settlement Option for the Death Benefit is in effect on the date when proceeds become payable, the Beneficiary may elect

      (1) to receive the Death Benefit in the form of a cash payment; or

      (2) to have the Death Benefit applied under one of the Settlement Options.


(See "Settlement Options" at page 39.) If an election by the payee is not received by the Company within one month following the date proceeds become payable, the payee will be considered to have elected a cash payment. Either election described above may be made by filing a written election with the Company in such form as it may require. Any proper election of a method of settlement of the Death Benefit by the Owner will become effective on the date it is signed. However, any election will be subject to any payment made or action taken by the Company before receipt of the notice at the Company's Operations Center.


   Settlement option availability may be restricted by the terms of any applicable retirement plan and any applicable legislation for any limitations or restrictions on the election of a method of settlement and payment of the Death Benefit.

Payment of Death Benefit

   If the Death Benefit is to be paid in cash to the Beneficiary, payment will be made within seven (7) days of the date

  .  the election becomes effective, or

  .  the election is considered to become effective, and

  .  due proof of death is received.

The Company may be permitted to postpone such payment under the 1940 Act. If the death benefit is to be paid in one sum to the Successor Beneficiary, or to the estate of the deceased Annuitant, payment will be made within seven (7) days of the date due proof of the death of the Annuitant and the Beneficiary is received by the Company.

                            CHARGES AND DEDUCTIONS

   The following table summarizes the charges and deductions under the Contract:



                                  Deductions from Purchase Payments
----------------------------------------------------------------------------------------------------------
Tax Charge                                     Range for State and local -- 0% to 3.5%/(1)/.
                                               Federal -- Currently 0%
                                               (Company reserves the right to charge in the future.)
----------------------------------------------------------------------------------------------------------

                               Daily Deductions from Variable Account A
----------------------------------------------------------------------------------------------------------
Mortality & Expense Risk Charge                Maximum daily rate -- 0.003836%
Annual Rate deducted daily from net assets     Maximum annual rate -- 1.40%
----------------------------------------------------------------------------------------------------------

                                      Deductions from Fund Value
----------------------------------------------------------------------------------------------------------
Annual Contract Charge                         Maximum Annual Contract Charge
Current charge is $30.                            The annual contract charge may be increased
                                               to a maximum of $50 on 30 days written notice.
----------------------------------------------------------------------------------------------------------
Transaction and Other Charges                  Maximum Transaction and Other Charges
Current charge is $0.                             The Company has reserved the right to impose
                                               a charge for each transfer after the first 12 transfers
                                               in a Contract Year which will not exceed $25.
----------------------------------------------------------------------------------------------------------
Surrender Charge                               See page 37 for grading schedule and "Charges and
Grades from 7% to 0% of Fund Value surrendered Deductions -- Charges Against Fund Value" for
based on a schedule                            details of how it is computed.
----------------------------------------------------------------------------------------------------------

/(1)/   Company currently assumes responsibility; current charge to Owner 0%.

The following provides additional details of the charges and deductions under the Contract.

Deductions from Purchase Payments

   Deductions may be made from purchase payments for premium or similar taxes prior to allocation of any net purchase payment among the subaccounts. Currently, the Company makes no deduction, but may do so with respect to future payments. If the Company is going to make deductions for such tax from future purchase payments, it will give notice to each affected Owner.

Charges Against Fund Value

  Daily Deduction from MONY Variable Account A


   Mortality and Expense Risk Charge. The Company assumes mortality and expense risks. A charge for assuming such risks is deducted daily from the net assets of Variable Account A.



   The daily mortality and expense risk charge from MONY America Variable Account A is deducted at a current daily rate equivalent to an annual rate of 1.20% from the value of the net assets of MONY Variable Account A. The rate is guaranteed not to exceed a daily rate equivalent to an annual rate of 1.40% from the value of the net assets of MONY Variable Account A. Of the 1.20% current mortality and expense risk charge, 0.90% is for assuming mortality risks, and 0.30% is for assuming expense risks. Of the 1.40% maximum mortality and expense risk charge, 0.95% is for assuming mortality risks, and 0.45% is for assuming expense risks. The mortality and expense risk charge is deducted from MONY Variable Account A, and therefore the subaccounts, on each Business Day. These charges will not be deducted from the Guaranteed Interest Account. Where the previous day (or days) was not a Business Day, the deduction currently on the next Business Day will be 0.003288% (guaranteed not to exceed 0.003836%) multiplied by the number of days since the last Business Day.




   The Company believes that this level of charge is within the range of industry practice for comparable individual flexible payment variable annuity contracts.


   The mortality risk assumed by the Company is that Annuitants may live for a longer time than projected. If that occurs, an aggregate amount of annuity benefits greater than that projected will be payable. In making this projection, the Company has used the mortality rates from the 1983 Table "a" (discrete functions without projections for future mortality), with 3.50% interest. The expense risk assumed is that expenses incurred in issuing and administering the Contracts will exceed the expense charges provided in the Contracts.


   The Company does not expect to make a profit from the mortality and expense risk charge. However, if the amount of the charge exceeds the amount needed, the excess will be kept by the Company in its general account. If the amount of the charge is inadequate, the Company will pay the difference out of its general account.

Deductions from Fund Value

   Annual Contract Charge. The Company has primary responsibility for the administration of the Contract and MONY Variable Account A. An annual Contract charge helps to reimburse the Company for administrative expenses related to the maintenance of the Contract. Ordinary administrative expenses expected to be incurred include premium collection, recordkeeping, processing death benefit claims and surrenders, preparing and mailing reports, and overhead costs. In addition, the Company expects to incur certain additional administrative expenses in connection with the issuance of the Contract, including the review of applications and the establishment of Contract records.

   The Company intends to administer the Contract itself through an arrangement whereby it may buy some administrative services from MONY and such other sources as may be available.





   Currently, the Annual Contract Charge is $30. The Annual Contract Charge may be increased to $50. The Owner will receive a written notice 30 days in advance of any change in the charge. Any applicable charge will be assessed once per year on the contract anniversary, starting on the first contract anniversary.



   The Annual Contract Charge is deducted from the Fund Value on each Contract Anniversary before the date annuity payments start.


   The amount of the charge will be allocated against the Guaranteed Interest Account and each subaccount of MONY Variable Account A in the same proportion that the Fund Value in those accounts bears to the Fund Value of the Contract. The Company does not expect to make any profit from the administrative cost deductions.

   Transfer Charge. Contract value may be transferred among the subaccounts or to or from the Guaranteed Interest Account and one or more of the subaccounts (including transfers made by telephone, if permitted by the Company). The Company reserves the right to impose a transfer charge for each transfer instructed by the Owner in a Contract year. The transfer charge compensates the Company for the costs of effecting the transfer. The transfer charge will not be imposed on the first 12 transfers in any year and will not exceed $25. The Company does not expect to make a profit from the transfer charge. If imposed, the transfer charge will be deducted from the Contract's Fund Value held in the subaccount(s) or from the Guaranteed Interest Account from which the first transfer is made.

   Surrender Charge. A contingent deferred sales charge (called a "Surrender Charge") will be imposed when a full or partial surrender is requested or at the start of annuity benefits if it is during the first eight years of the contract.

   The Surrender Charge will never exceed 7% of total Fund Value. The Surrender Charge is intended to reimburse the Company for expenses incurred in distributing the Contract. To the extent such charge is insufficient to cover all distribution costs, the Company will make up the difference. The Company will use funds from its General Account, which may contain funds deducted from Variable Account A to cover mortality and expense risks borne by the Company. (See "Mortality and Expense Risk Charge" at page 34.)


   A Surrender Charge will be computed when a surrender is made and will be deducted from the Fund Value if:


      (1) All or a part of the Contract's Cash Value (See "Surrenders" at page
   31) is surrendered, or


      (2) The Cash Value is received at maturity when the annuity payments start.

   A Surrender Charge will not be imposed:

      (1) Against Fund Value surrendered after the eighth Contract Year.


      (2) To the extent necessary to permit the Owner to obtain an amount equal to the Free Partial Surrender Amount (See "Free Partial Surrender Amount" at page 37.)



      (3) If the Contract is surrendered after the third Contract Year and the surrender proceeds are paid under either Settlement Option 3 or Settlement Option 3A (See "Settlement Options" at page 39.)


      (4) Subject to approval within a state, if the Owner is confined in a Nursing Home and the following conditions are met:

          (a) At the time a request for a full or partial surrender is made, the Company receives proof the Owner is currently confined to a Nursing Home and has spent a period of 90 consecutive days in the Nursing Home;

          (b) the confinement must have been prescribed by a physician;

          (c) the 90-day period must have started after the Contract's first anniversary; and

          (d) the Annuitant is age 0-75 at the time the Contract is issued.

 Nursing Home -- A facility which

 (a)is licensed by or legally operated in a state as a skilled or intermediate care facility;

 (b)provides 24 hour per day nursing care under the supervision of a registered nurse to persons who do not require hospitalization but who do require care above the level of room and board with assistance;

 (c)is under the supervision of a physician; and

 (d)maintains a daily clinical record of each patient in conformance with a plan of care.

 A nursing home does not include a hospital or a facility licensed only to offer supervised or assisted room and board, rest care, care of the aged or treatment of alcoholism, drug addictions or mental or nervous disorders.

In no event will the aggregate Surrender Charge exceed 7% of the Fund Value. The amount deducted from the Fund Value to cover the Surrender Charge is not subject to the Surrender Charge.

   For a partial surrender, the Surrender Charge will be deducted from any remaining Fund Value, if sufficient. If the Fund Value is not sufficient, it will be deducted from the amount surrendered. Any Surrender Charge will be allocated against the Guaranteed Interest Account and each subaccount of Variable Account A in the same proportion that the amount of the partial surrender allocated against those accounts bears to the total amount of the partial surrender.


No Surrender Charge will be deducted from Death Benefits except as described in "Death Benefit" at page 32.

   Amount of Surrender Charge. The amount of the Surrender Charge is equal to a varying percentage of Fund Value during the first 8 Contract years. The Surrender Charge is determined by multiplying the Surrender Charge Percentage for the Contract Year by the amount of Fund Value requested as follows:

                       Surrender Charge Percentage Table
                   ------------------------------------------

                   Contract Year Surrender Charge Percentage
                   ------------------------------------------
                         1                    7%
                   ------------------------------------------
                         2                    7
                   ------------------------------------------
                         3                    6
                   ------------------------------------------
                         4                    6
                   ------------------------------------------
                         5                    5
                   ------------------------------------------
                         6                    4
                   ------------------------------------------
                         7                    3
                   ------------------------------------------
                         8                    2
                   ------------------------------------------
                    9 (or more)               0

   Free Partial Surrender Amount. The surrender charge may be reduced by using the Free Partial Surrender Amount provided for in the Contract. The surrender charge will not be deducted in the following circumstances:

      (1) For Qualified Contracts, (other than Contracts issued for IRA and SEP-IRA), an amount up to the greater of:

          (a) $10,000 (but not more than the Contract's Fund Value), or

          (b) 10% of the Contract's Fund Value (at the beginning of the Contract year, except if the surrender is requested during the first Contract Year, then 10% of the Contract's Fund Value at the time the surrender is requested)

    may be received in each Contract Year without a surrender charge.

      (2) For Non-Qualified Contracts (and Contracts issued for IRA and SEP-IRA), an amount up to 10% of the Fund Value of the Contract may be received in each Contract Year without a surrender charge. The Fund Value is determined as follows:

          (a) If during the first Contract year, at the time the surrender is requested.

          (b) If during any Contract year after the first Contract year, at the beginning of such year.

   Contract Fund Value here means the Fund Value at the beginning of the contract year in the subaccounts and the Guaranteed Interest Account (not the Loan Account).

   Free partial surrenders may only be made to the extent Fund Value in the subaccounts and/or the Guaranteed Interest Account is available. For example, the Fund Value in the Variable Account could decrease (due to unfavorable investment experience) after part of the 10% was withdrawn. In that case it is possible that there may not be enough Fund Value to provide the remaining part of the 10% free partial surrender amount.

  Taxes

   Currently, no charge will be made against MONY Variable Account A for federal income taxes. However, the Company may make such a charge in the future if income or gains within MONY Variable Account A will incur any federal income tax liability. Charges for other taxes, if any, attributable to MONY Variable Account A may also be made. (See "Federal Tax Status" at page 46.) In addition, there is currently no tax on annuity purchase payments in New York. We will notify you of the amount of any tax and if such a tax becomes applicable to your Contract. We may waive any deduction of taxes on purchase payments. But, if we do, we can stop waiving them on future payments if we give you at least 30 days written notice.


  Investment Advisory Fee


   Because MONY Variable Account A purchases shares of the Funds, the net assets of MONY Variable Account A will reflect the investment adviser fee and other expenses incurred by the Funds. See "Table of Fees" beginning at page 5 for a table which shows the fees and expenses and "The Funds" at pages 18-23 for a table setting forth the investment adviser fees.


                              ANNUITY PROVISIONS

Annuity Payments

   Annuity payments under a Contract will begin on the date that is selected by the Owner when the Contract is applied for. The date chosen for the start of annuity payments may be


      (1) no earlier than the Contract Anniversary after the Annuitant's 10th birthday, and


      (2) no later than the Contract Anniversary after the Annuitant's 90th birthday.


   The minimum number of years from the Effective Date to the start of annuity payments is 10. The date when annuity payments start may be:


      (1) Advanced to a date that is not earlier than the 13th Contract month after the Contract Effective Date.

      (2) Deferred from time to time by the Owner by written notice to the Company.

   The date when annuity payments start will be advanced or deferred if:

      (1) Notice of the advance or deferral is received by the Company prior to the current date for the start of annuity payments.

      (2) The new start date for annuity payments is a date which is not later than the Contract Anniversary after the Annuitant's 90th birthday.

   A particular retirement plan may contain other restrictions. For Contracts issued in connection with retirement plans, reference should be made to the terms of the particular retirement plan for any limitations or restrictions on when annuity payments start.


   When annuity payments start, unless Settlement Option 3 or 3A is elected, the greater of (a) the Contract's Cash Value or (b) 95% of the Fund Value (less any debt if a contract is issued under a 401(k) Plan), less any state taxes which may be imposed upon annuitization, will be applied to provide an annuity or any other option previously chosen by the owner and permitted by the Company. If Settlement Option 3 or 3A is elected, the Contract's Fund Value (less any state taxes imposed upon annuitization) and less any debt (if a Contract is issued under a 401(k) Plan) will be applied to provide an annuity.


   A supplementary contract will be issued. That contract will describe the terms of the settlement. No payments may be requested under the Contract's surrender provisions after annuity payments start. No surrender will be permitted except as may be available under the Settlement Option elected.

Election and Change of Settlement Option

   During the lifetime of the Annuitant and prior to the start of annuity payments, the Owner may elect:

      .  One or more of the Settlement Options described below, or

      .  Another settlement option as may be agreed to by the Company.

The Owner may also change any election if written notice of the change is received by the Company at its Operations Center prior to the start of annuity payments. If no election is in effect when annuity payments start, a lump sum payment will be considered to have been elected.


   Settlement Options may also be elected by the Owner or the Beneficiary as provided in the Death Benefit and Surrender sections of this Prospectus. (See "Death Benefit" at page 32 and "Surrenders" at page 31.)


   Where applicable, reference should be made to the terms of a particular retirement plan and any applicable legislation for any limitations or restrictions on the options that may be elected.

Settlement Options

   Proceeds settled under the Settlement Options listed below or otherwise currently available will not participate in the investment experience of the Variable Account.


   Settlement Option 1 -- Interest Income: Interest on the proceeds at a rate (not less than 2.75% per year) set by the Company each year.


   Settlement Option 2 -- Income for Specified Period: Fixed monthly payments for a specified period of time, as elected. The payments may, at the Company's option, be increased by additional interest each year.

   Settlement Option 3 -- Single Life Income: Payments for the life of the payee and for a period certain. The period certain may be (a) 0 years, 10 years, or 20 years, or (b) the period required for the total income payments to equal the proceeds (refund period certain). The amount of the income will be determined by the Company on the date the proceeds become payable.

   Settlement Option 3A -- Joint Life Income: Payments during the joint lifetime of the payee and one other person, and during the lifetime of the survivor. The survivor's monthly income may be equal to either (a) the income payable during the joint lifetime or (b) two-thirds of that income. If a person for whom this option is chosen dies before the first monthly payment is made, the survivor will receive proceeds instead under Settlement Option 3, with 10 years certain.


   Settlement Option 4 -- Income of Specified Amount: Income, of an amount chosen, for as long as the proceeds and interest last. The amount chosen to be received as income in each year may not be less than 10 percent of the proceeds settled. Interest will be credited annually on the amount remaining unpaid at a rate determined annually by the Company. This rate will not be less than 2.75 % per year.


   The Contract contains annuity payment rates for Settlement Options 3 and 3A described in this Prospectus. The rates show, for each $1,000 applied, the dollar amount of the monthly fixed annuity payment, when this payment is based on minimum guaranteed interest as described in the Contract.

   The annuity payment rates may vary according to the Settlement Option elected and the age of the payee. The mortality table used in determining the annuity payment rates for Options 3 and 3A is the 1983 Table "a" (discrete functions, without projections for future mortality), with 3.5 percent interest.

   Under Settlement Option 3, if income based on the period certain elected is the same as the income provided by another available period or periods certain, the Company will consider the election to have been made of the longest period certain.

   In Qualified Plans, settlement options available to Owners may be restricted by the terms of the plans.

Frequency of Annuity Payments

   At the time the Settlement Option is chosen, the payee may request that it be paid:

  .  Quarterly

  .  Semiannually

  .  Annually

If the payee does not request a particular installment payment, the payments will be made in monthly installments. However, if the net amount available to apply under any Settlement Option is less than $1,000, the Company has the right to pay such amount in one lump sum. In addition, if the payments provided for would be less than $25, the Company shall have the right to change the frequency of the payments to result in payments of at least $25.

Additional Provisions

   The Company may require proof of the age of the Annuitant before making any life annuity payment under the Contract. If the Annuitant's age has been misstated, the amount payable will be the amount that would have been provided under the Settlement Option at the correct age. Once life income payments begin, any underpayments will be made up in one sum with the next annuity payment. Overpayments will be deducted from the future annuity payments until the total is repaid.

   The Contract must be returned to the Company upon any settlement. Prior to any settlement of a death claim, proof of the Annuitant's death must be submitted to the Company.


   Where any benefits under the Contract are contingent upon the recipient's being alive on a given date, the Company requires proof satisfactory to it that such condition has been met.


   The Contracts described in this Prospectus contain annuity payment rates that distinguish between men and women. On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Because of this decision, the annuity payment rates that apply to Contracts purchased under an employment-related insurance or benefit program may in some cases not vary on the basis of the Annuitant's sex. Unisex rates to be provided by the Company will apply for Qualified Plans.

   Employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII, generally and any comparable state laws that may apply, on any employment-related plan for which a Contract may be purchased.

                               OTHER PROVISIONS

Ownership

   The Owner has all rights and may receive all benefits under the Contract. During the lifetime of the Annuitant (and Secondary Annuitant if one has been named), the Owner is the person designated in the application, unless:

      (1) A change in Owner is requested, or

      (2) A Successor Owner becomes the Owner.

   The Owner may name a Successor Owner or a new Owner at any time. If the Owner dies, the Successor Owner, if living, becomes the Owner. Any request for change must be:

      (1) Made in writing; and

      (2) Received at the Company.

The change will become effective on the date the written request is signed. A new choice of Owner or Successor Owner will apply to any payment made or action taken by the Company after the request for the change is received. Owners should consult a competent tax advisor prior to changing Owners.

  Successor Owner -- The living person who, at the death of the Owner, becomes the new Owner.

Provision Required by Section 72(s) of the Code

   The interest under a Non-Qualified Plan must be distributed within five years after the Owner's death if:

  .  The Owner dies before the start of annuity payments, and

  . The Owner's spouse is not the Successor Owner as of the date of the Owner's death.

  .  Satisfactory proof of death must be provided to the Company.

This provision shall not extend the term of the Contract beyond the date when death proceeds become payable.

   The surrender proceeds may be paid over the life of the Successor Owner if:

  .  The Successor Owner is the Beneficiary, and

  .  The Successor Owner chooses that option.

   Payments must begin no later than one year after the date of death. If the Successor Owner is a surviving spouse, then the surviving spouse will be treated as the new Owner of the Contract. Under such circumstances, it is not necessary to surrender the Contract.

   If the Owner dies on or after annuity payments start, any remaining portion of the proceeds will be distributed using a method that is at least as quick as the one used as of the date of the Owner's death.

Provision Required by Section 401(a)(9) of the Code


   The entire interest of a Qualified Plan participant under the Contract generally will be distributed to the Owner or his/her Designated Beneficiary. Distribution will occur either by or beginning not later than April 1 of the calendar year following the calendar year the Qualified Plan Participant attains age 70 1/2. The interest is distributed:


  .  over the life of such Participant, or

  .  the lives of such Participant and Designated Beneficiary.

   If (i) distributions have begun and (ii) the Participant dies before the Owner's entire interest has been distributed to him/her, the remaining distributions will be made using a method that is at least as rapid as that used as of the date of the Participant's death. The Contract will be surrendered as of the Participant's death if:


      (1) The Participant dies before the start of such distributions, and

      (2) There is no designated Beneficiary.


The surrender proceeds generally must be distributed within 5 years after the date of death. But the surrender proceeds may be paid over the life of any Designated Beneficiary at his/her option. In such case, distributions will begin not later than one year after the Participant's death. If the Designated Beneficiary is the surviving spouse of the Participant, distributions will begin not earlier than the date on which the Participant would have attained age 70 1/2. If the surviving spouse dies before distributions to him/her begin, the provisions of this paragraph shall be applied as if the surviving spouse were the Participant. If the Plan is an IRA under Section 408 of the Code, the surviving spouse may elect to forgo distribution and treat the IRA as his/her own plan.


   It is the Owner's responsibility to assure that distribution rules imposed by the Code will be met. Qualified Plan Contracts include those qualifying for special treatment under Sections 401, 403, 408 and 408A of the Code.

Secondary Annuitant

   Except where the Contract is issued in connection with a Qualified Plan, a Secondary Annuitant may be designated by the Owner. Such designation may be made once before annuitization, either

      (1) in the application for the Contract, or


      (2) after the Contract is issued, by written notice to the Company at its Operations Center.


   The Secondary Annuitant may be deleted by written notice to the Company at its Operations Center. A designation or deletion of a Secondary Annuitant will take effect as of the date the written election was signed. The Company, however, must first accept and record the change at its Operations Center. The change will be subject to:

  .  any payment made by the Company, or

  . action taken by the Company before receipt of the notice at the Company's Operations Center. The Secondary Annuitant will be deleted from the Contract automatically by the Company as of the Contract Anniversary following the Secondary Annuitant's 95th birthday.

   On the death of the Annuitant, the Secondary Annuitant will become the Annuitant, under the following conditions:

      (1) the death of the Annuitant must have occurred before the Annuity Commencement Date;

      (2) the Secondary Annuitant is living on the date of the Annuitant's death;

      (3) if the Annuitant was the Owner on the date of death, the Successor Owner must have been the Annuitant's spouse; and

      (4) if the date annuity payments start is later than the Contract Anniversary nearest the Secondary Annuitant's 95th birthday, the date annuity payments start will be automatically advanced to that Contract Anniversary.

   Effect of Secondary Annuitant's Becoming the Annuitant. If the Secondary Annuitant becomes the Annuitant, the Death Benefit proceeds will be paid to the Beneficiary only on the death of the Secondary Annuitant. If the Secondary Annuitant was the Beneficiary on the Annuitant's death, the Beneficiary will be automatically changed to the person who was the Successor Beneficiary on the date of death. If there was no Successor Beneficiary, then the Secondary Annuitant's executors or administrators, unless the Owner directed otherwise, will become the Beneficiary. All other rights and benefits under the Contract will continue in effect during the lifetime of the Secondary Annuitant as if the Secondary Annuitant were the Annuitant.

Assignment

   The Company will not be bound by any assignment until the assignment (or a copy) is received by the Company at its Administrative Office. The Company is not responsible for determining the validity or effect of any assignment. The Company shall not be liable for any payment or other settlement made by the Company before receipt of the assignment.

   If the Contract is issued under certain retirement plans, then it may not be assigned, pledged or otherwise transferred except under conditions allowed under applicable law.


   Because an assignment may be a taxable event, an Owner should consult a competent tax advisor before assigning the Contract.


Change of Beneficiary


   So long as the Contract is in effect, the Beneficiary or Successor Beneficiary may be changed. A change is made by submitting a written request to the Company at its Operations Center. The form of the request must be acceptable to the Company. The Contract need not be returned unless requested by the Company. The change will take effect as of the date the request is signed, whether or not the Annuitant is living when the request is received by the Company. The Company will not, however, be liable for any payment made or action taken before receipt and acknowledgement of the request at its Operations Center.


Substitution of Securities

   The Company may substitute shares of another mutual fund for shares of the Funds already purchased or to be purchased in the future by Contract Purchase Payments if:

      (1) the shares of any portfolio of the Funds is no longer available for investment by MONY Variable Account A or,

      (2) in the judgment of the Company's Board of Directors, further investment in shares of one or more of the portfolios of the Funds is inappropriate based on the purposes of the Contract.

A substitution of securities in any subaccount will take place only with prior approval of the Securities and Exchange Commission and under such requirements as it may impose.


Modification of the Contract


   Upon notice to the Owner, the Contract may be modified by the Company, but only if such modification

      (1) is necessary to make the Contract or MONY Variable Account A comply with any law or regulation issued by a governmental agency to which the Company is subject or

      (2) is necessary to assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or annuity contracts or

      (3) is necessary to reflect a change in the operation of MONY Variable Account A or the subaccounts or the Guaranteed Interest Account or

      (4) provides additional Settlement Options or fixed accumulation options. In the event of any modification, the Company may make appropriate endorsement in the Contract to reflect such modification.

Change in Operation of MONY Variable Account A

   MONY Variable Account A may be operated as a management company under the 1940 Act or it may be deregistered under the 1940 Act in the event the registration is no longer required

  .  at the Company's election, and

  . subject to any necessary vote by persons having the right to give voting instructions for shares of the Funds held by the subaccounts.

Deregistration of MONY Variable Account A requires an order by the Securities and Exchange Commission. If there is a change in the operation of MONY Variable Account A under this provision, the Company may:

  .  make appropriate endorsement to the Contract to reflect the change, and

  . take such other action as may be necessary and appropriate to effect the change.

                                 VOTING RIGHTS

   All of the assets held in the subaccounts of MONY Variable Account A will be invested in shares of the designated portfolios of the Funds. The Company is the legal holder of these shares. As such, it has the right to vote on the following matters:

      (1) Election of the Board of Directors of MONY Series Fund, Inc. or the Board of Trustees of The Enterprise Accumulation Trust.

      (2) Certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund.

      (3) Any other matter that may be voted upon at a shareholders' meeting.

To the extent required by law, the Company will vote the shares of each of the Funds held in MONY Variable Account A (whether or not attributable to Owners). The Company will vote at shareholder meetings of each of the Funds according to the instructions received from Owners. The number of votes will be determined as of the record date selected by the Board of Directors or the Board of Trustees of the respective Fund. The Company will furnish Owners with the proper forms to enable them to give it these instructions. Currently, the Company may disregard voting instructions under the circumstances described in the following paragraph.

   The Company may, if required by state insurance officials, disregard voting instructions if those instructions would require shares to be voted to

  . Cause a change in the subclassification or investment objectives or policies of one or more of the portfolios of either or both of the Funds.

  . Approve or disapprove an investment adviser or principal underwriter for either or both of the Funds.

   In addition, the Company itself may disregard voting instructions that would require the above changes if the Company reasonably disapproves those changes in accordance with applicable federal regulations. If the Company does disregard voting instructions, it will advise Owners of that action and its reasons for the action in the next semiannual report to Owners.

  . Each Owner will have the equivalent of one vote per $100 of value attributable to the Contract held in each subaccount of MONY Variable Account A.

  .  Each Owner will have fractional votes for amounts less than $100.

  . For voting purposes, this value attributable to the Contract is equal to the Fund Value.

  . The votes are represented as votes per $100 of value in each subaccount of MONY Variable Account A. These votes are converted into a proportionate number of votes in shares of the corresponding portfolio of each of the Funds.

  . Shares for which timely voting instructions are not received from Owners will be voted by the Company. The Company will vote the shares in the same proportion as those shares in that subaccount for which instructions are received.

  . Should applicable federal securities laws or regulations permit, the Company may elect to vote shares of each of the Funds in its own right.

   The number of corresponding shares of the portfolio for which the Owner may give instructions is computed by:

      (1) Determining the value attributable to the Contract held in that subaccount.

      (2) Dividing that value by the net asset value of one share in the designated portfolio of the respective Fund.

Example: Contract value held in subaccount = $540
       Net asset value of portfolio shares = $20 per share on the record date may give instructions on 5.4 votes ($540 divided by $100)
       Converts into instructions on 27 shares of the Fund ($540 divided by $20)

   Matters on which Owners may give voting instructions include the following:

      (1) approval of any change in the Investment Advisory Agreement and Services Agreement, if any, for the portfolio(s) of the Fund(s) corresponding to the Owner's selected subaccount(s);

      (2) any change in the fundamental investment policies of the portfolio(s) corresponding to the Owner's selected subaccount(s); and

      (3) any other matter requiring a vote of the shareholders of either of the Funds.

Owners participating in a particular portfolio will vote separately on the following matters pursuant to the requirements of Rule 18f-2 under the 1940 Act:

      (1) approval of the Investment Advisory Agreement, or

      (2) any change in a portfolio's fundamental investment policies

                         DISTRIBUTION OF THE CONTRACTS


   MONY Securities Corporation ("MSC"), a New York corporation organized on September 26, 1969 which is a wholly-owned subsidiary of the Company, will act as the principal underwriter of the Contracts, pursuant to an underwriting agreement with the Company. MSC's principal business address is 1740 Broadway, New York, New York. MSC is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Contracts are sold by individuals who are registered representatives of MSC and who are licensed as life insurance agents for the Company. The Contracts may also be sold through other broker-dealers authorized by MSC and applicable law to do so. Commissions and other expenses directly related to the sale of the Contract will not exceed 6.5% of Purchase Payments. Additional compensation may be paid for persistency, sales quality, and contract size and for other services not directly related to the sale of the Contract. Such services include the training of personnel and the production of promotional material.

                              FEDERAL TAX STATUS

Introduction

   The Contracts described in this prospectus are designed for use by retirement plans that may or may not qualify for favorable tax treatment under the provisions of Sections 401, 403 (other than 403(b)), 408(b), 408, 408A and 457 of the Code. The ultimate effect of federal income taxes on

  .  the value of the Contract's Fund Value,

  .  annuity payments, and

  . economic benefit to the Owner, Annuitant, and the Beneficiary may depend upon

  .  the type of retirement plan for which the Contract is purchased, and

  .  the tax and employment status of the individual concerned.

   The following discussion of the treatment of Contracts and of the Company under the federal income tax laws is general in nature. The discussion is based on the Company's understanding of current federal income tax laws, and is not intended as tax advice. Any person considering the purchase of a Contract should consult a qualified tax adviser. A more detailed description of the treatment of the Contract under federal income tax laws is contained in the Statement of Additional Information. The Company does not make any guarantee regarding any tax status, federal, state, or local, of any Contract or any transaction involving the Contracts.

Tax Treatment of the Company

   Under existing federal income tax laws, the income of MONY Variable Account A, to the extent that it is applied to increase reserves under the Contracts, is substantially nontaxable to the Company.

Taxation of Annuities in General

   The Contracts offered by this prospectus are designed for use in connection with Qualified Plans and Non-Qualified Plans. All or a portion of the contributions to such plans will be used to make Purchase Payments under the Contracts. In general, contributions to Qualified Plans and income earned on contributions to all plans are tax-deferred until distributed to plan participants or their beneficiaries. Such tax deferral is not, however, available for Non-Qualified Plans if the Owner is other than a natural person unless the contract is held as an agent for a natural person. Annuity payments made as retirement distributions under a Contract are generally taxable to the annuitant as ordinary income except to the extent of

  .  Participant after-tax contributions (in the case of Qualified Plans), or

  .  Owner contributions (in the case of Non-Qualified Plans).

Owners, Annuitants, and Beneficiaries should seek qualified advice about the tax consequences of distributions, withdrawals, and payments under the retirement plans in connection with which the Contracts are purchased.

   The Company will withhold and remit to the United States Government and, where applicable to state and local governments part of the taxable portion of each distribution made under a Contract unless the Owner or Annuitant

  .  provides his or her taxpayer identification number to the Company, and

  .  notifies the Company that he or she chooses not to have amounts withheld.

   The Technical and Miscellaneous Revenue Act of 1988 ("TAMRA") has requirements for determining the amount includable in gross income with respect to distributions not received as an annuity. Distributions include those attributed to the transferor as a result of a gratuitous transfer. When computing the distributions for any 12 month period, distributions from all annuity contracts issued by the same company to the Owner (other than those issued to qualified retirement plans) will be treated as distributed from one annuity contract. The IRS is given power to prescribe additional rules to prevent avoidance of this rule through serial purchases of contracts or otherwise. None of these rules is expected to affect tax-benefited plans.

   Effective January 1, 1993, distributions of plan benefits from qualified retirement plans, other than individual retirement arrangements ("IRAs"), generally will be subject to mandatory federal income tax withholding unless they either are:

      1. Part of a series of substantially equal periodic payments (at least annually) for

       .  the participant's life or life expectancy,

       . the joint lives or life expectancies of the participant and his/her beneficiary,

       .  or a period certain of not less than 10 years, or

      2. Required by the Code upon the participant's attainment of age 701/2 or death; or

      3. Qualifying hardship distributors.

   Such withholding will apply even if the distribution is rolled over into another qualified plan, including an IRA. The withholding can be avoided if the participant's interest is directly transferred by the old plan to another eligible qualified plan, including an IRA. A direct transfer to the new plan can be made only in accordance with the terms of the old plan. If withholding is not avoided, the amount withheld may be subject to income tax and penalty tax.

   Under the generation skipping transfer tax, the Company may be liable for payment of this tax under certain circumstances. In the event that the Company determines that such liability exists, an amount necessary to pay the generation skipping transfer tax may be subtracted from the death benefit proceeds.

Retirement Plans

   The Contracts described in this Prospectus currently are designed for use with the following types of retirement plans:

      (1) Pension and Profit Sharing Plans established by business employers and certain associations, as permitted by Sections 401(a) and 401(k) of the Code, including those purchasers who would have been covered under the rules governing H.R. 10 (Keogh) Plans;

      (2) Individual Retirement Annuities permitted by Section 408(b) of the Code, including Simplified Employee Pensions established by employers pursuant to Section 408(k);

      (3) Roth IRAs permitted by Section 408A of the Code;

      (4) Deferred compensation plans provided by certain governmental entities under Section 457; and

      (5) Non-Qualified Plans.

   The tax rules applicable to participants in such retirement plans vary according to the type of plan and its terms and conditions. Therefore, no attempt is made here to provide more than general information about the use of Contracts with the various types of retirement plans. Participants in such plans as well as Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these plans are subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contracts. The Company will provide purchasers of Contracts used in connection with Individual Retirement Annuities with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency. Any person contemplating the purchase of a Contract should consult a qualified tax adviser.

                               PERFORMANCE DATA

   We may advertise the performance of the MONY Variable Account A subaccounts. We will also report performance to contract owners and may make performance information available to prospective purchasers. This information will be presented in compliance with applicable law.

   Performance information contained in these advertisements is based upon historical earnings and is not indicative of future performance. The data for each subaccount reflects the investment results of the designated portfolio of the Fund and recurring charges and deductions borne by or imposed on the portfolio and the subaccount. Set forth below for each subaccount is the manner in which the data contained in such advertisements will be calculated.

   Money Market Subaccount. The performance data for this subaccount will reflect the "yield" and "effective yield". The "yield" of the subaccount refers to the income generated by an investment in the Subaccount over the seven day period stated in the advertisement. This income is "annualized", that is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52 week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly, but, when annualized, the income earned by an investment in the subaccount is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment.


   Bond Subaccounts other than the Money Market Subaccount. The performance data for these subaccounts will reflect the "yield" and "total return". The "yield" of each of these subaccounts refers to the income generated by an investment in that subaccount over the 30 day period stated in the advertisement and is the result of dividing that income by the value of the subaccount. The value of each subaccount is the average daily number of Units outstanding multiplied by the Unit Value on the last day of the period. The "yield" reflects deductions for all charges, expenses, and fees of both the Funds and the Variable Account other than the Surrender Charge. "Total return" for each of these subaccounts refers to the return an Owner would receive during the period indicated if a $1,000 Purchase Payment was made the indicated number of years ago. It reflects historical investment results less charges and deductions of both the Funds and MONY Variable Account A, including any Surrender Charge imposed as a result of the full Surrender, with the distribution being made in cash rather than in the form of one of the settlement options, at the close of the period for which the "total return" data is given. Total return data may also be shown assuming that the Contract continues in force (i.e., was not surrendered) beyond the close of the periods indicated, in which case that data would reflect all charges and deductions of both the Funds and the Variable Account other than the Surrender Charge. Returns for periods exceeding one year reflect the average annual total return for such period. In addition to the total return data described above based upon a $1,000 investment, comparable data may also be shown for an investment equal to the amount of the average purchase payment made by a purchaser of a Contract during the prior year.



   Non-Standardized Performance Data. From time to time, average annual total return or other performance data may also be advertised in non-standardized formats. Non-standard performance data will be accompanied by standard performance data, and the period covered or other non-standard features will be disclosed. A non-standardized format may be used where we add new subaccounts which purchase shares of funds in existence prior to the formation of such subaccounts. In such cases we will use historical performance of the underlying fund with the current expenses of the applicable subaccount under the Contract.


   Performance information for MONY Variable Account A may be compared in advertisements, sales literature, and reports to contract owners to various indices, including, without limitation, the Standard & Poor's 500 Indices and the Lehman Brothers, Shearson, CDA/Wiesenberger, Russell, Merrill Lynch, and Wilshire indices, and to various ranking services, including, without limitation, the Lipper Annuity and Closed End Survey compiled by Lipper Analytical Services and the VARDS report compiled by Variable Annuity Research and Data Service and to the Consumer Price Index (a measure for inflation) in order to provide the reader a basis for comparison of performance. Reports and promotional literature may also contain the Company's rating or a rating of the Company's claims paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

                            ADDITIONAL INFORMATION

   This Prospectus does not contain all the information set forth in the registration statement, certain portions of which have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The omitted information may be obtained from the Commission's principal office in Washington, D.C., upon payment of the fees prescribed by the Commission.

   For further information with respect to the Company and the Contracts offered by this Prospectus, including the Statement of Additional Information (which includes financial statements relating to the Company), Owners and prospective investors may also contact the Company at its address or phone number set forth on the cover of this Prospectus for requesting such statement. The Statement of Additional Information is available from the Company without charge.

                               LEGAL PROCEEDINGS

   There are no legal proceedings to which MONY Variable Account A is a party. The Company and the principal underwriter are engaged in various kinds of routine litigation which, in the opinions of the Company and the principal underwriter, are not of material importance in relation to the total capital and surplus of the Company or the principal underwriter.

                             FINANCIAL STATEMENTS

   The audited financial statements of the Company are set forth herein.

   The financial statements of the Company have been audited by PricewaterhouseCoopers LLP. The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Policies.

                               TABLE OF CONTENTS

                                      OF

                      STATEMENT OF ADDITIONAL INFORMATION

                               January 14, 2002

        Item                                                        Page
        ----                                                        ----
        MONY Life Insurance Company................................ (1)
        Legal Opinion.............................................. (1)
        Independent Accountants.................................... (1)
        Federal Tax Status......................................... (2)
        Performance Data........................................... (5)
        Financial Statements....................................... F-1

   If you would like to receive a copy of the MONY Variable Account A Statement of Additional Information, please return this request to:

MONY Life Insurance Company

Mail Drop 8-28

1740 Broadway
New York, New York 10019

Your name _____________________________________________________________________

Address _______________________________________________________________________

City ______________________________  State _____  Zip _________________________

   Please send me a copy of the MONY Variable Account A Statement of Additional Information.


Policy C5-98-2


Form No. 14539 SL 1/02

                             MONY VARIABLE ANNUITY


                      STATEMENT OF ADDITIONAL INFORMATION
                            DATED January 14, 2002

                          INDIVIDUAL FLEXIBLE PAYMENT
                           VARIABLE ANNUITY CONTRACT

                                   issued by

                            MONY VARIABLE ACCOUNT A

                                      and

                          MONY LIFE INSURANCE COMPANY


   This Statement of Additional Information is not a prospectus, but it relates to, and should be read in conjunction with, the prospectus dated January 14, 2002 for the Individual Flexible Payment Variable Annuity Contract ("Contract") issued by MONY Life Insurance Company ("Company"). The prospectus is available, at no charge, by writing the Company at 1740 Broadway, New York, New York, 10019, Mail Drop 8-28 or by calling 1-800-487-6669.


                               TABLE OF CONTENTS

Item                                                                       Page
----                                                                       ----
MONY Life Insurance Company...............................................  (1)
Legal Opinion.............................................................  (1)
Independent Accountants...................................................  (1)
Federal Tax Status........................................................  (2)
Performance Data..........................................................  (5)
Financial Statements...................................................... F-1


Form No. 14539 SL 1/02                                                333-72714

                          MONY LIFE INSURANCE COMPANY

   MONY Life Insurance Company ("Company") is a stock life insurance company. It was organized under the laws of the state of New York in 1842 as a mutual life insurance company under the name The Mutual Life Insurance Company of New York. The principal offices of the Company are at 1740 Broadway, New York, New York 10019. MONY converted from a mutual life insurance company in 1998 in a process known as demutualization. The Company had consolidated assets at the end of 1999 of approximately $25.0 billion. The Company is licensed to sell insurance and annuities in all states of the United States, the District of Columbia, Puerto Rico, the Virgin Islands and all Provinces of Canada.

   On August 16, 1999, the rating assigned to the Company by A.M. Best Company, Inc., an independent insurance company rating organization, was upgraded to A (Excellent) based upon an analysis of financial condition and operating performance. The A.M. Best rating of the Company should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts.

More About the Company

   The Company is one of America's oldest and most respected financial institutions. It is geared to meet the needs of today's consumers and business owners with an array of insurance products.

   For over 150 years, this firm, founded as The Mutual Life Insurance Company of New York, has had the distinction of being not only one of the oldest insurance companies in America -- but also the first American mutual life insurance company to issue life insurance to the general public. Other important innovations include the fact that MONY was the first insurance company to:

   . offer a variable annuity with a choice of equity or fixed investments

   . insure a woman

   . insure a member of the armed forces

   The Company's mission is to provide excellence and quality in products and services through its network of highly trained insurance professionals that include:

   . Whole Life Insurance

   . Universal Life insurance

   . Qualified Retirement Plans

   Through the Company's subsidiary, MONY Securities Corporation, a wide variety of investment products are also available which include:

   . Mutual Funds and Investment Services

                                 LEGAL OPINION

   Legal matters relating to federal securities laws applicable to the issue and sale of the Contract and all matters of New York law pertaining to the Contract, including the validity of the Contract and the Company's right to issue the Contract, have been passed upon by Arthur D. Woods, Esq., Vice President -- Variable Products and Broker-Dealer Operations Counsel, of the Company.

                            INDEPENDENT ACCOUNTANTS

   The audited financial statements for the Company included in this Prospectus and in the Registration Statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their reports herein. The audited financial statements are included in reliance upon the authority of said firm as experts in accounting and auditing. PricewaterhouseCoopers LLP's office is located at 1177 Avenue of the Americas, New York, New York, 10036.

                                      (1)

                              FEDERAL TAX STATUS

Introduction

   The Contract is designed for use to fund retirement plans which may or may not be Qualified Plans under the provisions of the Internal Revenue Code (the "Code"). The ultimate effect of federal income taxes on the Contract value, on annuity payments, and on the economic benefit to the Contractholder, Annuitant, or Beneficiary depends on the type of retirement plan for which the Contract is purchased and upon the tax and employment status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon the Company's understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

Taxation of Annuities in General

   Section 72 of the Code governs taxation of annuities in general. Except in the case of certain corporate and other non-individual Contractholders, there are no income taxes on increases in the value of a Contract until a distribution occurs, in the form of a full surrender, a partial surrender, a death benefit, an assignment or gift of the Contract, or as annuity payments.

Surrenders, Death Benefits, Assignments and Gifts

   A Contractholder who fully surrenders his or her Contract is taxed on the portion of the payment that exceeds his or her cost basis in the Contract. For Non-Qualified Contracts, the cost basis is generally the amount of the Purchase Payments made for the Contract, and the taxable portion of the surrender payment is taxed as ordinary income. For Qualified Contracts, the cost basis is generally zero, except to the extent of non-deductible employer contributions, and the taxable portion of the surrender payment is generally taxed as ordinary income subject to special elective 5-year (and, for certain eligible persons, 10-year) income averaging in the case of Qualified Contracts. A Beneficiary entitled to receive a lump sum death benefit upon the death of the Annuitant is taxed on the portion of the amount that exceeds the Contractholder's cost basis in the Contract. If the Beneficiary elects to receive annuity payments within 60 days of the Annuitant's death, different tax rules apply. (See "Annuity Payments" below.)

   Partial surrenders received under Non-Qualified Contracts prior to annuitization are first included in gross income to the extent Surrender Value exceeds Purchase Payments, less prior nontaxable distributions, and the balance is treated as a nontaxable return of principal to the Contractholder. For partial surrenders under a Qualified Contract, payments are generally prorated between taxable income and nontaxable return of investment.

   There are special rules for Qualified Plans or contracts involving 85 percent or more employee contributions. Since the cost basis of Qualified Contracts is generally zero, however, partial surrender amounts will generally be fully taxed as ordinary income.

   A Contractholder who assigns or pledges a Non-Qualified Contract is treated as if he or she had received the amount assigned or pledged and thus is subject to taxation under the rules applicable to surrenders. A Contractholder who gives away the Contract (i.e., transfers it without full and adequate consideration) to anyone other than his or her spouse is treated for income tax purposes as if he or she had fully surrendered the Contract.

Annuity Payments

   The non-taxable portion of each annuity payment is determined by an "exclusion ratio" formula which establishes the ratio that the cost basis of the Contract bears to the total expected value of annuity payments for

                                      (2)
the term of the annuity. The remaining portion of each payment is taxable. Such taxable portion is taxed at ordinary income rates. For Qualified Contracts, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the Annuitant lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments. Conversely, a tax deduction in the Annuitant's last taxable year, equal to the unrecovered cost basis, is available if the Annuitant does not live to life expectancy.

Penalty Tax

   Payments received by Contractholders, Annuitants, and Beneficiaries under both Qualified and Non-Qualified Contracts may be subject to both ordinary income taxes and a penalty tax equal to 10 percent of the amount received that is includable in income. The penalty is not imposed on amounts received: (a) after the taxpayer attains age 59 1/2; (b) in a series of substantially equal payments made for life or life expectancy following separation from service;
(c) after the death of the Contractholder (or, where the Contractholder is not a human being, the death of the Annuitant); (d) if the taxpayer is totally disabled; (e) upon early retirement under the plan after the taxpayer's attainment of age 55; or (f) which are used for certain medical care expenses. Exceptions (e) and (f) do not apply to Individual Retirement Accounts and Annuities and Non-Qualified Contracts. An additional exception for Non-Qualified Contracts is amounts received as an immediate annuity.

Income Tax Withholding

   The Company is required to withhold federal, and, where applicable, state, income taxes on taxable amounts paid under the Contract unless the recipient elects not to have withholding apply. The Company will notify recipients of their right to elect not to have withholding apply.

   Effective January 1, 1993, distributions of plan benefits from qualified retirement plans, other than individual retirement arrangements ("IRAs"), generally will be subject to mandatory federal income tax withholding unless they either are:

      1. Part of a series of substantially equal periodic payments (at least annually) for the participant's life or life expectancy, the joint lives or life expectancies of the participant and his/her beneficiary, or a period certain of not less than 10 years; or

      2. Required by the Code upon the participant's attainment of age 70 1/2 or death.

   Such withholding will apply even if the distribution is rolled over into another qualified plan, including an IRA. The withholding can be avoided if the participant's interest is directly transferred by the old plan to another eligible qualified plan, including an IRA. A direct transfer to the new plan can be made only in accordance with the terms of the old plan. If withholding is not avoided, the amount withheld may be subject to income tax and excise tax penalties.

Diversification Standards

   The United States Secretary of the Treasury has the authority to set standards for diversification of the investments underlying variable annuity contracts (other than pension plan contracts). The Secretary of the Treasury has issued certain regulations. Further regulations may be issued. The Funds are designed to be managed to meet the diversification requirements for the Contract as those requirements may change from time to time. The Company intends to satisfy those requirements so that the Contract will be treated as an annuity contract.

   The Secretary of the Treasury has announced that he expects to issue regulations or Revenue Rulings that will prescribe the circumstances in which a Contractholder's control of the investments of a segregated asset account may cause the Contractholder, rather than the insurance company, to be treated as the owner of the assets of the account. The regulations or Revenue Rulings could impose requirements that are not reflected in the Contract. The Company, however, has reserved certain rights to alter the Contract and investment alternatives so as to comply with such regulations or Revenue Rulings. Since the regulations or Revenue Rulings have not been

                                      (3)
issued, there can be no assurance as to the content of such regulations or Revenue Rulings or even whether application of the regulations or Revenue Rulings will be prospective. For these reasons, Contractholders are urged to consult with their own tax advisers.

Qualified Plans

   The Contract is designed for use with several types of Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Moreover, many of these tax rules were changed by the Tax Reform Act of 1986. Therefore, no attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. Participants under such Qualified Plans as well as Contractholders, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract issued in connection therewith. Following are brief descriptions of the various types of Qualified Plans and of the use of the Contract in connection therewith. Purchasers of the Contract should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Contract with that plan.

Tax-Sheltered Annuities

   Section 403(b) of the Code permits public school employees and employees of certain types of charitable organizations specified in Section 501(c)(3) of the Code and certain educational organizations to purchase annuity contracts and, subject to certain contribution limitations, exclude the amount of Purchase Payments from gross income for tax purposes. However, such Purchase Payments may be subject to Social Security (FICA) taxes. These annuity contracts are commonly referred to as "Tax-Sheltered Annuities." Effective January 1, 1989, the Contracts have been withdrawn from sale to Qualified Plans which intend to qualify for federal income tax advantages under Section 403(b).

H.R. 10 Plans

   The Self-Employed Individuals Tax Retirement Act of 1962, as amended, which is commonly referred to as "H.R. 10," permits self-employed individuals to establish Qualified Plans for themselves and their employees. The tax consequences to participants under such plans depend upon the plan itself. In addition, such plans are limited by law to maximum permissible contributions, distribution dates, and tax rates applicable to distributions. In order to establish such a plan, a plan document, usually in prototype form pre-approved by the Internal Revenue Service, is adopted and implemented by the employer.

Individual Retirement Accounts and Annuities

   Section 408 of the Code permits eligible individuals to contribute to individual retirement programs known as "Individual Retirement Accounts" and "Individual Retirement Annuities." These Individual Retirement Accounts and Annuities are subject to limitations on the amounts which may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into an Individual Retirement Account or Annuity.

Corporate Pension and Profit-Sharing Plans

   Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Contract to provide benefits under the plans.

Certain Governmental Entities

   Section 457 of the Code permits certain governmental entities to establish deferred contribution plans. Such deferred contribution plans may permit the purchase of the Contract to provide benefits under the plans.

                                      (4)

                               PERFORMANCE DATA

Money Market Subaccount


   For the seven-day period ended December 31, 2001, the yield was as follows:



7-day yield......................................... 0.24%
7-day effective yield............................... 0.24%


   The yield for the Money Market subaccount was calculated by dividing the result of subtracting the value of one Unit at the end of the seven day period ("Seventh Day Value") from the value of one Unit at the beginning of the seven day period ("First Day Value") by the First Day Value (the resulting quotient being the "Base Period Return") and multiplying the Base Period Return by 365 divided by 7 to obtain the annualized yield.

   The effective yield was calculated by compounding the Base Period Return calculated in accordance with the preceding paragraph, adding 1 to the Base Period Return, raising that sum to a power equal to 365 divided by 7 and subtracting 1 from the result.

   As the Money Market Subaccount invests only in shares of the Money Market Portfolio of the MONY Series Fund, Inc. ("MONY Series Fund"), the First Day Value reflects the per share net asset value of the Money Market Portfolio (which will normally be $1.00) and the number of shares of the Money Market Portfolio of the MONY Series Fund held in the Money Market Subaccount. The Seventh Day Value reflects increases or decreases in the number of shares of the Money Market Portfolio of the MONY Series Fund held in the Money Market Subaccount due to the declaration of dividends (in the form of shares and including dividends (in the form of shares) on shares received as dividends) of the net investment income and the daily charges and deductions from the Subaccount for mortality and expense risks and a deduction for the Annual Contract Charge imposed on each Contract Anniversary which has been pro-rated to reflect the shortened 7-day period and allocated to the Money Market Subaccount in the proportion that the total value of the Money Market Subaccount bore to the total value of the Variable Account at the end of the period indicated. Net investment income reflects earnings on investments less expenses of the Fund including the Investment Advisory Fee (which for calculating the yield and effective yield quoted above is assumed to be .40 percent, the fee which would be charged based upon the amount of assets under management on the last day of the period for which the quoted yield is stated). Not reflected in either the yield or effective yield are surrender charges, which will not exceed 7% of total Purchase Payments made to the Contract.


Subaccounts Other Than Money Market Subaccount



   For the Long Term Bond and Government Securities Portfolios, net investment income is the net of interest earned on the obligation held by the Portfolio and expenses accrued for the period. Interest earned on the obligation is determined by (i) computing the yield to maturity based on the market value of each obligation held in the corresponding Portfolio at the close of business on the thirtieth day of the period (or as to obligations purchased during that 30-day period, based on the purchase price plus accrued interest); (ii) dividing the yield to maturity for each obligation by 360; (iii) multiplying that quotient by the market value of each obligation (including actual accrued interest) for each day of the subsequent 30-day month that the obligation is in the Portfolio; and (iv) totaling the interest on each obligation. Discount or premium amortization is recomputed at the beginning of each 30-day period and with respect to discount and premium on mortgage or other asset-backed obligations subject to monthly payment of principal and interest, discount and premium is amortized on the remaining security, based on the cost of the security, to the weighted average maturity date, if available, or to the remaining term of the security, if the weighted average maturity date is not available. Gain or loss attributable to actual monthly paydowns is reflected as an increase or decrease in interest income during that period.



30-Day Yield:



   The yield for the Long Term Bond and Government Securities Subaccounts is shown for the 30-day periods indicated in the following table.


                                      (5)

                            MONY VARIABLE ACCOUNT A


                            YIELD FOR 30-DAY PERIOD



                                              Yield for
                                            30 Days Ended
                                          December 31, 2001
                                          -----------------
                    Long Term Bond.......       4.20%
                    Government Securities       1.92%



The 30-day yield is not indicative of future results.



   The yield shown in the table above is computed by subtracting from the net investment income of the corresponding Portfolio of the respective Fund charges and expenses imposed by the Variable Account and dividing the result by the value of the Subaccount. For the Government Securities and Long Term Bond Portfolios, net investment income is the net of interest earned on the obligation held by the Portfolio and expenses accrued for the period. Interest earned on the obligation is determined by (i) computing the yield to maturity based on the market value of each obligation held in the corresponding Portfolio at the close of business on the thirtieth day of the period (or as to obligations purchased during that 30-day period, based on the purchase price plus accrued interest); (ii) dividing the yield to maturity for each obligation by 360; (iii) multiplying that quotient by the market value of each obligation (including actual accrued interest) for each day of the subsequent 30-day month that the obligation is in the Portfolio; and (iv) totaling the interest on each obligation. Discount or premium amortization is recomputed at the beginning of each 30-day period and with respect to discount and premium on mortgage or other asset-backed obligations subject to monthly payment of principal and interest, discount and premium is amortized on the remaining security, based on the cost of the security, to the weighted average maturity date, if available, or to the remaining term of the security, if the weighted average maturity date is not available. Gain or loss attributable to actual monthly paydowns is reflected as an increase or decrease in interest income during that period.




Total Return:


   The average annual total return for the Subaccounts other than the Money Market Subaccount, assuming full surrender of the Contract for cash at the end of the period, for the periods indicated, is shown in the tables below. These tables do not reflect the impact of the tax laws, if any, on total return as a result of the surrender.



   Although MONY Variable Account A commenced operations in February 1991, the total returns shown reflect those operations as well as the historical results for MONY Legacy Variable Account A. MONY Legacy Variable Account A commenced operations on December 30, 1987 and the assets, reserves, and other liabilities thereof became the assets, reserves, and other liabilities of the MONY Variable Account A on February 28, 1991, the effective date of the merger of MONY Legacy Life Insurance Company into the Company. Total return for the period since inception reflects the average annual total return since the inception (commencement of operations) of each of the Subaccounts, which is August 1988 for the Enterprise Managed Subaccount, September 1988 for the Enterprise Small Company Value Subaccount, February 1988 for the MONY Series Fund Long Term Bond Subaccount, December 1994 for the MONY Series Fund Government Securities, and December 1998 for the Enterprise Equity Income, Enterprise Growth and Income, Enterprise Growth, and Enterprise Small Company Growth Subaccounts. The inception date for the Enterprise Multi-Cap Growth, is July 1999. The inception date for the Alger American Balanced, Alger American MidCap Growth, Enterprise Global Socially Responsive, Enterprise Total Return, INVESCO VIF--Financial Services, INVESCO VIF--Health Sciences, INVESCO VIF--Telecommunications, Janus Aspen Series Capital Appreciation, Janus Aspen Series Flexible Income, Janus Aspen Series International Growth, Lord Abbett Bond-Debenture, Lord Abbett Growth and Income, Lord Abbett Mid-Cap Value, MFS Mid Cap Growth, MFS New Discovery, MFS Total Return, MFS Utilities, PBHG Mid-Cap Value, PBHG Select Value, PIMCO Global Bond, PIMCO Real Return Bond, PIMCO StocksPLUS Growth and Income, Morgan Stanley Universal Institutional Emerging Markets Equity, Morgan Stanley Universal Institutional Global Value Equity, and Morgan Stanley Universal Institutional U.S. Real Estate subaccounts is January 2002. Total return is adjusted to reflect the charges and expenses imposed by the Contract. Total return is not indicative of future performance.


                                      (6)

                            MONY VARIABLE ACCOUNT A

                                 TOTAL RETURN

                   (assuming $1,000 payment at beginning of
                    period and surrender at end of period)




                                                                           For the
                                                                         Period Since
                                 For the       For the       For the      Inception
                               1 Year Ended 5 Years Ended 10 Years Ended   Through
                               December 31, December 31,   December 31,  December 31,
Subaccount                         2001         2001           2001          2001
----------                     ------------ ------------- -------------- ------------
Alger American Balanced.......       N/A          N/A           N/A           N/A
Alger American MidCap Growth..       N/A          N/A           N/A           N/A
Enterprise Small Company
  Growth......................    -11.70%         N/A           N/A         15.35%
Enterprise Small Company Value     -3.07%       14.14%        12.96%        13.11%
Enterprise Equity Income......    -18.07%         N/A           N/A         -2.21%
Enterprise Global Socially
  Responsive..................       N/A          N/A           N/A           N/A
Enterprise Growth.............    -19.76%         N/A           N/A          1.09%
Enterprise Growth & Income....    -19.11%         N/A           N/A          0.12%
Enterprise Managed............    -18.43%        3.57%        11.00%        13.23%
Enterprise Multi-Cap Growth...    -23.76%         N/A           N/A         20.27%
Enterprise Total Return.......       N/A          N/A           N/A           N/A
INVESCO VIF--Financial
  Services....................       N/A          N/A           N/A           N/A
INVESCO VIF--Health Sciences..       N/A          N/A           N/A           N/A
INVESCO
  VIF--Telecommunications.....       N/A          N/A           N/A           N/A
Janus Aspen Series Capital
  Appreciation................       N/A          N/A           N/A           N/A
Janus Aspen Series Flexible
  Income......................       N/A          N/A           N/A           N/A
Janus Aspen Series
  International Growth........       N/A          N/A           N/A           N/A
Lord Abbett Bond-Debenture....       N/A          N/A           N/A           N/A
Lord Abbett Growth and Income.       N/A          N/A           N/A           N/A
Lord Abbett Mid-Cap Value.....       N/A          N/A           N/A           N/A
MFS Mid Cap Growth............       N/A          N/A           N/A           N/A
MFS New Discovery.............       N/A          N/A           N/A           N/A
MFS Total Return..............       N/A          N/A           N/A           N/A
MFS Utilities.................       N/A          N/A           N/A           N/A
MONY Series Fund Government
  Securities..................     -1.78%        3.97%          N/A          4.82%
MONY Series Fund Long Term
  Bond........................     -2.08%        5.07%         6.56%         7.13%
PBHG Mid-Cap Value............       N/A          N/A           N/A           N/A
PBHG Select Value.............       N/A          N/A           N/A           N/A
PIMCO Global Bond.............       N/A          N/A           N/A           N/A
PIMCO Real Return Bond........       N/A          N/A           N/A           N/A
PIMCO StocksPlus Growth and
  Income......................       N/A          N/A           N/A           N/A
Morgan Stanley Universal
  Institutional Emerging
  Markets Equity..............       N/A          N/A           N/A           N/A
Morgan Stanley Universal
  Institutional Global Value
  Equity......................       N/A          N/A           N/A           N/A
Morgan Stanley Universal
  Institutional U.S. Real
  Estate......................       N/A          N/A           N/A           N/A


                                      (7)

   The table above assumes that a $1,000 payment was made to each Subaccount at the beginning of the period shown, that no further payments were made, that any distributions from the corresponding Portfolio of the Funds were reinvested, and that the Contractholder surrendered the Contract for cash, rather than electing commencement of annuity benefits in the form of one of the Settlement Options available, at the end of the period shown. The average annual total return percentages shown in the table reflect the historical rates of return, deductions for all charges, expenses, and fees of both the Funds (including the Investment Adviser Fees described in the Prospectus (see "Investment Adviser Fee" beginning at page 23) and the Variable Account which would be imposed on the payment assumed, including a contingent deferred sales (Surrender) charge imposed as a result of the full surrender and a deduction for the Annual Contract Charge imposed on each Contract Anniversary and upon full surrender and allocated to each Subaccount in the proportion that the total value of that Subaccount bore to the total value of the Variable Account at the end of the period indicated.


                                      (8)

   The average annual total return for the Subaccounts other than the Money Market Subaccount, assuming that the Contracts remain in force throughout the periods indicated, is shown in the table below.


                            MONY VARIABLE ACCOUNT A


                         NON-STANDARDIZED TOTAL RETURN


                   (assuming $1,000 payment at beginning of
                    period and Contract continues in force)




                                                                                    For the
                                                                                  Period Since
                                          For the       For the       For the      Inception
                                        1 Year Ended 5 Years Ended 10 Years Ended   Through
                                        December 31, December 31,   December 31,  December 31,
Subaccount                                  2001         2001           2001          2001
----------                              ------------ ------------- -------------- ------------
Alger American Balanced................       N/A          N/A           N/A           N/A
Alger American MidCap Growth...........       N/A          N/A           N/A           N/A
Enterprise Small Company Growth........     -5.05%         N/A           N/A         16.54%
Enterprise Small Company Value.........     -3.93%       14.73%        12.96%        13.11%
Enterprise Equity Income...............    -11.89%         N/A           N/A         -0.56%
Enterprise Global Socially Responsive..       N/A          N/A           N/A           N/A
Enterprise Growth......................    -13.72%         N/A           N/A          0.54%
Enterprise Growth & Income.............    -13.02%         N/A           N/A          1.71%
Enterprise Managed.....................    -12.28%        4.42%        11.00%        13.23%
Enterprise Multi-Cap Growth............    -18.01%         N/A           N/A         22.11%
Enterprise Total Return................       N/A          N/A           N/A           N/A
INVESCO VIF--Financial Services........       N/A          N/A           N/A           N/A
INVESCO VIF--Health Sciences...........       N/A          N/A           N/A           N/A
INVESCO VIF--Telecommunications........       N/A          N/A           N/A           N/A
Janus Aspen Series Capital Appreciation       N/A          N/A           N/A           N/A
Janus Aspen Series Flexible Income.....       N/A          N/A           N/A           N/A
Janus Aspen Series International Growth       N/A          N/A           N/A           N/A
Lord Abbett Bond-Debenture.............       N/A          N/A           N/A           N/A
Lord Abbett Growth and Income..........       N/A          N/A           N/A           N/A
Lord Abbett Mid-Cap Value..............       N/A          N/A           N/A           N/A
MFS Mid Cap Growth.....................       N/A          N/A           N/A           N/A
MFS New Discovery......................       N/A          N/A           N/A           N/A
MFS Total Return.......................       N/A          N/A           N/A           N/A
MFS Utilities..........................       N/A          N/A           N/A           N/A
MONY Series Fund Government Securities.      5.22%        4.81%          N/A          5.03%
MONY Series Fund Long Term Bond........      4.92%        5.87%         6.56%         7.13%
PBHG Mid-Cap Value.....................       N/A          N/A           N/A           N/A
PBHG Select Value......................       N/A          N/A           N/A           N/A
PIMCO Global Bond......................       N/A          N/A           N/A           N/A
PIMCO Real Return Bond.................       N/A          N/A           N/A           N/A
PIMCO StocksPlus Growth and Income.....       N/A          N/A           N/A           N/A
Morgan Stanley Universal Institutional
  Emerging Markets Equity..............       N/A          N/A           N/A           N/A
Morgan Stanley Universal Institutional
  Global Value Equity..................       N/A          N/A           N/A           N/A
Morgan Stanley Universal Institutional
  U.S. Real Estate.....................       N/A          N/A           N/A           N/A



                                      (9)

   The table above reflects the same assumptions and results as the table appearing on pages (7), except that no contingent deferred sales (surrender) charge has been deducted. The data reflected in the table above reflect the total return a Contractholder would have received during that period if he did not surrender his Contract.




   The yield shown reflects deductions for all charges, expenses, and fees of both the Funds and the Variable Account other than the contingent deferred sales (surrender) charge. The surrender charge will not exceed 7% of total Purchase Payments made in the Contract Year of surrender and the preceding 7 Contract Years.



   Net investment income of the corresponding Portfolio less all charges and expenses imposed by the Variable Account is divided by the product of the average daily number of Units outstanding and the value of one Unit on the last day of the period. The sum of the quotient and 1 is raised to the 6th power, 1 is subtracted from the result, and then multiplied by 2.

Other Non-Standardized Performance Data:


   From time to time, average annual total return or other performance data may also be advertised in nonstandardized formats. Non-standard performance data will be accompanied by standard performance data, and the period covered or other non-standard features will be disclosed.



   The tables below reflect hypothetical historical total returns for the Subaccounts other than the Money Market Subaccount, calculated by using the historical performance of the underlying Portfolios and adjusting such performance to reflect the current level of charges that apply to the Subaccounts under the Contract.


                                     (10)

                            MONY VARIABLE ACCOUNT A


                     HYPOTHETICAL HISTORICAL TOTAL RETURN


                   (assuming $1,000 payment at beginning of
                    period and surrender at end of period)





                                                                           For the
                                                                         Period Since
                                 For the       For the       For the      Inception
                               1 Year Ended 5 Years Ended 10 Years Ended   Through
                               December 31, December 31,   December 31,  December 31,
Subaccount                         2001         2001           2001          2001
----------                     ------------ ------------- -------------- ------------
Alger American Balanced.......     -9.95%       12.13%        10.59%          9.45%
Alger American MidCap Growth..    -14.18%       13.01%          N/A          17.32%
Enterprise Small Company
  Growth......................    -11.70%         N/A           N/A          15.35%
Enterprise Small Company Value     -3.07%       14.14%        12.96%         13.11%
Enterprise Equity Income......    -18.07%         N/A           N/A          -2.21%
Enterprise Global Socially
  Responsive..................       N/A          N/A           N/A            N/A
Enterprise Growth.............    -19.76%         N/A           N/A          -1.09%
Enterprise Growth & Income....    -19.11%         N/A           N/A           0.12%
Enterprise Managed............    -18.43%        3.57%        11.00%         13.23%
Enterprise Multi-Cap Growth...    -23.76%         N/A           N/A          20.77%
Enterprise Total Return.......       N/A          N/A           N/A            N/A
INVESCO VIF--Financial
  Services....................    -17.23%         N/A           N/A           6.45%
INVESCO VIF--Health Sciences..    -19.72%         N/A           N/A          12.63%
INVESCO
  VIF--Telecommunications.....    -57.77%         N/A           N/A         -25.56%
Janus Aspen Series Capital
  Appreciation................    -28.11%         N/A           N/A          15.62%
Janus Aspen Series Flexible
  Income......................     -0.63%        5.09%          N/A           6.78%
Janus Aspen Series
  International Growth........    -29.53%        8.20%          N/A          11.92%
Lord Abbett Bond-Debenture....     -3.46%        2.78%         6.62%          8.20%
Lord Abbett Growth and Income.    -14.37%       10.07%        12.69%         12.66%
Lord Abbett Mid-Cap Value.....     -0.32%         N/A           N/A          19.99%
MFS Mid Cap Growth............    -24.31%         N/A           N/A         -17.14%
MFS New Discovery.............    -12.77%         N/A           N/A          12.18%
MFS Total Return..............     -7.96%        8.21%          N/A          11.55%
MFS Utilities.................    -30.43%        8.43%          N/A          13.12%
MONY Series Fund Government
  Securities..................     -1.78%        3.97%         4.54%          5.08%
MONY Series Fund Long Term
  Bond........................     -2.08%        5.07%         6.56%          8.39%
PBHG Mid-Cap Value............     -0.38%         N/A           N/A          21.22%
PBHG Select Value.............     -6.57%         N/A           N/A          14.06%
PIMCO Global Bond.............       N/A          N/A           N/A            N/A
PIMCO Real Return Bond........     -0.14%         N/A           N/A           6.00%
PIMCO StocksPlus Growth and
  Income......................    -18.69%         N/A           N/A           3.26%
Morgan Stanley Universal
  Institutional Emerging
  Markets Equity..............    -14.15%       -5.49%          N/A          -5.50%
Morgan Stanley Universal
  Institutional Global Value
  Equity......................    -14.61%         N/A           N/A           5.86%
Morgan Stanley Universal
  Institutional U.S. Real
  Estate......................      1.45%         N/A           N/A           6.14%



   The table above assumes that a $1,000 payment was made to each Subaccount at the beginning of the period shown, that no further payments were made, that any distributions from the corresponding Portfolio of the Funds were reinvested, and that the Contractholder surrendered the Contract for cash, rather than electing


                                     (11)
commencement of annuity benefits in the form of one of the Settlement Options available, at the end of the period shown. The average annual total return percentages shown in the table reflect the historical rates of return, deductions for all charges, expenses, and fees of both the Funds (including the Investment Adviser Fees described in the Prospectus (see "Investment Adviser Fee" beginning at page 23) and the Variable Account which would be imposed on the payment assumed, including a contingent deferred sales (Surrender) charge imposed as a result of the full surrender and a deduction for the Annual Contract Charge imposed on each Contract Anniversary and upon full surrender and allocated to each Subaccount in the proportion that the total value of that Subaccount bore to the total value of the Variable Account at the end of the period indicated.


                                     (12)

                            MONY VARIABLE ACCOUNT A


                     HYPOTHETICAL HISTORICAL TOTAL RETURN


                   (assuming $1,000 payment at beginning of
                    period and Contract continues in force)





                                                                                    For the
                                                                                  Period Since
                                          For the       For the       For the      Inception
                                        1 Year Ended 5 Years Ended 10 Years Ended   Through
                                        December 31, December 31,   December 31,  December 31,
Subaccount                                  2001         2001           2001          2001
----------                              ------------ ------------- -------------- ------------
Alger American Balanced................     -3.17%       12.75%        10.59%          9.45%
Alger American MidCap Growth...........     -7.72%       13.61%          N/A          17.32%
Enterprise Small Company Growth........     -5.05%         N/A           N/A          16.54%
Enterprise Small Company Value.........      3.93%       14.73%        12.96%         13.11%
Enterprise Equity Income...............    -11.89%         N/A           N/A          -0.56%
Enterprise Global Socially Responsive..       N/A          N/A           N/A            N/A
Enterprise Growth......................    -13.72%         N/A           N/A           0.54%
Enterprise Growth & Income.............    -13.02%         N/A           N/A           1.71%
Enterprise Managed.....................    -12.28%        4.42%        11.00%         13.23%
Enterprise Multi-Cap Growth............    -18.01%         N/A           N/A          22.11%
Enterprise Total Return................       N/A          N/A           N/A            N/A
INVESCO VIF--Financial Services........    -11.00%         N/A           N/A           8.84%
INVESCO VIF--Health Sciences...........    -13.67%         N/A           N/A          13.33%
INVESCO VIF--Telecommunications........    -54.59%         N/A           N/A         -23.51%
Janus Aspen Series Capital Appreciation    -22.70%         N/A           N/A          16.24%
Janus Aspen Series Flexible Income.....      6.37%        5.89%          N/A           6.78%
Janus Aspen Series International Growth    -24.22%        8.92%          N/A          12.04%
Lord Abbett Bond-Debenture.............      3.54%        3.66%         6.62%          8.20%
Lord Abbett Growth and Income..........     -7.92%       10.74%        12.69%         12.66%
Lord Abbett Mid-Cap Value..............      6.68%         N/A           N/A          22.03%
MFS Mid Cap Growth.....................    -18.61%         N/A           N/A         -13.45%
MFS New Discovery......................     -6.20%         N/A           N/A          13.16%
MFS Total Return.......................     -1.03%        8.93%          N/A          11.77%
MFS Utilities..........................    -25.19%        9.14%          N/A          13.32%
MONY Series Fund Government Securities.      5.22%        4.81%         4.54%          5.08%
MONY Series Fund Long Term Bond........      4.92%        5.87%         6.56%          8.39%
PBHG Mid-Cap Value.....................      6.62%         N/A           N/A          22.29%
PBHG Select Value......................      0.43%         N/A           N/A          14.84%
PIMCO Global Bond......................       N/A          N/A           N/A            N/A
PIMCO Real Return Bond.................      6.86%         N/A           N/A           8.44%
PIMCO StocksPlus Growth and Income.....    -12.57%         N/A           N/A           4.39%
Morgan Stanley Universal Institutional
  Emerging Markets Equity..............     -7.68%       -4.51%          N/A          -4.77%
Morgan Stanley Universal Institutional
  Global Value Equity..................     -8.18%         N/A           N/A           6.65%
Morgan Stanley Universal Institutional
  U.S. Real Estate.....................      8.45%         N/A           N/A           6.95%








   The table above reflects the same assumptions and results as the table appearing on page (11), except that no contingent deferred sales (surrender) charge has been deducted. The data reflected in the table above reflect the total return a Contractholder would have received during that period if he did not surrender his Contract.




                                     (13)

   The yield shown reflects deductions for all charges, expenses, and fees of both the Funds and the Variable Account other than the contingent deferred sales (surrender) charge. The surrender charge will not exceed 7% of total Purchase Payments made in the Contract Year of surrender and the preceding 7 Contract Years.



                             FINANCIAL STATEMENTS

   The audited financial statements of the Company are set forth herein.

   The financial statements of the Company have been audited by PricewaterhouseCoopers LLP. The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Policies.

                                     (14)

            FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                                       Page
                                                                                                                       ----
With respect to MONY Variable Account A
No financial statements for MONY Variable Account A are included because although the MONY Variable Account A commenced operations in 1990, the subaccounts available to policyholders had not commenced operations as of
  December 31, 2001.
With respect to MONY Life Insurance Company
 Unaudited interim condensed consolidated balance sheets as of September 30, 2001 and December 31, 2000...............  F-2
 Unaudited interim condensed consolidated statements of income and comprehensive income for the three-month periods ended September 30, 2001 and 2000..................................................................................  F-3
 Unaudited interim condensed consolidated statements of income and comprehensive income for the nine-month periods ended September 30, 2001 and 2000..................................................................................  F-4
 Unaudited interim condensed consolidated statement of changes in shareholder's equity for the nine-month period ended
   September 30, 2001.................................................................................................  F-5
 Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended September 30,
   2001 and 2000......................................................................................................  F-6
 Notes to unaudited interim condensed consolidated financial statements...............................................  F-7
 Report of Independent Accountants.................................................................................... F-18
 Consolidated balance sheets as of December 31, 2000 and 1999......................................................... F-19
 Consolidated statements of income and comprehensive income for the years ended December 31, 2000, 1999 and 1998...... F-20
 Consolidated statements of changes in shareholder's equity for the years ended December 31, 2000, 1999 and 1998...... F-21
 Consolidated statements of cash flows for the years ended December 31, 2000, 1999 and 1998........................... F-22
 Notes to consolidated financial statements........................................................................... F-24

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



            UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS



                As of September 30, 2001 and December 31, 2000



                                                                            September 30, December 31,
                                                                                2001          2000
                                                                            ------------- ------------
                                                                                 ($ in millions)
                                  ASSETS
Investments:
 Fixed maturity securities available-for-sale, at fair value...............   $ 6,787.5    $ 6,693.0
 Equity securities available-for-sale, at fair value.......................       308.7        328.6
 Mortgage loans on real estate.............................................     1,814.5      1,754.7
 Policy loans..............................................................     1,244.8      1,264.6
 Real estate to be disposed of.............................................       167.7        171.3
 Real estate held for investment...........................................        56.1         40.7
 Other invested assets.....................................................       142.1        100.0
                                                                              ---------    ---------
                                                                               10,521.4     10,352.9
                                                                              ---------    ---------
Cash and cash equivalents..................................................       436.3        499.5
Accrued investment income..................................................       193.1        188.8
Amounts due from reinsurers................................................       591.5        598.0
Premiums receivable........................................................        12.6         13.6
Deferred policy acquisition costs..........................................     1,152.8      1,209.7
Other Assets...............................................................       552.6        544.0
Assets transferred in Group Pension Transaction (Note 5)...................     4,811.8      4,927.7
Separate account assets....................................................     4,767.0      5,868.1
                                                                              ---------    ---------
       Total assets........................................................   $23,039.1    $24,202.3
                                                                              =========    =========
                   LIABILITIES AND SHAREHOLDERS' EQUITY
Future policy benefits.....................................................   $ 7,844.6    $ 7,794.5
Policyholders' account balances............................................     2,265.2      2,191.3
Other policyholders' liabilities...........................................       302.7        295.9
Amounts due to reinsurers..................................................        74.6         85.6
Accounts payable and other liabilities.....................................       572.4        631.6
Short term debt............................................................                     52.3
Long term debt.............................................................       216.9        217.0
Current federal income taxes payable.......................................       105.4        120.4
Deferred Federal Income Taxes..............................................       147.0         24.7
Liabilities transferred in Group Pension Transaction (Note 4)..............     4,742.3      4,897.2
Separate account liabilities...............................................     4,764.3      5,865.3
                                                                              ---------    ---------
       Total liabilities...................................................    21,035.4     22,175.8
                                                                              ---------    ---------
Commitments and contingencies (Note 5)
Common stock, $1.0 par value; 2.5 million shares authorized and outstanding         2.5          2.5
Capital in excess of par...................................................     1,628.6      1,628.6
Retained earnings..........................................................       310.7        382.4
Accumulated other comprehensive income.....................................        61.9         13.0
                                                                              ---------    ---------
       Total shareholders' equity..........................................     2,003.7      2,026.5
                                                                              ---------    ---------
       Total liabilities and shareholders' equity..........................   $23,039.1    $24,202.3
                                                                              =========    =========



See accompanying notes to unaudited interim condensed consolidated financial statements.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE
                                    INCOME



         For the Three-month Periods Ended September 30, 2001 and 2000



                                                          2001    2000
                                                         ------  ------
                                                         ($ in millions)
Revenues:
Premiums................................................ $162.0  $162.5
Universal life and investment-type product policy fees..   50.1    51.2
Net investment income...................................  169.6   225.5
Net realized gains on investments.......................    0.5    22.9
Group Pension Profits (Note 4)..........................    8.0    10.8
Other income............................................   31.3    52.3
                                                         ------  ------
                                                          421.5   525.2
                                                         ------  ------
Benefits and Expenses:
Benefits to policyholders...............................  203.9   194.0
Interest credited to policyholders' account balances....   27.9    28.9
Amortization of deferred policy acquisition costs.......   32.9    30.7
Dividends to policyholders..............................   54.5    61.0
Other operating costs and expenses......................  100.6   109.4
                                                         ------  ------
                                                          419.8   424.0
                                                         ------  ------
(Loss)/Income before income taxes and extraordinary item    1.7   101.2
Income tax benefit/(expense)............................   (2.3)  (33.6)
                                                         ------  ------
(Loss)/Income before extraordinary item.................   (0.6)   67.6
Extraordinary loss, net of tax..........................     --     1.0
                                                         ------  ------
Net (loss)/income.......................................   (0.6)   66.6
Other comprehensive income, net.........................   52.9    34.7
                                                         ------  ------
Comprehensive income.................................... $ 52.3  $101.3
                                                         ======  ======




See accompanying notes to unaudited interim condensed consolidated financial statements.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES


UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE
                                    INCOME



         For the Nine-month Periods Ended September 30, 2001 and 2000



                                                             2001             2000
                                                           --------         --------
                                                       ($ in millions, except share data
                                                            and per share amounts)
Revenues:
Premiums.............................................. $  500.5          $  504.0
Universal life and investment-type product policy fees    152.1             157.0
Net investment income.................................    534.7             808.3
Net realized gains on investments.....................      6.0              32.6
Group Pension Profits (Note 4)........................     27.2              29.0
Other income..........................................    125.7             174.0
                                                           --------         --------
                                                        1,346.2           1,704.9
                                                           --------         --------
Benefits and Expenses:
Benefits to policyholders.............................    596.1             577.1
Interest credited to policyholders' account balances..     83.2              83.1
Amortization of deferred policy acquisition costs.....     98.4             105.4
Dividends to policyholders............................    169.7             170.9
Other operating costs and expenses....................    332.4             383.0
                                                           --------         --------
                                                        1,279.8           1,319.5
                                                           --------         --------
Income before income taxes and extraordinary item.....     66.4             385.4
Income tax expense....................................     23.1             131.3
                                                           --------         --------
Income before extraordinary item......................     43.3             254.1
Extraordinary loss, net of tax........................       --             (37.7)
                                                           --------         --------
Net income............................................     43.3             216.4
Other comprehensive income, net.......................     48.9               8.9
                                                           --------         --------
Comprehensive income.................................. $   92.2          $  225.3
                                                           ========         ========




See accompanying notes to Unaudited interim condensed consolidated financial statements.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS'
                                    EQUITY



                  Nine-month Period Ended September 30, 2001



                                                           Accumulated
                                      Capital In              Other         Total
                               Common Excess of  Retained Comprehensive Shareholders'
                               Stock     Par     Earnings    Income        Equity
                               ------ ---------- -------- ------------- -------------
                                                  ($ in millions)
Balance, December 31, 2000....  $2.5   $1,628.6  $ 382.4      $13.0       $2,026.5
Dividend Payable..............                    (115.0)                   (115.0)
Comprehensive income:
 Net income...................                      43.3                      43.3
 Other comprehensive income(1)                                 48.9           48.9
                                                              -----       --------
Comprehensive income..........                                                92.2
                                ----   --------  -------      -----       --------
Balance, September 30, 2001...  $2.5   $1,628.6  $ 310.7      $61.9       $2,003.7
                                ====   ========  =======      =====       ========






See accompanying notes to unaudited interim condensed consolidated financial statements.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



       UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS



             Nine-month Periods Ended September 30, 2001 and 2000



                                                                                                   2001      2000
                                                                                                 --------  ---------
                                                                                                   ($ in millions)
Net cash (used in)/provided by operating activities............................................. $  (38.6) $   (26.8)
Cash flows from investing activities:
Sales, maturities or repayment of:
 Fixed maturities securities....................................................................  1,027.9      815.9
 Equity securities..............................................................................     36.8      318.2
 Mortgage loans on real estate..................................................................    201.1      418.5
 Real estate....................................................................................     15.9      102.8
 Policy loans, net..............................................................................     19.8        8.2
 Other invested assets..........................................................................      3.3        1.6
Acquisitions of investments:
 Fixed maturities securities....................................................................   (877.4)    (783.7)
 Equity securities..............................................................................    (25.0)     (98.2)
 Mortgage loans on real estate..................................................................   (271.3)    (329.3)
 Real estate....................................................................................    (63.7)     (38.4)
 Other invested assets..........................................................................    (36.8)     (37.9)
 Other, net.....................................................................................       --     (150.0)
 Property, plant and equipment, net.............................................................    (27.9)     (28.9)
                                                                                                 --------  ---------
Net cash provided by/(used in) investing activities............................................. $    2.7  $   198.8
                                                                                                 --------  ---------
Cash flows from financing activities:
Issuance of debt................................................................................       --         --
Repayments of debt..............................................................................     (0.1)    (284.3)
Receipts from annuity and universal life policies credited to policyholder's account balances(1)    889.2    1,870.6
Return of policyholder account balances on annuity and universal life policies(1)...............   (775.6)  (1,883.6)
Capital Contribution............................................................................    (25.8)      65.0
Dividends Payable...............................................................................   (115.0)     (75.0)
Long Term Borrowing.............................................................................       --      215.0
                                                                                                 --------  ---------
Net cash (used in) financing activities.........................................................    (27.3)     (92.3)
                                                                                                 --------  ---------
Net (decrease)/increase in cash and cash equivalents............................................    (63.2)      79.7
Cash and cash equivalents, beginning of period..................................................    499.5      343.8
                                                                                                 --------  ---------
Cash and cash equivalents, end of period........................................................ $  436.3  $   423.5
                                                                                                 ========  =========

----------

(1)Includes exchanges to a new FPVA product series.



See accompanying notes to unaudited interim condensed consolidated financial statements.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



    NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS






1. Organization and Description of Business:



   On November 16, 1998, pursuant to its Plan of Reorganization (the "Plan") which was approved by the New York Superintendent of Insurance on the same day (the "Plan Effective Date"), The Mutual Life Insurance Company of New York ("MONY") converted from a mutual life insurance company to a stock life insurance company (the "Demutualization") and became a wholly owned subsidiary of The MONY Group Inc. ("MONY Group"), a Delaware corporation organized on June 24, 1997. In connection with the Plan, MONY established a Closed Block ("Closed Block") to fund the guaranteed benefits and dividends of certain participating insurance policies, and eligible policyholders received cash, policy credits, or shares of common stock of the MONY Group in exchange for their membership interests in MONY. Also, on November 16, 1998, the MONY Group consummated an initial public offering (the "Offering") of approximately 12.9 million shares of its common stock and MONY changed its name to MONY Life Insurance Company. The shares of common stock issued in the Offering are in addition to approximately 34.3 million shares of common stock of the MONY Group distributed to the aforementioned policyholders. As used in these financial statements, the "Company" shall be a reference to MONY Life and its direct and indirect subsidiaries; and the "Transaction" shall be a collective reference to the Plan and Offerings.



   The Company provides life insurance, annuities, mutual funds, brokerage, asset management, business and estate planning, and trust services to individual and institutional clients.



   The Company distributes its products and services primarily through its career agency sales force and various complementary distribution channels. Complementary distribution includes: (i) sales of mutual funds by Enterprise Capital Management, a Company subsidiary, through third-party broker dealers,
(ii) sales of Protection Products sold by U.S. Financial Life Insurance Company ("USFL"), also a Company subsidiary, through brokerage general agencies, (iii) sales of corporate-owned life insurance ("COLI") products by the Company's corporate marketing team and (iv) sales of a variety of financial products and services through the Company's Trusted Securities Advisors Corp. subsidiary. The Company primarily sells its products in all 50 of the United States, the District of Columbia and the Commonwealth of Puerto Rico.



2. Summary of Significant Accounting Policies:



  Basis of Presentation



   The accompanying unaudited interim condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. In the opinion of management these statements include all normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows of the Company for the periods presented in conformity with GAAP. These statements should be read in conjunction with the consolidated financial statements of the MONY Group for the year ended December 31, 2000, which are presented in MONY Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 ("MONY Group's 2000 Annual Report"). The results of operations for the three-month and nine-month period ended September 30, 2001 are not necessarily indicative of the results to be expected for the full year. Certain reclassifications have been made in the amounts presented for the comparative prior periods to conform those periods to the current presentation.



  New Accounting Pronouncements



   On December 26, 2000 the American Institute of Certified Public Accountants issued Statement of Position 00-3, Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies and For Certain Long-Duration Participating Contracts ("SOP 00-3"). SOP 00-3 provides guidance with respect to accounting for Demutualizations and requires, among other things, that (i) Closed Block assets, liabilities, revenues, and expenses should be displayed in financial statements combined with all other assets, liabilities, revenues, and expenses outside the Closed Block, and (ii) Demutualization

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)



expenses be classified as a single line item within income from continuing operations. The guidance in SOP 00-3 requires restatement of financial statements presented for years prior to its issuance and is effective for fiscal years beginning after December 15, 2000, except as it pertains to demutualization expenses which was effective immediately upon its issuance. The financial statements herein reflect the adoption of SOP 00-3. Accordingly, the consolidated statements of income and comprehensive income and balance sheets presented herein for the three-month and nine-month periods ended September 30, 2000 have been restated from those previously reported in the prior year to conform the presentation thereof to that required by SOP 00-3.





   In the first quarter of 2001, the Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based on the hedge relationship, if any, that exists. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133, are required to be reported in earnings. SFAS 133, is effective for all fiscal quarters of the fiscal years beginning after June 15, 2000. SFAS 133 did not have a significant affect on the Company's financial position or results of operations.



   In September 2000, the FASB issued SFAS No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, a replacement of SFAS No. 125 ("SFAS 140"). SFAS No. 140 specifies the accounting and reporting requirements for securitizations and other transfers of financial assets and collateral, recognition and measurement of servicing assets and liabilities and the extinguishment of liabilities. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and is to be applied prospectively with certain exceptions. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Adoption of the new requirements did not have a significant impact on the Company's consolidated financial position or results of operations.



   In July 2001, the FASB issued SFAS No. 141, Business Combinations ("SFAS 141"). SFAS 141 addresses the financial accounting and reporting for all business combinations. This statement requires that all business combinations be accounted for under the purchase method of accounting and abolishes the use of the pooling-of-interest method, requires separate recognition of intangible assets that can be identified and named, and expands required disclosures. All of the Company's past business combinations have been accounted for under the purchase accounting method. The provisions of this statement apply to all business combinations initiated after June 30, 2001. This statement has no effect on the financial position or results of operations of the Company.



   In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). This statement addresses (i) how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition and (ii) how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS 142, Company's will no longer amortize goodwill on a straight-line basis over a predetermined period of time. SFAS 142 requires companies to evaluate recoverability of goodwill at least annually, and more frequently if events and circumstances indicate that goodwill may not be recoverable. FAS 142 requires amortization of identified intangibles with finite useful lives over their expected useful lives. This statement is effective for fiscal years beginning after December 15, 2001. The Company is in the process of evaluating the effect of SFAS 142 on its financial position and results of operations, but does not expect it to have an adverse material effect.



3. Segment Information:



   For management and reporting purposes, the Company's business is organized in two principal operating segments, the "Protection Products" segment and the "Accumulation Products" segment. Substantially all of the Company's other business activities are combined and reported in the "Other Products" segment.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)




   Products comprising the Protection Products segment primarily include a wide range of insurance products, including: whole life, term life, universal life, variable universal life, corporate-owned life insurance, last survivor whole life, last survivor universal life, last survivor variable universal life, group universal life and special-risk products. In addition, included in the protection products segment are: (i) the assets and liabilities transferred pursuant to the Group Pension Transaction, as well as the Group Pension Profits derived therefrom (see Note 4), (ii) the Closed Block assets and liabilities, as well as all the related revenues and expenses relating thereto.



   The Accumulation Products segment primarily includes flexible premium variable annuities, single premium deferred annuities, single premium immediate annuities, proprietary mutual funds, investment management services, and certain other financial services products.



   The Company's Other Products segments primarily consists of an insurance brokerage operation, a securities broker-dealer and certain lines of insurance business no longer written by the Company (the "run-off businesses"). The insurance brokerage operation provides the Company's career agency sales force with access to variable life, annuity, small group health and specialty insurance products written by other carriers to meet the insurance and investment needs of its customers. MSC is a securities broker dealer that transacts customer trades primarily in securities and mutual funds. In addition to selling the Company's Protection and Accumulation Products, MSC provides the Company's career agency distribution system access to other non-proprietary investment products (including stocks, bonds, limited partnership interests, tax-exempt unit investment trusts and other investment securities). The run off businesses primarily consist of group life and health business as well as group pension business that was not included in the Group Pension Transaction (see
Note 4).



   Amounts reported as "reconciling amounts" in the table below primarily relate to: (i) contracts issued by the Company relating to its employee benefit plans and, (ii) assets, liabilities, revenues and expenses of the MONY Group.



   Set forth in the following table is certain financial information with respect to the Company's operating segments as well as amounts not allocated to the segments as of September 30, 2001 and December 31, 2000 and for each of the three-month and nine-month periods ended September 30, 2001 and 2000.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)




                     Segment Summary Financial Information



                                                                         For the        For the
                                                                       Three-month    Nine-month
                                                                      Periods Ended  Periods Ended
                                                                      September 30,  September 30,
                                                                      -------------- -------------
                                                                       2001    2000   2001   2000
                                                                      ------  ------ ------ ------
                                                                            ($ in millions)
Premiums:
Protection Products.................................................. $159.1  $160.3 $490.5 $497.2
Accumulation Products................................................    1.0      --    3.4    0.4
Other Products.......................................................    1.9     2.2    6.6    6.4
                                                                      ------  ------ ------ ------
                                                                      $162.0  $162.5 $500.5 $504.0
                                                                      ======  ====== ====== ======
Universal life and investment-type product policy fees:
Protection Products.................................................. $ 38.4  $ 33.8 $110.0 $102.3
Accumulation Products................................................   12.5    17.3   42.0   53.8
Other Products.......................................................   (0.8)    0.1    0.1    0.9
                                                                      ------  ------ ------ ------
                                                                      $ 50.1  $ 51.2 $152.1 $157.0
                                                                      ======  ====== ====== ======
Net investment income and net realized gains (losses) on investments:
Protection Products.................................................. $139.4  $197.9 $442.9 $657.6
Accumulation Products................................................   18.7    30.4   59.2  106.6
Other Products.......................................................    4.0    17.7   17.3   63.9
Reconciling amounts..................................................    8.0     6.9   21.3   12.8
                                                                      ------  ------ ------ ------
                                                                      $170.1  $252.9 $540.7 $840.9
                                                                      ======  ====== ====== ======
Other income: (1)
Protection Products.................................................. $  2.3  $ 15.6 $ 27.9 $ 46.7
Accumulation Products................................................   23.5    29.8   76.7   92.5
Other Products.......................................................   12.9    16.2   43.9   60.3
Reconciling amounts..................................................    0.6     1.5    4.4    3.5
                                                                      ------  ------ ------ ------
                                                                      $ 39.3  $ 63.1 $152.9 $203.0
                                                                      ======  ====== ====== ======
Amortization of deferred policy acquisition costs:
Protection Products.................................................. $ 25.7  $ 23.9 $ 80.9 $ 84.0
Accumulation Products................................................    7.2     6.8   17.5   21.4
                                                                      ------  ------ ------ ------
                                                                      $ 32.9  $ 30.7 $ 98.4 $105.4
                                                                      ======  ====== ====== ======
Benefits to policyholders: (2)
Protection Products.................................................. $206.8  $196.8 $604.2 $581.6
Accumulation Products................................................   17.7    16.4   50.1   53.4
Other Products.......................................................    5.7     7.8   18.6   19.5
Reconciling amounts..................................................    1.6     1.9    6.4    5.7
                                                                      ------  ------ ------ ------
                                                                      $231.8  $222.9 $679.3 $660.2
                                                                      ======  ====== ====== ======

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)



                                              For the       For the
                                            Three-month    Nine-month
                                           Periods Ended Periods Ended
                                           September 30, September 30,
                                           ------------- --------------
                                           2001    2000   2001    2000
                                           -----  ------ ------  ------
                                                 ($ in millions)
        (Loss)/Income before income taxes:
        Protection Products............... $ 8.6  $ 68.1 $ 56.0  $262.2
        Accumulation Products.............   0.7    27.7   25.6    90.2
        Other Products....................  (8.5)    3.5  (15.1)   32.9
        Reconciling amounts...............   0.9     1.9   (0.1)    0.1
                                           -----  ------ ------  ------
                                           $ 1.7  $101.2 $ 66.4  $385.4
                                           =====  ====== ======  ======



                                                As of        As of
                                            September 30, December 31,
                                                2001          2000
                                            ------------- ------------
                                                 ($ in millions)
         Assets: (3)
         Protection Products (4)...........   $16,316.9    $16,239.1
         Accumulation Products.............     4,716.1      5,593.5
         Other Products....................       961.6      1,060.7
         Reconciling amounts...............     1,044.5      1,309.0
                                              ---------    ---------
                                              $23,039.1    $24,202.3
                                              =========    =========
         Deferred policy acquisition costs:
         Protection Products...............   $ 1,013.7    $ 1,064.3
         Accumulation Products.............       139.1        145.4
                                              ---------    ---------
                                              $ 1,152.8    $ 1,209.7
                                              =========    =========
         Policyholders liabilities:
         Protection Products (5)...........   $10,368.4    $10,290.7
         Accumulation Products.............     1,075.3      1,060.0
         Other Products....................       370.4        381.4
         Reconciling amounts...............        17.4         17.7
                                              ---------    ---------
                                              $11,831.5    $11,749.8
                                              =========    =========
         Separate account liabilities: (3)
         Protection Products (6)...........   $ 3,809.5    $ 3,939.5
         Accumulation Products.............     3,161.2      4,072.9
         Other Products....................       429.9        499.5
         Reconciling amounts...............       661.0        770.1
                                              ---------    ---------
                                              $ 8,061.6    $ 9,282.0
                                              =========    =========

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)


----------

(1)Includes Group Pension Profits revenues and other income.


(2)Includes benefits to policyholders and interest credited to policyholders' account balances.


(3)Each segment includes separate account assets in an amount equal to the corresponding liability reported.


(4)Includes assets transferred in the Group Pension Transaction of $4,811.8 million and $4,927.7 million as of September 30, 2001 and December 31, 2000, respectively (see Note 4).


(5)Includes policyholder liabilities transferred in the Group Pension Transaction of $1,418.9 million and $1,468.1 million as of September 30, 2001 and December 31, 2000, respectively (see Note 4).


(6)Includes separate account liabilities transferred in the Group Pension Transaction of $3,297.2 million and $3,416.7 million as of September 30, 2001 and December 31, 2000 respectively (see Note 4).



   The following is a summary of premiums and universal life and investment-type product policy fees by product for the three and nine-month periods ended September 30, 2001 and 2000, respectively.



                                                        Three-month Period   Nine-month Period
                                                        Ended September 30, Ended September 30,
                                                        ------------------- -------------------
                                                          2001       2000     2001      2000
                                                         ------     ------   ------    ------
                                                                    ($ in millions)
Premiums:
Individual life........................................ $159.0     $160.2   $490.2    $496.8
Group insurance........................................    1.9        2.2      6.6       6.4
Disability income insurance............................    0.1        0.1      0.3       0.4
Other..................................................    1.0        0.0      3.4       0.4
                                                         ------     ------   ------    ------
       Total........................................... $162.0     $162.5   $500.5    $504.0
                                                         ======     ======   ======    ======
Universal life and investment-type product policy fees:
Universal life......................................... $ 18.1     $ 16.9   $ 53.8    $ 50.8
Variable universal life................................   17.9       14.3     49.1      43.2
Group universal life...................................    2.4        2.6      7.1       8.3
Individual variable annuities..........................   12.5       17.3     42.0      53.8
Individual fixed annuities.............................   (0.8)       0.1      0.1       0.9
                                                         ------     ------   ------    ------
       Total........................................... $ 50.1     $ 51.2   $152.1    $157.0
                                                         ======     ======   ======    ======



4. The Group Pension Transaction:



   The following sets forth certain summarized financial information relating to the Group Pension Transaction (as defined in the notes to the audited consolidated financial statements included in MONY Group's 2000 Annual Report) as of and for the periods indicated, including information regarding: (i) the general account assets transferred to support the existing deposits in the Group Pension Transaction (such assets hereafter referred to as the "AEGON Portfolio"), (ii) the transferred separate account assets and liabilities, and
(iii) the components of revenue and expense comprising the Group Pension Profits (as defined in the notes to the audited consolidated financial statements included in MONY Group's 2000 Annual Report):

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)



                                                                                                     As of        As of
                                                                                                 September 30, December 31,
                                                                                                     2001          2000
                                                                                                 ------------- ------------
                                                                                                      ($ in millions)
Assets:
General Account
 Fixed Maturities: available for sale, at estimated fair value (amortized cost; $1,375.4 million
   and $1,420.8 million, respectively)..........................................................   $1,413.9      $1,419.0
 Mortgage loans on real estate..................................................................       28.7          47.5
 Cash and cash equivalents......................................................................       49.9          18.5
 Accrued investment income......................................................................       22.1          26.0
                                                                                                   --------      --------
   Total general account assets.................................................................    1,514.6       1,511.0
Separate account assets.........................................................................    3,297.2       3,416.7
                                                                                                   --------      --------
       Total assets.............................................................................   $4,811.8      $4,927.7
                                                                                                   ========      ========
Liabilities:
General Account (1)
 Policyholders' account balances................................................................   $1,418.9      $1,468.1
 Other liabilities..............................................................................       26.2          12.4
                                                                                                   --------      --------
   Total general account liabilities............................................................   $1,445.1      $1,480.5
Separate account liabilities (2)................................................................   $3,297.2      $3,416.7
                                                                                                   --------      --------
       Total Liabilities........................................................................   $4,742.3      $4,897.2
                                                                                                   ========      ========

----------

(1)Includes general account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $72.2 million and $74.2 million as of September 30, 2001 and December 31, 2000, respectively.


(2)Includes separate account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $11.4 million and $14.7 million as of September 30, 2001 and December 31, 2000, respectively.



                                                    For the Three-month For the Nine-month
                                                       Periods Ended      Periods Ended
                                                       September 30,      September 30,
                                                    ------------------- ------------------
                                                      2001      2000      2001     2000
                                                      -----     -----    -----    ------
                                                               ($ in millions)
Revenues:
Product policy fees................................ $ 4.8     $ 7.4     $14.3    $ 19.4
Net investment income..............................  25.0      27.8      78.0      86.2
Net realized gains (losses) on investments.........   1.3       1.0       4.9       1.6
                                                      -----     -----    -----    ------
   Total Revenues..................................  31.1      36.2      97.2     107.2
                                                      -----     -----    -----    ------
Benefits and Expenses:
Interest Credited to policyholders account balances  19.1      21.7      56.2      64.9
Other operating costs and expenses.................   4.0       3.7      13.8      13.3
                                                      -----     -----    -----    ------
   Total benefits and expenses.....................  23.1      25.4      70.0      78.2
                                                      -----     -----    -----    ------
   Group Pension Profits........................... $ 8.0     $10.8     $27.2    $ 29.0
                                                      =====     =====    =====    ======

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)




5. Commitments and Contingencies:



   Since late 1995 a number of purported class actions have been commenced in various state and federal courts against the Company alleging that it engaged in deceptive sales practices in connection with the sale of whole and universal life insurance policies from the early 1980s through the mid 1990s. Although the claims asserted in each case are not identical, they seek substantially the same relief under essentially the same theories of recovery (i.e., breach of contract, fraud, negligent misrepresentation, negligent supervision and training, breach of fiduciary duty, unjust enrichment and violation of state insurance and/or deceptive business practice laws). Plaintiffs in these cases seek primarily equitable relief (e.g., reformation, specific performance, mandatory injunctive relief prohibiting the Company from canceling policies for failure to make required premium payments, imposition of a constructive trust and creation of a claims resolution facility to adjudicate any individual issues remaining after resolution of all class-wide issues) as opposed to compensatory damages, although they also seek compensatory damages in unspecified amounts. The Company has answered the complaints in each action (except for one being voluntarily held in abeyance). The Company has denied any wrongdoing and has asserted numerous affirmative defenses.



   On June 7, 1996, the New York State Supreme Court certified one of those cases, Goshen v. The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America (now known as DeFilippo, et al v. The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America), the first of the class actions filed, as a nationwide class consisting of all persons or entities who have, or at the time of the policy's termination had, an ownership interest in a whole or universal life insurance policy issued by MONY and sold on an alleged "vanishing premium" basis during the period January 1, 1982 to December 31, 1995. On March 27, 1997, MONY filed a motion to dismiss or, alternatively, for summary judgment on all counts of the complaint. All of the other putative class actions have been consolidated and transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the District of Massachusetts and/or are being held in abeyance pending the outcome of the Goshen case.



   On October 21, 1997, the New York State Supreme Court granted MONY's motion for summary judgment and dismissed all claims filed in the Goshen case against MONY. On December 20, 1999, the New York State Court of Appeals affirmed the dismissal of all but one of the claims in the Goshen case (a claim under New York's General Business Law), which has been remanded back to the New York State Supreme Court for further proceedings consistent with the opinion. The New York State Supreme Court has subsequently reaffirmed that, for purposes of the remaining New York General Business Law claim, the class is now limited to New York purchasers only, and has further held that the New York General Business Law claims of all class members whose claims accrued prior to November 29, 1992 are barred by the applicable statute of limitations. MONY intends to defend itself vigorously against the sole remaining claim. There can be no assurance, however, that the present litigation relating to sales practices will not have a material adverse effect on MONY.



   On November 16, 1999, The MONY Group Inc. and MONY Life Insurance Company were served with a complaint in an action entitled Calvin Chatlos, M.D., and Alvin H. Clement, On Behalf of Themselves And All Others Similarly Situated v. The MONY Life Insurance Company, The MONY Group Inc., and Neil D. Levin, Superintendent, New York Department of Insurance, filed in the United States District Court for the Southern District of New York. The action purports to be brought as a class action on behalf of all individuals who had an ownership interest in one or more in-force life insurance policies issued by MONY Life Insurance Company as of November 16, 1998. The complaint alleges that (i) the New York Superintendent of Insurance, Neil D. Levin, violated Section 7312 of the New York Insurance Law by approving the plan of demutualization, which plaintiffs claim was not fair and adequate, primarily because it allegedly failed to provide for sufficient assets for the mechanism established under the plan to preserve reasonable dividend expectations of the Closed Block, and (ii) MONY violated Section 7312 by failing to develop and submit to the Superintendent a plan of demutualization that was fair and adequate. The plaintiffs seek equitable relief in the form of an order vacating and/or modifying the Superintendent's order approving the plan of demutualization and/or directing the Superintendent to order MONY to increase the assets in the Closed Block, as well as unspecified monetary damages, attorneys' fees and other relief.



   In early January 2000, MONY and the New York Superintendent wrote to the District Court seeking a pre-motion conference preliminary to the filing of a motion to dismiss the federal complaint on jurisdictional, federal abstention and timeliness grounds

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)



and for failure to state a claim. Following receipt of those letters, plaintiffs' counsel offered voluntarily to dismiss their complaint, and a stipulation and order to that effect was thereafter filed and approved by the court.



   On March 27, 2000, plaintiffs filed a new action in New York State Supreme Court bearing the same caption and naming the same defendants as the previously filed federal action. The state court complaint differs from the complaint previously filed in federal court in two primary respects. First, it no longer asserts a claim for damages against the Superintendent, nor does its prayer for relief seek entry of an order vacating or modifying the Superintendent's decision or requiring the Superintendent to direct MONY to place additional assets into the Closed Block. Rather, it seeks an accounting and an order from the Court directing MONY to transfer additional assets to the Closed Block.



   Second, the new complaint contains claims for breach of contract and fiduciary duty, as well as new allegations regarding the adequacy of the disclosures contained in the Policyholder Information Booklet distributed to policyholders soliciting their approval of the plan of demutualization (which plaintiffs claim violated both the Insurance Law and MONY's fiduciary duties).



   In order to challenge successfully the New York Superintendent's approval of the plan, plaintiffs would have to sustain the burden of showing that such approval was arbitrary and capricious or an abuse of discretion, made in violation of lawful procedures, affected by an error of law or not supported by substantial evidence. In addition, Section 7312 provides that MONY may ask the court to require the challenging party to give security for the reasonable expenses, including attorneys' fees, which may be incurred by MONY or the Superintendent or for which MONY may become liable, to which security MONY shall have recourse in such amount as the court shall determine upon the termination of the action.



   MONY and the Superintendent moved to dismiss the state court complaint in its entirety on a variety of grounds. On April 20, 2001, the New York Supreme Court granted both motions and dismissed all claims against MONY and the Superintendent. On June 29, 2001 plaintiffs filed a Notice of Appeal with the New York Appellate Division, appealing the dismissal of the claims against MONY and the Superintendent. MONY intends to defend itself vigorously against plaintiffs' appeal. There can be no assurance, however, that the present litigation will not have a material adverse effect on MONY.



   In addition to the matters discussed above, the Company is involved in various other legal actions and proceedings (some of which involve demands for unspecified damages) in connection with its business. In the opinion of management of the Company, resolution of contingent liabilities, income taxes and other matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.



   At September 30, 2001, the Company had commitments to contribute capital to its equity partnership investments of $119.4 million and commitments to purchase $76.7 million of private fixed and floating rate maturity securities with interest rates ranging from 4.53% to 8.16%.



   At September 30, 2001, the Company had commitments to issue $6.1 million of fixed rate agricultural loans with periodic interest rate reset dates. The initial interest rates on such loans range from approximately 6.25% to 7.50%. In addition, the Company had commitments to issue $137.5 million of fixed rate and floating rate commercial mortgage loans with interest rates ranging from 5.39% to 8.65%.



   At September 30, 2001, the Company had commitments to issue $14.2 million of mezzanine financing with pay rates ranging from 8.26% to 10.00%.



   In addition, MONY Group maintains a syndicated credit facility with domestic banks aggregating $150.0 million, with a scheduled renewal date in June 2002. In accordance with certain covenants of the facilities, MONY Group is required to maintain a certain statutory tangible net worth and debt to capitalization ratio. The purpose of this facility is to provide additional liquidity for any unanticipated short-term cash needs MONY Group might experience and also to serve as support for MONY Group's $150.0 million commercial paper program which was activated in the third quarter of 2000. MONY Group has complied with all covenants of the facilities, has not borrowed against these lines of credit since their inception, and does not have any commercial paper outstanding as of September 30, 2001.

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)




6. Closed Block:



   The following tables set forth certain summarized financial information relating to the Closed Block, as of and for the periods indicated:



                                                                                                  September 30, December 31,
                                                                                                      2001          2000
                                                                                                  ------------- ------------
                                                                                                       ($ in millions)
Assets:
Fixed Maturities:
 Available for sale, at estimated fair value (amortized cost; $3,625.9 and $3,535.8 respectively)   $3,770.5      $3,543.1
 Mortgage loans on real restate..................................................................      596.1         566.0
 Policy loans....................................................................................    1,162.3       1,183.9
 Cash and cash equivalents.......................................................................      171.3         167.8
 Premiums receivable.............................................................................       10.1          13.6
 Deferred policy acquisition costs...............................................................      433.9         552.6
 Other assets....................................................................................      233.5         224.2
                                                                                                    --------      --------
   Total Closed Block assets.....................................................................   $6,377.7      $6,251.2
                                                                                                    ========      ========
Liabilities:
Future policy benefits...........................................................................   $6,853.0      $6,826.8
Policyholders' account balances..................................................................      291.9         293.3
Other Policyholders' liabilities.................................................................      182.9         173.5
Other liabilities................................................................................      103.0          22.2
                                                                                                    --------      --------
   Total Closed Block liabilities................................................................   $7,430.8      $7,315.8
                                                                                                    ========      ========


                                                     For the Three-month For the Nine-month
                                                        Period Ended       Periods Ended
                                                        September 30,      September 30,
                                                     ------------------- -----------------
                                                       2001      2000      2001      2000
                                                      ------    ------    ------    ------
                                                                ($ in millions)
Revenues:
Premiums............................................ $129.8    $136.0    $397.3    $419.6
Net investment income...............................  100.0      99.2     299.0     294.2
Net realized gains (losses) on investments..........    2.7       2.6       4.7      (4.3)
Other income........................................    0.5       0.6       1.5       1.7
                                                      ------    ------    ------    ------
   Total revenues...................................  233.0     238.4     702.5     711.2
                                                      ------    ------    ------    ------
Benefits and Expenses:
Benefits to policyholders........................... $151.7    $148.0    $445.1    $450.2
Interest credited to policyholders' account balances    2.3       2.2       6.5       6.5
Amortization of deferred policy acquisition cost....   13.9      14.7      46.1      46.6
Dividends to policyholders..........................   53.9      60.4     167.3     169.1
Other operating costs and expenses..................    1.6       2.4       5.7       6.7
                                                      ------    ------    ------    ------
   Total benefits and expenses......................  223.4     227.7     670.7     679.1
                                                      ------    ------    ------    ------
   Contribution from the Closed Block............... $  9.6    $ 10.7    $ 31.8    $ 32.1
                                                      ======    ======    ======    ======

   For the three-month periods ended September 30, 2001 and 2000, there were $0.0 million and $5.6 million in charges for other than temporary impairments on fixed maturities in the Closed Block. For the nine-month period ended September 30, 2001

               THE MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES



NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (continued)



and 2000, there were $4.7 million and $10.1 million, respectively, in charges for other than temporary impairments on fixed maturity securities in the Closed Block.



7. Extraordinary Item and Other Items:



   On March 8, 2000, the MONY Group issued $300.0 million principal amount of senior notes (the "Senior Notes"). The Senior Notes mature on March 15, 2010 and bear interest at 8.35% per annum. The principal amount of the Senior Notes is payable at maturity and interest is payable semi-annually. The net proceeds to the MONY Group from the issuance of the Senior Notes, after deducting underwriting commissions and other expenses (primarily legal and accounting fees), were approximately $296.6 million. Approximately $280.0 million of the net proceeds from the issuance of the Senior Notes was used by the MONY Group to finance the repurchase, on March 8, 2000, by MONY Life of all of its outstanding $115.0 million face amount 9.5% coupon surplus notes, and $116.5 million face amount of its $125.0 million face amount 11.25% coupon surplus notes (hereafter referred to as the "9.5% Notes" and "11.25% Notes", respectively), which were outstanding at December 31, 1999. The balance of the net proceeds from the issuance of the Senior Notes will be used by the MONY Group for general corporate purposes.



   As a result of the repurchase of the 9.5% Notes and substantially all of the 11.25% Notes, the Company recorded a before tax loss of $56.5 million ($36.7 million after tax) during the first quarter of 2000 and $1.6 million ($1.0 million after tax) during the third quarter of 2000. The loss resulted from the premium paid by MONY Life to the holders of the 9.5% Notes and the 11.25% Notes reflecting the excess of their fair value over their carrying value on the Company's books at the date of the transaction of approximately $7.0 million and $51.1 million, respectively. This loss is reported, net of tax, as an extraordinary item on the Company's income statement for the nine-month period ended September 30, 2000.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of MONY Life Insurance Company.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of The MONY Life Insurance Company and Subsidiaries (the "Company"), formerly known as The Mutual Life Insurance Company of New York and subsidiaries, at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

New York, New York
February 8, 2001

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                          December 31, 2000 and 1999

                                                                         2000      1999
                                                                       --------- ---------
                                                                         ($ in millions)
                                ASSETS
Investments:
 Fixed maturity securities available-for-sale, at fair value (Note 12) $ 3,149.9 $ 3,066.7
 Equity securities available-for-sale, at fair value (Note 12)........     328.6     519.8
 Mortgage loans on real estate (Note 13)..............................   1,188.7   1,270.4
 Policy loans.........................................................      80.7      69.1
 Real estate to be disposed of (Note 13)..............................     171.3     300.9
 Real estate held for investment (Note 13)............................      40.7      46.2
 Other invested assets................................................      99.3      37.9
                                                                       --------- ---------
                                                                       $ 5,059.2 $ 5,311.0
                                                                       ========= =========
Cash and cash equivalents.............................................     331.7     232.6
Accrued investment income.............................................      71.7      74.6
Amounts due from reinsurers...........................................     491.6     488.0
Deferred policy acquisition costs.....................................     657.1     558.3
Other assets..........................................................     544.0     365.4
Assets transferred in Group Pension Transaction (Note 10).............   4,927.7   5,109.8
Separate account assets...............................................   5,868.1   6,398.3
Closed Block assets (Note 20).........................................   6,251.2   6,182.1
                                                                       --------- ---------
       Total assets................................................... $24,202.3 $24,720.1
                                                                       ========= =========
                 LIABILITIES AND SHAREHOLDERS' EQUITY
Future policy benefits................................................ $   967.7 $   954.3
Policyholders' account balances.......................................   1,898.0   1,942.9
Other policyholders' liabilities......................................     122.4     120.4
Amounts due to reinsurers.............................................      87.3      83.8
Accounts payable and other liabilities................................     628.1     581.1
Short term debt (Note 16).............................................      52.3      53.4
Long term debt (Note 16)..............................................     217.0     245.4
Current federal income taxes payable..................................     124.7     147.4
Liabilities transferred in Group Pension Transaction (Note 10)........   4,897.2   5,099.1
Separate account liabilities..........................................   5,865.3   6,396.2
Closed Block liabilities (Note 20)....................................   7,315.8   7,303.3
                                                                       --------- ---------
       Total liabilities.............................................. $22,175.8 $22,927.3
                                                                       ========= =========
Commitments and contingencies (Notes 9 and 18)
 Common stock, $0.01 par value; 400 million shares authorized;
   47.2 million shares issued, 46.2 million shares outstanding........ $     2.5 $     2.5
Capital in excess of par..............................................   1,628.6   1,563.6
Retained earnings.....................................................     382.4     256.1
Accumulated other comprehensive income................................      13.0     (29.4)
                                                                       --------- ---------
       Total shareholders' equity.....................................   2,026.5   1,792.8
                                                                       --------- ---------
       Total liabilities and shareholders' equity..................... $24,202.3 $24,720.1
                                                                       ========= =========

         See accompanying notes to consolidated financial statements.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                 Years Ended December 31, 2000, 1999, and 1998

                                                                                      1998
                                                                                   Pro Forma*
                                                         2000     1999      1998   (Unaudited)
                                                       -------- --------  -------- -----------
                                                                   ($ in millions)
Revenues:
Premiums.............................................. $  118.1 $   96.3  $  621.7  $   77.9
Universal life and investment-type product policy fees    205.8    196.3     151.6     151.6
Net investment income (Note 11).......................    575.2    524.9     688.3     361.1
Net realized gains on investments (Note 11)...........     44.5    122.2     168.7     160.9
Group Pension Profits (Note 10).......................     37.1     63.0      56.8      56.8
Other income..........................................    221.1    195.8     162.6     161.3
Contribution from the Closed Block....................     42.8     44.8       5.7      52.2
                                                       -------- --------  --------  --------
                                                        1,244.6  1,243.3   1,855.4   1,021.8
                                                       -------- --------  --------  --------
Benefits and expenses:
Benefits to policyholders.............................    166.9    147.0     679.8     124.4
Interest credited to policyholders' account balances..    101.8    106.6     112.7     105.0
Amortization of deferred policy acquisition costs.....     78.7     70.3     122.0      52.2
Dividends to policyholders............................      2.6      1.9     195.8       3.3
Other operating costs and expenses....................    495.8    536.6     451.7     443.5
Demutualization Expenses..............................       --      2.0      27.2        --
                                                       -------- --------  --------  --------
                                                          845.8    864.4   1,589.2     728.4
                                                       -------- --------  --------  --------
Income before income taxes & extraordinary item.......    398.8    378.9     266.2     293.4
                                                       -------- --------  --------  --------
Income tax expense....................................    134.8    131.4     102.7     102.7
                                                       -------- --------  --------  --------
Income before extraordinary item......................    264.0    247.5     163.5     190.7
                                                       -------- --------  --------  --------
Extraordinary item (Note 4)...........................     37.7       --        --        --
                                                       -------- --------  --------  --------
Net income............................................    226.3    247.5     163.5     190.7
                                                       -------- --------  --------  --------
Other comprehensive income, net (Note 11).............     42.4   (181.8)     34.3
                                                       -------- --------  --------
Comprehensive income.................................. $  268.7 $   65.7  $  197.8
                                                       ======== ========  ========

----------
* The pro forma information gives effect to the transactions referred to in Notes 1 and 22.

         See accompanying notes to consolidated financial statements.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 Years Ended December 31, 2000, 1999, and 1998

                                                                                            Accumulated
                                                                       Capital                 Other         Total
                                                               Common In Excess Retained   Comprehensive Shareholders'
                                                               Stock   of Par   Earnings      Income        Equity
                                                               ------ --------- ---------  ------------- -------------
                                                                                   ($ in millions)
Balance, December 31, 1997....................................                    1,202.5       118.1       1,320.6
Demutualization transaction...................................         1,344.2   (1,357.4)                    (13.2)
Capital Contribution..........................................   2.0     219.9                                221.9
Comprehensive income:
 Net income before demutualization............................                      154.9                     154.9
 Net income after demutualization.............................                        8.6                       8.6
                                                                ----  --------  ---------     -------      --------
 Net income for the year......................................                      163.5                     163.5
 Other comprehensive income:
   Unrealized losses on investments, net of unrealized gains,
     reclassification adjustments, and taxes (Note 11)........                                   31.4          31.4
   Minimum pension liability adjustment.......................                                    2.9           2.9
                                                                                              -------      --------
 Other comprehensive income...................................                                   34.3          34.3
                                                                                                           --------
Comprehensive Income..........................................                                                197.8
                                                                ----  --------  ---------     -------      --------
Balance, December 31, 1998....................................   2.0   1,564.1        8.6       152.4       1,727.1
Comprehensive income:
 Net income...................................................                      247.5                     247.5
 Other comprehensive income:
   Unrealized gains on investments, net of unrealized losses,
     reclassification adjustments, and taxes (Note 11)........                                 (181.8)       (181.8)
Change in number of authorized and outstanding shares.........   0.5      (0.5)
Comprehensive income/(loss)...................................                                                 65.7
                                                                ----  --------  ---------     -------      --------
Balance, December 31, 1999....................................   2.5   1,563.6      256.1       (29.4)      1,792.8
Dividends Payable.............................................                     (100.0)                   (100.0)
Capital Contribution..........................................            65.0                                 65.0
Comprehensive income:
 Net income...................................................                      226.3                     226.3
 Other comprehensive income:
   Unrealized losses on investment, net of unrealized gains,
     reclassifications and adjustments, and taxes (Note 11)...                                   46.2          46.2
Minimum pension liability adjustment..........................                                   (3.8)         (3.8)
                                                                                              -------      --------
Other Comprehensive Income....................................                                   42.4          42.4
                                                                                                           --------
Comprehensive income..........................................                                                268.7
                                                                ----  --------  ---------     -------      --------
Balance, December 31, 2000....................................  $2.5  $1,628.6  $   382.4     $  13.0      $2,026.5
                                                                ====  ========  =========     =======      ========

         See accompanying notes to consolidated financial statements.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Years Ended December 31, 2000, 1999, and 1998

                                                                                   2000     1999      1998
                                                                                  -------  -------  ---------
                                                                                        ($ in millions)
Cash flows from operating activities (see Note 4):
Net income....................................................................... $ 226.4  $ 247.5  $   163.5
Adjustments to reconcile net income to net cash provided by operating activities:
 Interest credited to policyholders' account balances............................    93.1    105.0      110.6
 Universal life and investment-type product policy fee income....................  (127.4)  (143.5)    (123.6)
 Capitalization of deferred policy acquisition costs.............................  (175.0)  (148.8)    (124.5)
 Amortization of deferred policy acquisition costs...............................    78.7     70.3      122.0
 Provision for depreciation and amortization.....................................    33.2     31.5       41.4
 Provision for deferred federal income taxes.....................................    63.4     57.4       11.4
 Net realized gains on investments...............................................   (44.4)  (122.2)    (168.7)
 Non-cash distributions from investments.........................................  (226.7)  (172.8)     (35.1)
 Change in other assets and accounts payable and other liabilities...............   (45.4)   (26.4)     (32.7)
 Change in future policy benefits................................................    13.3     (3.7)     136.2
 Change in other policyholders' liabilities......................................     2.0     15.6       32.9
 Change in current federal income taxes payable..................................     2.3    103.8      (14.9)
 Initial cash transferred to the Closed Block....................................      --       --      (46.9)
 Extraordinary loss on extinguishment of debt....................................    56.8
 Contribution from the Closed Block..............................................   (42.8)   (44.8)      (5.7)
                                                                                  -------  -------  ---------
Net cash (used in)/provided by operating activities.............................. $ (92.5) $ (31.4) $    65.9
                                                                                  -------  -------  ---------
Cash flows from investing activities:
Sales, maturities or repayments of:
 Fixed maturities................................................................ $ 603.0  $ 689.4  $   887.3
 Equity securities...............................................................   514.2    328.1      177.4
 Mortgage loans on real estate...................................................   377.7    132.9      424.4
 Real estate.....................................................................   149.0    350.7      578.3
 Other invested assets...........................................................     1.6     18.7       46.0
Acquisitions of investments:
 Fixed maturities................................................................  (629.3)  (830.0)  (1,479.7)
 Equity securities...............................................................  (127.6)  (152.0)    (230.5)
 Mortgage loans on real estate...................................................  (251.6)  (412.0)    (422.4)
 Real estate.....................................................................   (43.0)   (44.5)     (39.5)
 Other invested assets...........................................................   (53.8)   (20.6)      (2.1)
 Policy loans, net...............................................................   (11.7)    (7.8)     (17.8)
 Other, net......................................................................  (150.0)    60.3        8.8
 Property & equipment, net.......................................................   (54.8)   (22.5)     (30.9)
 Acquisition of subsidiaries, net of cash acquired...............................      --       --      (46.0)
                                                                                  -------  -------  ---------
Net cash provided by/(used in) investing activities.............................. $ 323.7  $  90.7  $  (146.7)
                                                                                  =======  =======  =========

         See accompanying notes to consolidated financial statements.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                 Years Ended December 31, 2000, 1999, and 1998


                                                                                                2000       1999       1998
                                                                                              ---------  ---------  ---------
                                                                                                      ($ in millions)
Cash flows from financing activities:
Issuance of debt............................................................................. $   215.0  $      --  $      --
Repayments of debt...........................................................................    (301.3)     (84.8)     (61.3)
Receipts from annuity and universal life policies credited to policyholders' account balances   2,265.1    1,851.5    1,254.0
Return of policyholders' account balances on annuity policies and universal life policies....  (2,275.9)  (1,863.6)  (1,377.0)
Capital Contribution.........................................................................      65.0         --      22.19
Dividends paid to shareholders...............................................................    (100.0)        --         --
Net cash provided/(used in) by financing activities..........................................    (132.1)     (96.9)      37.6
                                                                                              ---------  ---------  ---------
Net increase/(decrease) in cash and cash equivalents.........................................      99.1      (37.6)     (43.2)
Cash and cash equivalents, beginning of year.................................................     232.6      270.2      313.4
                                                                                              ---------  ---------  ---------
Cash and cash equivalents, end of year....................................................... $   331.7  $   232.6  $   270.2
                                                                                              =========  =========  =========
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes................................................................................. $    93.3  $    20.1  $    97.4
Interest..................................................................................... $    25.6  $    20.3  $    20.3


         See accompanying notes to consolidated financial statements.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of Business:

   On November 16, 1998, pursuant to its Plan of Reorganization (the "Plan") which was approved by the New York Superintendent of Insurance on the same day (the "Plan Effective Date"), The Mutual Life Insurance Company of New York ("MONY") converted from a mutual life insurance company to a stock life insurance company (the "Demutualization") and became a wholly owned subsidiary of The MONY Group Inc., (the "MONY Group" or the "Holding Company"), a Delaware corporation organized on June 24, 1997 for the purpose of becoming the parent holding company of MONY. In connection with the Plan, MONY established a closed block, as more fully discussed in Note 3, to fund the guaranteed benefits and dividends of certain participating insurance policies and eligible policyholders received cash, policy credits, or shares of common stock of the MONY Group in exchange for their membership interests in MONY (see Note 4). Also, on November 16, 1998, the MONY Group consummated an initial public offering (the "Offerings") of approximately 12.9 million shares of its common stock (see Note 4) and MONY changed its name to MONY Life Insurance Company (MONY Life Insurance Company and its subsidiaries are hereafter collectively referred to as "MONY Life"). The shares of common stock issued in the Offerings are in addition to approximately 34.3 million shares of common stock of the MONY Group distributed to the aforementioned eligible policyholders. The Plan and the Offerings are hereafter collectively referred to as the "Transaction." See Note 4. During 1999, the Company increased its number of shares authorized and outstanding from 2.0 million to 2.5 million in order to comply with statutory requirement.

   MONY Life and its subsidiaries (hereafter collectively referred to as the "Company"), is primarily engaged in the business of providing a wide range of life insurance, annuity, and investment products to higher income individuals, particularly family builders, pre-retirees, and small business owners (see Note
5). The Company distributes its products primarily through its career agency sales force and various complementary distribution channels. These include sales of mutual funds sold by Enterprise Capital Management through third-party broker dealers, sales of protection products through brokerage general agencies, sales of corporate-owned life insurance ("COLI") products by the Company's corporate marketing team and sales of a variety of financial products and services through the Company's Trusted Securities Advisors Corp. subsidiary. The Company primarily sells its products in all 50 of the United States, the District of Columbia, the U.S. Virgin Islands, Guam and the Commonwealth of Puerto Rico.

   In 2001, the MONY Group Inc. acquired two new subsidiaries, Advest Group Inc. ("Advest") and Matrix Capital Markets Group ("Matrix").

2. Investment Agreement:

   On December 30, 1997, affiliates of Goldman, Sachs & Co. (the "Investors"), one of the underwriters for the Offerings, entered into an investment agreement with MONY (the "Investment Agreement"), pursuant to which: (i) the Investors purchased, for $115.0 million (the "Consideration"), Surplus Notes issued by MONY (the "MONY Notes") with an aggregate principal amount equal to the Consideration (see Note 16), and (ii) the Investors purchased, for $10.0 million, warrants (the "Warrants") to purchase from the Holding Company (after giving effect to the initial public offering) in the aggregate 7.0% of the fully diluted Common Stock as of the first date following such effectiveness on which shares of Common Stock were first issued to Eligible Policyholders (December 24, 1998).

3. The Closed Block:

   On November 16, 1998, the Company established a closed block (the "Closed Block") of certain participating insurance policies as defined in the Plan (the "Closed Block Business"). In conjunction therewith, the Company allocated assets to the Closed Block expected to produce cash flows which, together with anticipated revenues from the Closed Block Business, are reasonably expected to be sufficient to support the Closed Block Business, including but not limited to, provision for payment of claims and surrender benefits, certain expenses and taxes, and for continuation of current payable dividend scales in effect at the date of Demutualization, assuming the experience underlying such dividend scales continues, and for appropriate adjustments in such

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES scales if the experience changes. The assets allocated to the Closed Block and the aforementioned revenues inure solely to the benefit of the owners of policies included in the Closed Block.

   The assets and liabilities allocated to the Closed Block are recorded in the Company's financial statements at their historical carrying values. The carrying value of the assets allocated to the Closed Block are less than the carrying value of the Closed Block liabilities at the Plan Effective Date. The excess of the Closed Block liabilities over the Closed Block assets at the Plan Effective Date represents the total estimated future post-tax contribution expected to emerge from the operation of the Closed Block, which will be recognized in the Company's income over the period the policies and the contracts in the Closed Block remain in force.

   To the extent that the actual cash flows, subsequent to the Plan Effective Date, from the assets allocated to the Closed Block and the Closed Block Business are, in the aggregate, more favorable than assumed in establishing the Closed Block, total dividends paid to the Closed Block policyholders in future years will be greater than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued. Conversely, to the extent that the actual cash flows, subsequent to the Plan Effective Date, from the assets allocated to the Closed Block and the Closed Block Business are, in the aggregate, less favorable than assumed in establishing the Closed Block, total dividends paid to the Closed Block policyholders in future years will be less than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued. Accordingly, the recognition of the aforementioned estimated future post-tax contribution expected to emerge from the operation of the Closed Block is not affected by the aggregate actual experience of the Closed Block assets and the Closed Block Business subsequent to the Plan Effective Date, except in the unlikely event that the Closed Block assets and the actual experience of the Closed Block Business subsequent to the Plan Effective Date are not sufficient to pay the guaranteed benefits on the Closed Block Policies, in which case the Company will be required to fund any such deficiency from its general account assets outside of the Closed Block.

   In addition, MONY has undertaken to reimburse the Closed Block from its general account assets outside the Closed Block for any reduction in principal payments due on the Series A Notes (which have been allocated to the Closed Block) pursuant to the terms thereof, as described in Note 10. Since the Closed Block has been funded to provide for payment of guaranteed benefits and the continuation of current payable dividends on the policies included therein, it will not be necessary to use general funds to pay guaranteed benefits unless the Closed Block Business experiences very substantial ongoing adverse experience in investment, mortality, persistency or other experience factors. The Company regularly (at least quarterly) monitors the experience from the Closed Block and may make changes to the dividend scale, when appropriate, to ensure that the profits are distributed to the Closed Block policyholders in a fair and equitable manner. In addition, periodically the New York Insurance Department requires the filing of an independent auditor's report on the operations of the Closed Block.

   The results of the Closed Block are presented as a single line item in the Company's statements of income entitled, "Contribution from the Closed Block." Prior to the establishment of the Closed Block the results of the assets and policies comprising the Closed Block were reported in various line items in the Company's income statements, including: premiums, investment income, net realized gains and losses on investments, benefits, amortization of deferred policy acquisition costs, etc. In addition, all assets and liabilities allocated to the Closed Block will be reported in the Company's balance sheet separately under the captions "Closed Block assets" and "Closed Block liabilities", respectively. Accordingly, certain line items in the Company's financial statements subsequent to the establishment of the Closed Block reflect material reductions in reported amounts, as compared to years prior to the establishment of the Closed Block, while having no effect on net income. See Note 4, New Accounting Pronouncements.

   The pre-tax Contribution from the Closed Block includes only those revenues, benefit payments, dividends, premium taxes, state guaranty fund assessments, and investment expenses considered in funding the Closed Block. However, many expenses associated with operating the Closed Block and administering the policies included therein were excluded from and, accordingly, are not funded in the Closed Block. These expenses are reported in the Company's statement of operations, outside of the Contribution from the Closed Block, consistent with how they are funded. Such expenses are reported in the separate line items to which they apply based on the nature of such expenses. Federal income taxes applicable to the Closed Block, which are funded in

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES the Closed Block, are reflected as a component of federal income tax expense in the Company's statement of operations. Since many expenses related to the Closed Block are funded outside the Closed Block, operating costs and expenses outside the Closed Block are disproportionate to the level of business outside the Closed Block.

4. Summary of Significant Accounting Policies:

  Basis of Presentation

   The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management these statements include all normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows of the Company for the periods presented. Actual results could differ significantly from those estimates. The most significant estimates made in conjunction with the preparation of the Company's financial statements include those used in determining (i) deferred policy acquisition costs, (ii) the liability for future policy benefits, and (iii) valuation allowances for mortgage loans and real estate to be disposed of, and impairment writedowns for real estate held for investment and other invested assets. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods to the current presentation.

  Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of the Company and those partnerships in which the Company has a majority voting interest. All significant intercompany accounts and transactions have been eliminated.

   Minority interest related to partnerships that are consolidated, which is included in Accounts Payable and Other Liabilities, amounted to $0.0 million and $17.4 million at December 31, 2000 and 1999, respectively.

  Transaction

   Net proceeds from the Offerings totaled $282.5 million. Approximately $60.6 million of the net proceeds were retained by the MONY Group and the balance of approximately $221.9 million was contributed to MONY Life.

   Of the net proceeds contributed by the MONY Group to MONY Life, approximately $168.2 million is for use by MONY Life in its general operations, approximately $13.2 million was used to fund policy credits required to be credited to Eligible Policyholders pursuant to the Plan, and $40.5 million represents a reimbursement for the estimated after-tax cost of expenses incurred by MONY Life to effect the Demutualization, as required by the New York Insurance Law.

   Of the net proceeds retained by the MONY Group, approximately $2.5 million was used to pay cash to Eligible Policyholders who received cash as described in the Plan (other than pursuant to an expression of a preference to receive cash), $10.0 million is for working capital for the MONY Group, $30.0 million is to be used to pay dividends on the MONY Group's common stock and $18.1 million was used by the MONY Group to pay cash to eligible policyholders pursuant to an expression of a preference to receive cash in accordance with the Plan.

   In connection with the Demutualization on the Plan Effective Date, eligible policyholders received, in the aggregate, approximately $20.6 million of cash, $13.2 million of policy credits and 34.3 million shares of common stock of the MONY Group in exchange for their membership interests in MONY. In conjunction with the Offerings, approximately 12.9 million shares of the common stock of MONY Group were issued at an initial public offering of $23.50 per share. The Demutualization was accounted for as a reorganization. Accordingly, the Company's retained earnings at the Plan Effective Date (net of the aforementioned cash

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES payments and policy credits which were charged directly to retained earnings) were reclassified to "Common stock" and "Capital in excess of par."

   In addition, the capital of the MONY Group includes $10.0 million relating to the Warrants (see Note 2), which as a subsidiary of MONY prior to the Plan Effective Date, was recorded in MONY's consolidated financial statements as minority interest.

  Valuation of Investments and Realized Gains and Losses

   All of the Company's fixed maturity securities are classified as available-for-sale and are reported at estimated fair value. The Company's equity securities are comprised of investments in common stocks and limited partnership interests. The Company's investments in common stocks are classified as available-for-sale and are reported at estimated fair value. The Company accounts for its investments in limited partnership interests in accordance with the equity method of accounting or the cost method of accounting depending upon the Company's percentage of ownership of the partnership and the date it was acquired. In general, partnership interests acquired after May 18, 1995 are accounted for in accordance with the equity method of accounting if the Company's ownership interest exceeds 3 percent, whereas, if the partnership was acquired prior to May 18, 1995, the equity method would be applied only if the Company's ownership interest exceeded 20 percent. In all other circumstances the Company accounts for its investment in limited partnership interests in accordance with the cost method. Unrealized gains and losses on fixed maturity securities and common stocks are reported as a separate component of other comprehensive income, net of deferred income taxes and an adjustment for the effect on deferred policy acquisition costs that would have occurred if such gains and losses had been realized. The cost of fixed maturity securities and common stock is adjusted for impairments in value deemed to be other than temporary. These adjustments are reflected as realized losses on investments. Realized gains and losses on sales of investments are determined on the basis of specific identification.

   Mortgage loans on real estate are stated at their unpaid principal balances, net of valuation allowances. Valuation allowances are established for the excess of the carrying value of a mortgage loan over its estimated fair value when the loan is considered to be impaired. Mortgage loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Estimated fair value is based on either the present value of expected future cash flows discounted at the loan's original effective interest rate, or the loan's observable market price (if considered to be a practical expedient), or the fair value of the collateral if the loan is collateral dependent and if foreclosure of the loan is considered probable. The provision for loss is reported as a realized loss on investment. Loans in foreclosure and loans considered to be impaired, other than restructured loans, are placed on non-accrual status. Interest received on non-accrual status mortgage loans is included in investment income in the period received. Interest income on restructured mortgage loans is accrued at the restructured loans' interest rate.

   Real estate held for investment, as well as related improvements, are generally stated at cost less depreciation. Depreciation is determined using the straight-line method over the estimated useful life of the asset (which may range from 5 to 40 years). Cost is adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, management estimates the future cash flows expected from real estate investments, including the proceeds on disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the real estate, an impairment loss is recognized. Impairment losses are based on the estimated fair value of the real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired in satisfaction of debt is recorded at estimated fair value at the date of foreclosure. Real estate that management intends to sell is classified as "to be disposed of." Real estate to be disposed of is reported at the lower of its current carrying value or estimated fair value less estimated sales costs. Changes in reported values relating to real estate to be disposed of and impairments of real estate held for investment are reported as realized gains or losses on investments.

   Policy loans are carried at their unpaid principal balances. Cash and cash equivalents include cash on hand, amounts due from banks and highly liquid debt instruments with an original maturity of three months or less.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Recognition of Insurance Revenue and Related Benefits

   Premiums from participating and non-participating traditional life, health and annuity policies with life contingencies are recognized as premium income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

   Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenue from these types of products consist of amounts assessed during the period against policyholders' account balances for policy administration charges, cost of insurance and surrender charges and mortality and expense charges on variable contracts. Policy benefits charged to expense include benefit claims incurred in the period in excess of the related policyholders' account balance.

  Deferred Policy Acquisition Costs ("DAC")

   The costs of acquiring new business, principally commissions, underwriting, agency, and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred.

   For participating traditional life policies, DAC is amortized over the expected life of the contracts (30 years) as a constant percentage based on the present value of estimated gross margins expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2000, the expected investment yield for the Closed Block was 7.29% for the year 2000 with subsequent years grading down to an ultimate aggregate yield of 7.12% in year 2013. The expected investment yield was 7.50% for participating traditional life policies issued subsequent to the creation of the Closed Block. Estimated gross margins include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends.

   For universal life products and investment-type products, DAC is amortized over the expected life of the contracts (ranging from 15 to 30 years) as a constant percentage based on the present value of estimated gross profits expected to be realized over the life of the contracts using the initial locked in discount rate. For non-participating term policies, DAC is amortized over the expected life of the contracts (ranging from 10 to 20 years) in proportion to premium revenue recognized. The discount rate for all products is 8%. Estimated gross profits arise principally from investment results, mortality and expense margins and surrender charges.

   DAC is subject to recoverability testing at the time of policy issuance and loss recognition testing at the end of each accounting period. The effect on the amortization of DAC of revisions in estimated experience is reflected in earnings in the period such estimates are revised. In addition, the effect on the DAC asset that would result from the realization of unrealized gains (losses) is recognized through an offset to Other Comprehensive Income as of the balance sheet date.

  Future Policy Benefits and Policyholders' Account Balances

   Future policy benefit liabilities for participating traditional life policies are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Dividend fund interest assumptions range from 2.0 percent to
5.5 percent.

   Policyholders' account balances for universal life and investment-type contracts represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals. The weighted average interest crediting rate for universal life products was approximately 5.9%, 5.6% and 6.0% for the years ended December 31, 2000, 1999, and 1998, respectively. The weighted average interest crediting rate for investment-type products was approximately 4.9%, 5.1% and 5.2% for the years ended December 31, 2000, 1999, and 1998, respectively.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Dividends to Policyholders

   Dividends to policyholders, which are substantially all on the Closed Block Business (see Note 3) are determined annually by the Board of Directors of MONY Life. The aggregate amount of policyholders' dividends is related to actual interest, mortality and morbidity for the year.

  Participating Business

   At December 31, 2000 and 1999, participating business, substantially all of which is in the Closed Block, represented approximately 53.3% and 63.5% of the Company's life insurance in force, and 74.4% and 81.2% of the number of life insurance policies in force, respectively. For each of the years ended December 31, 2000 and 1999, participating business, represented approximately 91.6% and 95.9%, respectively, of life insurance premiums.

  Property, Equipment, and Leasehold Improvements

   Property, equipment and leasehold improvements, which are reported in Other Assets, are stated at cost less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets which generally range from 3 to 40 years. Amortization of leasehold improvements is determined using the straight-line method over the lesser of the unexpired lease term or the estimated useful life of the improvement.

   Accumulated depreciation of property and equipment and amortization of leasehold improvements was $46.7 million and $38.4 million at December 31, 2000 and 1999, respectively. Related depreciation and amortization expense was $18.1 million, $16.6 million, and $11.4 million for the years ended December 31, 2000, 1999, and 1998, respectively.

  Federal Income Taxes

   The Company files a consolidated federal income tax return with its life and non-life affiliates except Sagamore Financial Corporation and its subsidiaries. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

  Reinsurance

   The Company has reinsured certain of its life insurance and investment contracts with other insurance companies under various agreements. Amounts due from reinsurers are estimated based on assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reserve credits. Gains on reinsurance are deferred and amortized into income over the remaining life of the underlying reinsured contracts.

   In determining whether a reinsurance contract qualifies for reinsurance accounting, Statement of Financial Accounting Standards ("SFAS") No. 113 "Accounting and reporting for reinsurance of short-duration and long-duration contracts" requires that there be a "reasonable possibility" that the reinsurer may realize a "significant loss" from assuming insurance risk under the contract. In making this assessment, the Company projects the results of the policies reinsured under the contract under various scenarios and assesses the probability of such results actually occurring. The projected results represent the present value of all the cash flows under the reinsurance contract. The Company generally defines a "reasonable possibility" as having a probability of at least 10%. In assessing whether the projected results of the reinsured business constitute a "significant loss", the Company considers: (i) the ratio of the aggregate projected loss, discounted at an appropriate rate of interest (the "aggregate projected loss"), to an estimate of the reinsurer's investment in the contract, as hereafter defined, and (ii) the ratio of the aggregate projected loss to an estimate of the total premiums to be received by the reinsurer under the contract discounted at an appropriate rate of interest.

   The reinsurer's investment in a reinsurance contract consists of amounts paid to the ceding company at the inception of the contract (e.g. expense allowances and the excess of liabilities assumed by the reinsurer over the assets transferred to the reinsurer

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES under the contract) plus the amount of capital required to support such business consistent with prudent business practices, regulatory requirements, and the reinsurer's credit rating. The Company estimates the capital required to support such business based on what it considers to be an appropriate level of risk-based capital in light of regulatory requirements and prudent business practices.

  Separate Accounts

   Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent that the value of such assets exceeds the separate account liabilities. Investments held in separate accounts and liabilities of the separate accounts are reported separately as assets and liabilities. Substantially all separate account assets are reported at estimated fair value. Investment income and gains or losses on the investments of separate accounts accrue directly to contractholders and, accordingly, are not reflected in the Company's consolidated statements of income and cash flows. Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues.

  Consolidated Statements of Cash Flows -- Non-cash Transactions

   For the years ended December 31, 2000, 1999, and 1998, respectively, real estate of $0.5 million, $27.0 million, and $5.0 million was acquired in satisfaction of debt (including the Closed Block of $22.0 million). At December 31, 2000 and 1999, the Company owned real estate acquired in satisfaction of debt of $41.5 million and $121.0 million, respectively. Other non-cash transactions, which are reflected in the statement of cash flows as a reconciling item from net income to net cash provided by operating activities, consisted primarily of stock distributions from the Company's partnership investments and payment-in-kind for interest due on certain fixed maturity securities.

  Extraordinary Item Repurchase of Surplus Notes

   For the year ended December 31, 2000, the Company reported an extraordinary charge of $37.7 after tax ($58.1 million pre-tax) million. The charge in 2000 represents the cost incurred by the company in connection with the repurchase of the $115.0 million face amount 9.5% coupon surplus notes, and $123.0 million face amount of its $125.0 million face amount 11.25% coupon surplus notes that were outstanding at December 31, 1999.

  Demutualization Expenses

   The charge reflected in 1999 represented expenses incurred in connection with the Company's commission-free sale and purchase program (the "Program") offered to shareholders pursuant to the Plan. The Program commenced August 17, 1999 and ended on November 17, 1999. Pursuant to the Program, shareholders who owned fewer than 100 shares could sell all of their shares or purchase additional shares to round up to 100 shares without incurring commissions. The costs incurred in 1998 primarily included the fees of financial, legal, actuarial and accounting advisors to the Company and to the New York Insurance Department, as well as printing and postage for communication with policyholders incurred in connection with the Demutualization.

  New Accounting Pronouncements

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based on the hedge relationship that exists, if there is one. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133, are required to be reported in earnings. SFAS 133, as amended by SFAS 137, is effective for all fiscal quarters of the fiscal years beginning after June 15, 2000. SFAS 137 delayed the effective date of SFAS 133 by one year. Adoption of this standard will have no material effect on the Company's earnings or financial position.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   On December 26, 2000 the American Institute of Certified Public Accountants issued Statement of Position 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies for Certain Long-Duration Participating Contracts" (SOP 00-3). SOP 00-3 provides guidance with respect to accounting for demutualizations and requires, among other things, that, (i) Closed Block assets, liabilities, revenues, and expenses should be displayed in financial statements combined with all other assets, liabilities, revenues, and expenses outside the Closed Block, and (ii) demutualization expenses be classified as a single line item within income from continuing operations. The guidance in SOP-03 requires restatement of financial statements presented for years prior to its issuance and is effective for fiscal years beginning after December 15, 2000, except as it pertains to demutualization expenses which is effective immediately. Accordingly, the consolidated statements of income and comprehensive income and related per share amounts for 1999 and 1998 have been restated from those reported in the Company's prior year to reflect the reclassification of demutualization expenses and related tax effects of $2.0 million in 1999 and $34.3 million in 1998 from extraordinary items to a separate line item entitled "Demutualization expenses." The adoption of the remaining provisions of this SOP will not have any impact on the Company's financial position or results of operations.

   In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125." SFAS No. 140 specifies the accounting and reporting requirements for securitizations and other transfers of financial assets and collateral, recognition and measurement of servicing assets and liabilities and the extinguishment of liabilities. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and is to be applied prospectively with certain exceptions. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Adoption of the new requirements is not expected to have a significant impact on the Company's consolidated financial position or earnings.

   In December 1999, the staff of the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," which was effective fourth quarter 2000. SAB No. 101 addresses revenue recognition issues; its implementation did not have a material impact on the Company's consolidated financial position or statement of earnings.

5. Segment Information:

   The Company's business activities consist of the following: protection product operations, accumulation product operations, mutual fund operations, securities broker-dealer operations, insurance brokerage operations, and certain insurance lines of business no longer written by the Company (the "run-off businesses"). These business activities represent the Company's operating segments. Except as discussed below, these segments are managed separately because they either provide different products or services, are subject to different regulation, require different strategies, or have different technology requirements.

   Management considers the Company's mutual fund operations to be an integral part of the products offered by the Company's accumulation products segment, since substantially all the mutual funds sold by the Company are offered through, and in conjunction with, the products marketed by the accumulation products segment. Accordingly, for management purposes (including, performance assessment and making decisions regarding the allocation of resources), the Company aggregates its mutual fund operations with its accumulation products segment.

   Of the aforementioned segments, only the protection products segment and the accumulation products segment qualify as reportable segments in accordance with FASB Statement No. 131. All of the Company's other segments are combined and reported in an other products segment.

   Products comprising the protection products segment primarily include a wide range of insurance products, including: whole life, term life, universal life, variable universal life, corporate-owned life insurance, last survivor variable universal life, last survivor universal life, group universal life and special-risk products. In addition, included in the protection products segment are:

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

(i) the assets and liabilities transferred pursuant to the Group Pension Transaction, as well as the Group Pension Profits (see Note 10), (ii) the Closed Block assets and liabilities, as well as the Contribution from the Closed Block and (iii) the Company's disability income insurance business. Products comprising the accumulation products segment primarily include flexible premium variable annuities, single premium deferred annuities, immediate annuities, proprietary mutual funds, investment management services, and certain other financial services products. The Company's other products segment primarily consists of the securities broker-dealer operation, the insurance brokerage operation, and the run-off businesses. The securities broker-dealer operation markets the Company's proprietary investment products and, in addition, provides customers of the Company's protection and accumulation products access to other non-proprietary investment products (including stocks, bonds, limited partnership interests, tax-exempt unit investment trusts and other investment securities). The insurance brokerage operation provides the Company's field agency force with access to life, annuity, small group health and specialty insurance products written by other carriers to meet the insurance and investment needs of its customers. The run-off businesses primarily consist of group life and health business, as well as group pension business that was not included in the Group Pension Transaction (see Note 10).

   Set forth in the table below is certain financial information with respect to the Company's operating segments as of and for each of the years ended December 31, 2000, 1999 and 1998, as well as amounts not allocated to the segments. Except for various allocations discussed below, the accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of each operating segment based on profit or loss from operations before income taxes and nonrecurring items (e.g. items of an unusual or infrequent nature). The Company does not allocate certain non-recurring items to the segments. In addition, substantially all segment revenues are from external sources.

   Assets have been allocated to the segments in amounts sufficient to support the associated liabilities of each segment. In addition, capital is allocated to each segment in amounts sufficient to maintain a targeted regulatory risk-based capital ("RBC") level for each segment (see Note 19). Allocations of net investment income and net realized gains on investments were based on the amount of assets allocated to each segment. Other costs and operating expenses were allocated to each of the segments based on: (i) a review of the nature of such costs, (ii) time studies analyzing the amount of employee compensation costs incurred by each segment, and (iii) cost estimates included in the Company's product pricing. Substantially all non-cash transactions and impaired real estate (including real estate acquired in satisfaction of debt) have been allocated to the Protection Products segment (see Note 4).

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Amounts reported as "reconciling amounts" in the table below primarily relate to: (i) contracts issued by MONY Life relating to its employee benefit plans, (ii) a one-time restructuring charge in 1999 of $59.7 million pre-tax relating to the Company's early retirement program (see Note 22) and (iii) demutualization expenses incurred in 1999 and 1998.

                     Segment Summary Financial Information

                                                                       2000   1999   1998
                                                                      ------ ------ ------
                                                                        ($ in millions)
Premiums:
Protection Products.................................................. $103.3 $ 82.0 $602.2
Accumulation Products................................................    1.3    0.9    2.6
Other Products.......................................................   13.5   13.4   16.9
                                                                      ------ ------ ------
                                                                      $118.1 $ 96.3 $621.7
                                                                      ====== ====== ======
Universal life and investment-type product policy fees:
Protection Products.................................................. $134.8 $122.3 $ 86.2
Accumulation Products................................................   70.0   73.3   64.1
Other Products.......................................................    1.0    0.7    1.3
                                                                      ------ ------ ------
                                                                      $205.8 $196.3 $151.6
                                                                      ====== ====== ======
Net investment income and net realized gains (losses) on investments:
Protection Products.................................................. $408.0 $445.1 $655.5
Accumulation Products................................................  124.9  132.4  136.3
Other Products.......................................................   68.9   67.3   63.0
Reconciling amounts..................................................   17.9    2.3    2.2
                                                                      ------ ------ ------
                                                                      $619.7 $647.1 $857.0
                                                                      ====== ====== ======
Other income:
Protection Products(1)(7)............................................ $ 98.3 $123.0 $ 85.5
Accumulation Products................................................  120.2   95.1   72.8
Other Products.......................................................   77.4   80.7   61.1
Reconciling amounts..................................................    5.1    4.8    5.7
                                                                      ------ ------ ------
                                                                      $301.0 $303.6 $225.1
                                                                      ====== ====== ======
Amortization of deferred policy acquisition costs:
Protection Products.................................................. $ 50.4 $ 39.6 $ 92.4
Accumulation Products................................................   28.3   30.7   29.6
                                                                      ------ ------ ------
                                                                      $ 78.7 $ 70.3 $122.0
                                                                      ====== ====== ======
Benefits to policyholders:(2)
Protection Products.................................................. $161.4 $141.7 $663.4
Accumulation Products................................................   68.2   73.7   79.6
Other Products.......................................................   31.5   33.7   41.6
Reconciling amounts..................................................    7.6    4.5    7.9
                                                                      ------ ------ ------
                                                                      $268.7 $253.6 $792.5
                                                                      ====== ====== ======
Other operating costs and expenses:
Protection Products.................................................. $262.2 $277.4 $287.1
Accumulation Products................................................  120.0  105.7   84.4
Other Products.......................................................  100.3   93.1   80.2
Reconciling amounts(11)..............................................   13.3   62.4   27.2
                                                                      ------ ------ ------
                                                                      $495.8 $538.6 $478.9
                                                                      ====== ====== ======

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                           2000       1999       1998
                                         ---------  ---------  ---------
                                                 ($ in millions)
      Income before income taxes:
      Protection Products............... $   278.1  $   315.0  $   193.7
      Accumulation Products.............      98.4       89.6       80.5
      Other Products....................      27.7       34.1       19.2
      Reconciling amounts...............      (5.4)     (59.8)     (27.2)
                                         ---------  ---------  ---------
                                         $   398.8  $   378.9  $   266.2
                                         =========  =========  =========
      Assets:
      Protection Products(3)(8)......... $16,239.0  $16,181.4  $16,580.9
      Accumulation Products.............   5,593.5    6,175.0    6,171.3
      Other Products....................   1,060.8    1,187.6    1,256.2
      Reconciling amounts...............   1,309.0    1,176.1      890.9
                                         ---------  ---------  ---------
                                         $24,202.3  $24,720.1  $24,889.3
                                         =========  =========  =========
      Deferred policy acquisition costs:
      Protection Products(9)............ $ 1,064.3  $ 1,094.9  $   857.6
      Accumulation Products.............     145.4      153.3      136.7
                                         ---------  ---------  ---------
                                         $ 1,209.7  $ 1,248.2  $   994.3
                                         =========  =========  =========
      Policyholders' liabilities:
      Protection Products(4)(10)........ $10,290.7  $10,231.7  $10,267.0
      Accumulation Products.............   1,060.0    1,236.3    1,318.6
      Other Products....................     381.4      418.9      455.6
      Reconciling amounts...............      17.7       17.4       17.4
                                         ---------  ---------  ---------
                                         $11,749.8  $11,904.3  $12,058.6
                                         =========  =========  =========
      Separate account liabilities:(5)
      Protection Products(6)............ $ 3,939.5  $ 3,843.5  $ 4,056.8
      Accumulation Products.............   4,072.9    4,548.9    4,452.6
      Other Products....................     499.5      604.2      621.9
      Reconciling amounts...............     770.1      832.3      776.4
                                         ---------  ---------  ---------
                                         $ 9,282.0  $ 9,828.9  $ 9,907.7
                                         =========  =========  =========

----------
(1)Includes Group Pension Profits of $37.1 million, $63.0 million and $56.8 million for the years ended December 31, 2000, 1999 and 1998, respectively. (See Note 10).
(2)Includes interest credited to policyholders' account balances.
(3)Includes assets transferred in the Group Pension Transaction of $4,927.7 million, $5,109.8 million and $5,751.8 million as of December 31, 2000, 1999 and 1998, respectively.
(4)Includes policyholder liabilities transferred in the Group Pension Transaction of $1,468.1 million, $1,645.7 million and $1,824.9 million as of December 31, 2000, 1999 and 1998 respectively.
(5)Each segment includes separate account assets in an amount not less than the corresponding liability reported.
(6)Includes separate account liabilities transferred in the Group Pension Transaction of $3,416.7 million, $3,432.7 million and $3,829.6 million as of December 31, 2000, 1999 and 1998, respectively.
(7)Includes $42.8 million, $44.8 million and $5.7 million relating to the Contribution from the Closed Block for the years ended December 31, 1999 and for period from November 16, 1998 through December 31, 1998 ended December 31, 2000 and 1999, respectively (see Note 3 and Note 20).
(8)Includes Closed Block assets of $6,251.2 million, $6,182.1 million and $6,161.2 million as of December 31, 2000, 1999 and 1998, respectively (see
   Note 3 and Note 20).
(9)Includes deferred policy acquisition costs allocated to the Closed Block of $552.6 million, $689.9 million and $554.6 million as of December 31, 2000, 1999 and 1998, respectively (see Note 3 and Note 20).
(10)Includes Closed Block policyholders' liabilities of $7,293.6 million and $7,241.0 million and $7,177.1 million as of December 31, 2000, 1999 and 1998, respectively (see Note 3 and Note 20).
(11)Includes demutualization expenses for the years ended December 31, 1999 and 1998 of $2.0 million and $27.2 million, respectively.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Substantially all of the Company's revenues are derived in the United States. Revenue derived from outside the United States is not material and revenue derived from any single customer does not exceed 10 percent of total consolidated revenues.

   Following is a summary of revenues by product for the years ended December 31, 2000, 1999 and 1998:

                                                             2000   1999   1998
                                                            ------ ------ ------
                                                              ($ in millions)
Premiums:
Individual life(1)......................................... $102.8 $ 81.9 $602.5
Disability income insurance................................    0.5    0.6    0.2
Group insurance............................................   13.5   13.4   16.9
Other......................................................    1.3    0.4    2.1
                                                            ------ ------ ------
       Total............................................... $118.1 $ 96.3 $621.7
                                                            ====== ====== ======

                                                             2000   1999   1998
                                                            ------ ------ ------
                                                              ($ in millions)
Universal life and investment-type product policy fees:
Universal life............................................. $ 69.0 $ 73.2 $ 55.4
Variable universal life....................................   54.7   37.6   20.4
Group universal life.......................................   11.1   11.5   10.4
Individual variable annuities..............................   69.7   72.8   63.4
Individual fixed annuities.................................    1.3    1.2    2.0
                                                            ------ ------ ------
       Total............................................... $205.8 $196.3 $151.6
                                                            ====== ====== ======

----------
(1)Excludes revenues from individual life in the Closed Block of $582.4 million, $620.8 million and $100.1 million for the year ended December 31, 2000, 1999 and 1998 respectively.

6. Deferred Policy Acquisition Costs:

   Policy acquisition costs deferred and amortized in 2000, 1999 and 1998 are as follows:

                                                              2000    1999     1998
                                                             ------  ------  --------
                                                                  ($ in millions)
Balance, beginning of year.................................. $558.3  $439.7  $1,007.1
Balance transferred to the Closed Block at November 16, 1998     --      --    (562.3)
                                                             ------  ------  --------
                                                              558.3   439.7     444.8
                                                             ------  ------  --------
Cost deferred during the year...............................  190.8   148.7     124.7
Amortized to expense during the year........................  (78.7)  (70.3)   (122.0)
Effect on DAC from unrealized (gains) losses (see Note 4)...  (13.3)   40.2      (7.8)
                                                             ------  ------  --------
Balance, end of the year.................................... $657.1  $558.3  $  439.7
                                                             ======  ======  ========

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

7. Pension Plans and Other Postretirement Benefits:

  Pension Plans --

   The Company has a qualified pension plan covering substantially all of its salaried employees. The provisions of the plan provide both (a) defined benefit accruals based on (i) years of service, (ii) the employee's final average annual compensation and (iii) wage bases or benefits under Social Security and
(b) defined contribution accruals based on a Company matching contribution equal to 100% of the employee's elective deferrals under the incentive savings plan for employees up to 3% of the employee's eligible compensation and an additional 2% of eligible compensation for each active participant. Effective June 15, 1999, prospective defined contribution accruals in the defined benefit plan ceased and were redirected to the Investment Plan Supplement for Employees. The Company did not make any contribution in the current year or prior year under Section 404 of the Internal Revenue Code ("IRC") because the plan was fully funded under Section 412 of the IRC.

   During 1999, the Company amended its Qualified Pension plan which reduced certain benefit liabilities payable thereunder. The amendment resulted in a decrease of $27.0 million in the plan's projected benefit obligation.

   In July 1999, the Company offered special benefits to its employees who elected by August 15, 1999, voluntary termination of employment (special termination benefits). The special termination benefits represented benefits in excess of that which would normally be due to employees electing to retire early. These excess benefits were calculated based on grants of additional years of service and age used in the benefit calculation. All of the special termination benefits relating to the Company's qualified plan, which aggregated $30.6 million, will be paid from the Plan's assets. All the benefits paid relating to the Company's non-qualified plan, which aggregated $19.4 million, will be paid directly from the Company's assets. As a result of the aforementioned early retirement offer, the Company recorded a charge of $59.7 million in 1999 which included the aforementioned expenses in addition to severance and other related expenses and reflected this amount in Other Operating Costs and Expenses.

   The assets of the qualified pension plan are primarily invested in MONY Pooled Accounts which include common stock, real estate, private placement debt securities and bonds. At December 31, 2000 and 1999, $466.4 million and $495.7 million were invested in the MONY Pooled Accounts. Benefits of $33.9 million, $40.4 million and $26.3 million were paid by this plan for the years ended December 31, 2000, 1999, and 1998, respectively.

   The Company also sponsors a non-qualified employee excess pension plan, which provides both defined benefits and defined contribution accruals in excess of Internal Revenue Service limits to certain employees. The benefits are based on years of service and the employees final average annual compensation. Pension benefits are paid from Company's general accounts.

  Postretirement Benefits--

   The Company provides certain health care and life insurance benefits for retired employees and field underwriters. The Company amortizes its postretirement transition obligation over a period of twenty years.

   Assumed health care cost trend rates typically have a significant effect on the amounts reported for health care plans. However, under the Company's postretirement healthcare plan, there is a per capita limit on the Company's healthcare costs, as a result, a one-percentage point change in the assumed healthcare cost trend rates would have an immaterial affect on amounts reported.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The following presents the change in the benefit obligation, change in plan assets and other information with respect to the Company's qualified and non-qualified defined benefit pension plans and other benefits which represents the Company's postretirement benefit obligation:

                                                                      Pension Benefits  Other Benefits
                                                                      ---------------  ---------------
                                                                       2000     1999    2000     1999
                                                                      ------   ------  -------  ------
                                                                               ($ in millions)
Change in benefit obligation:
Benefit obligation at beginning of year.............................. $373.3   $398.3  $  97.7  $100.0
Service cost.........................................................    6.1     11.7      1.2     2.0
Interest cost........................................................   29.4     27.3      7.3     7.2
Curtailment gain.....................................................   (2.0)    (3.8)      --      --
Terminated benefits..................................................     --     50.0       --      --
Plan amendment.......................................................     --    (27.0)      --      --
Actuarial loss/(gain)................................................   18.9    (38.8)     5.8    (4.0)
Benefits paid........................................................  (39.6)   (44.4)    (8.1)   (7.5)
                                                                      ------   ------  -------  ------
Benefit obligation at end of year....................................  386.1    373.3    103.9    97.7
                                                                      ------   ------  -------  ------
Change in plan assets:
Fair value of plan assets at beginning of year....................... $498.0   $459.8  $    --  $   --
Actual return on plan assets.........................................    9.1     77.4       --      --
Employer contribution................................................    8.6      6.7      8.1     7.5
Benefits and expenses paid...........................................  (45.8)   (45.9)    (8.1)   (7.5)
                                                                      ------   ------  -------  ------
Fair value of plan assets at end of year.............................  469.9    498.0       --      --
                                                                      ------   ------  -------  ------
Funded status........................................................   83.8    124.7   (103.9)  (97.7)
Unrecognized actuarial loss/(gain)...................................    5.8    (57.2)    12.6     7.4
Unamortized transition obligation....................................   (5.5)   (13.0)    36.7    39.4
Unrecognized prior service cost......................................  (14.0)   (15.6)    (0.9)   (1.0)
                                                                      ------   ------  -------  ------
Net amount recognized................................................ $ 70.1   $ 38.9  $ (55.5) $(51.9)
                                                                      ======   ======  =======  ======
Amounts recognized in the statement of financial position consist of:
Prepaid benefit cost................................................. $123.0   $ 93.8  $    --  $   --
Accrued benefit liability............................................  (52.9)   (55.0)   (55.5)  (51.9)
Intangible asset.....................................................    2.4      0.1       --      --
Accumulated other comprehensive income...............................   (2.4)      --       --      --
                                                                      ------   ------  -------  ------
Net amount recognized................................................ $ 70.1   $ 38.9  $ (55.5) $(51.9)
                                                                      ======   ======  =======  ======

   The Company's qualified plan had assets of $469.9 million and $498.0 million at December 31, 2000 and 1999, respectively. The projected benefit obligation and accumulated benefit obligation for the qualified plan were $318.3 million and $292.2 million at December 31, 2000 and $311.0 million and $285.4 million at December 31, 1999, respectively.

   The projected benefit obligation and accumulated benefit obligation for the non-qualified defined benefit pension plan, which is unfunded, were $67.8 million and $59.0 million at December 31, 2000 and $62.3 million and $55.0 million at December 31, 1999, respectively.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                  Pension     Other
                                                 Benefits   Benefits
                                                ----------  --------
                                                2000  1999  2000 1999
                                                ----  ----  ---- ----
                                                   ($ in millions)
Weighted-average assumptions as of December 31:
Discount rate..................................  7.5%  8.0% 7.5% 8.0%
Expected return on plan assets................. 10.0% 10.0%  --   --
Rate of compensation increase..................  5.0%  5.0% 5.0% 5.0%

   For measurements purposes, a 10% percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 6% percent for 2010 and remain at that level thereafter.

   Components of net periodic benefit cost for the pension and other post-retirement plans are as follows:

                                           Pension Benefits       Other Benefits
                                        ----------------------  -------------------
                                         2000    1999    1998   2000   1999   1998
                                        ------  ------  ------  -----  -----  -----
                                                      ($ in millions)
Components of net periodic benefit cost
Service cost........................... $  6.1  $ 11.7  $ 14.4  $ 1.2  $ 2.0  $ 1.3
Interest cost..........................   29.4    27.3    26.3    6.5    7.2    6.4
Expected return on plan assets.........  (46.9)  (44.2)  (41.8)    --     --     --
Amortization of prior service cost.....   (1.5)   (0.8)    1.0   (0.1)  (0.1)    --
Curtailment gain.......................   (2.0)   (3.8)     --     --     --     --
Special termination benefits...........     --    50.0      --     --     --     --
Recognized net actuarial loss..........   (0.2)     --      --     --    1.1    0.1
Amortization of transition items.......   (7.9)   (7.5)   (7.5)   3.1    3.1    3.1
                                        ------  ------  ------  -----  -----  -----
Net periodic benefit cost.............. $(23.0) $ 32.7  $ (7.6) $10.7  $13.3  $10.9
                                        ======  ======  ======  =====  =====  =====

   The Company also has a qualified money purchase pension plan covering substantially all career field underwriters. Company contributions of 5% of earnings plus an additional 2% of such earnings in excess of the social security wage base are made each year. In addition, after-tax voluntary field underwriter contribution of up to 10% of earnings are allowed. At December 31, 2000 and 1999, the fair value of plan assets was $231.2 million and $250.3 million, respectively. For the years ended December 31, 2000, 1999, and 1998, the Company contributed $3.2 million, $3.1 million and $3.2 million to the plan, respectively, which amounts are reflected in Other Operating Costs and Expenses.

   The Company has a non-qualified defined contribution plan, which is unfunded. The non-qualified defined contribution plan projected benefit obligation which equaled the accumulated benefit obligation was $61.0 million and $62.2 million as of December 31, 2000 and 1999, respectively. The non-qualified defined contribution plan's net periodic expense was $7.2 million, $9.3 million and $6.6 million for the years ended December 31, 2000, 1999 and 1998, respectively.

   The Company also has incentive savings plans in which substantially all employees and career field underwriters are eligible to participate. The Company matches field underwriter contributions up to 2% of eligible compensation and may also make an additional profit sharing contribution for non-officer employees. As with the Employee Excess Plan, the Company also sponsors non-qualified excess defined contribution plans for both the field underwriter retirement plan and the incentive savings plan for field underwriters.

8. Income Taxes:

   The Holding Company files a consolidated income tax return with its life and non-life affiliates, except Sagamore Financial Corporation and its subsidiaries.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Income taxes have been calculated in accordance with the provisions of the Internal Revenue Code of 1986, as amended. A summary of the income tax expense (benefit) is presented below:

                                                        2000    1999   1998
                                                       ------  ------ ------
                                                          ($ in millions)
Income tax (benefit) expense:
 Current.............................................. $ 82.1  $ 73.9 $ 84.6
 Deferred.............................................   52.7    57.5   18.1
                                                       ------  ------ ------
Income tax (benefit) expense before extraordinary item $134.8  $131.4 $102.7
 Extraordinary item...................................  (20.3)     --     --
                                                       ------  ------ ------
       Total.......................................... $114.5  $131.4 $102.7
                                                       ======  ====== ======

   Income taxes reported in the consolidated statements of income are different from the amounts determined by multiplying the earnings before income taxes by the statutory federal income tax rate of 35%. The sources of the difference and the tax effects of each are as follows:

                                              2000    1999    1998
                                             ------  ------  ------
                                                 ($ in millions)
Tax at statutory rate....................... $139.6  $133.3  $102.7
Dividends received deduction................   (2.5)   (1.7)   (1.4)
Other.......................................   (2.3)   (0.2)    1.4
                                             ------  ------  ------
Income tax expense before extraordinary item $134.8  $131.4  $102.7
Extraordinary item..........................  (20.3)     --      --
                                             ------  ------  ------
Provision for income taxes.................. $114.5  $131.4  $102.7
                                             ======  ======  ======

   The Company's income tax returns for years through 1993 have been examined by the Internal Revenue Service ("IRS"). No material adjustments were proposed by the IRS as a result of these examinations. In the opinion of management, adequate provision has been made for any additional taxes which may become due with respect to open years.

   The components of deferred tax liabilities and assets at December 31, 2000 and 1999 are reported in Accounts Payable and Other Liabilities in the balance sheet and are as follows:

                                                2000     1999
                                               ------   ------
                                               ($ in millions)
Deferred policy acquisition costs............. $163.3   $145.0
Fixed maturities and equity securities........   25.3     34.5
Other, net(1).................................   67.8     56.4
Nonlife subsidiaries..........................   17.2     17.2
                                               ------   ------
       Total deferred tax liabilities.........  273.6    253.1
                                               ------   ------
Policyholder and separate account liabilities.  129.7    155.6
Accrued expenses..............................   48.6     50.8
Deferred compensation and benefits............   38.2     38.3
Real estate and mortgages.....................   (2.3)    25.3
                                               ------   ------
       Total deferred tax assets..............  214.2    270.0
                                               ------   ------
       Net deferred tax (liability) asset..... $(59.4)  $ 16.9
                                               ======   ======

----------
(1)Includes $10.7 million and $3.8 million at December 31, 2000 and 1999 of deferred taxes relating to net unrealized gains on fixed maturity securities in the AEGON Portfolio (see Note 10).

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that it will realize the benefit of the deferred tax assets and, therefore, no such valuation allowance has been established.

9. Leases:

   The Company has entered into various operating lease agreements for office space, furniture and equipment. These leases have remaining non-cancelable lease terms in excess of one year. Total rental expense for these operating leases amounted to $29.7 million in 2000, $29.6 million in 1999, and $24.5 million in 1998. The future minimum rental obligations for the next five years and thereafter under these leases are: $34.3 million for 2001, $33.2 million for 2002, $30.6 million for 2003, $27.6 million for 2004, $25.6 million for 2005, and $154.2 million for the years thereafter.

10. The Group Pension Transaction:

   On December 31, 1993 (the "Group Pension Transaction Date"), the Company entered into an agreement (the "Agreement") with AEGON USA, Inc. ("AEGON") under which the Company transferred a substantial portion of its group pension business (hereafter referred to as the "Group Pension Transaction"), including its full service group pension contracts, consisting primarily of tax-deferred annuity, 401(k) and managed funds lines of business, to AEGON's wholly-owned subsidiary, AUSA Life Insurance Company, Inc. ("AUSA"). The Company also transferred to AUSA the corporate infrastructure supporting the group pension business, including data processing systems, facilities and regional offices. AUSA was newly formed by AEGON solely for the purpose of facilitating this transaction. In connection with the transaction, the Company and AEGON have entered into certain service agreements. These agreements, among other things, provide that the Company will continue to manage the transferred assets, and that AUSA will continue to provide certain administrative services to the Company's remaining group pension contracts not included in the transfer.

   Pursuant to the Agreement, MONY agreed to make a $200 million capital investment in AEGON by purchasing $150 million face amount of Series A Notes and $50 million face amount of Series B Notes (hereinafter referred to as the "Notes"). The Series A Notes pay interest at 6.44 percent per annum and the Series B Notes pay interest at 6.24 percent per annum. Both the Series A Notes and the

   Series B Notes mature on December 31, 2002. MONY's investment in the Series A Notes was intended to provide AEGON with the funding necessary to capitalize AUSA.

   In accordance with GAAP, the transaction did not constitute a sale because the Company retained substantially all the risks and rewards associated with the Existing Deposits. Accordingly, the Company continues to reflect the transferred assets and liabilities on its balance sheet under separate captions entitled "Assets transferred in Group Pension Transaction" and "Liabilities transferred in Group Pension Transaction." In addition, the Company reports in its GAAP earnings the profits from the Existing Deposits as discussed below.

   Pursuant to the Agreement, MONY receives from AUSA (i) payments on an annual basis through December 31, 2002 (the "Group Pension Payments") equal to all of the earnings from the Existing Deposits, (ii) a final payment (the "Final Value Payment") at December 31, 2002 based on the remaining fair value of the Existing Deposits, and (iii) a contingent payment (the "New Business Growth Payment") at December 31, 2002 based on new business growth subsequent to the Transaction Date. However, the level of new business growth necessary for MONY to receive the New Business Growth Payment makes it unlikely that MONY will ever receive any such payment.

   With respect to the Group Pension Payments, the annual results from the Existing Deposits are measured on a basis in accordance with the Agreement (such basis hereafter referred to as the "Earnings Formula") which is substantially the same as GAAP, except that: (i) asset impairments on fixed maturity securities are only recognized when such securities are designated with an NAIC rating of "6", and (ii) no impairment losses are recognized on mortgage loans until such loans are disposed of or at the time, and in the calculation, of the Final Value Payment.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Earnings which emerge from the Existing Deposits pursuant to the application of the Earnings Formula are recorded in the Company's financial statements only after adjustments (primarily to recognize asset impairments in accordance with SFAS Nos. 114 and 115) to reflect such earnings on a basis entirely in accordance with GAAP (such earnings hereafter referred to as the "Group Pension Profits"). Losses which arise from the application of the Earnings Formula for any annual period will be reflected in the Company's results of operations (after adjustments to reflect such losses in accordance with GAAP) only up to the amount for which the Company is at risk (as described below), which at any time is equal to the then outstanding principal amount of the Series A Notes.

   Operating losses reported in any annual period pursuant to the Earnings Formula are carried forward to reduce any earnings in subsequent years reported pursuant to the Earnings Formula. Any resultant deficit remaining at December 31, 2002 will be deducted from the Final Value Payment and New Business Growth Payment, if any, due to the Company. If a deficit still remains, it will be applied (as provided for in the Agreement) as an offset against the principal payment due to the Company upon maturity of the Series A Notes.

   For the years ended December 31, 2000, 1999 and 1998, AUSA reported earnings to the Company pursuant to the application of the Earnings Formula of $26.9 million, $35.7 million, and $49.8 million, respectively, and the Company recorded Group Pension Profits of $37.1 million, $63.0 million and $56.8 million, respectively. In addition, the Company earned $12.8 million, $12.8 million, and $12.8 million of interest income on the Notes during the aforementioned years.

   The following sets forth certain summarized financial information relating to the Group Pension Transaction as of and for the periods indicated, including information regarding: (i) the general account assets transferred to support the Existing Deposits in the Group Pension Transaction (such assets hereafter referred to as the "AEGON Portfolio"), (ii) the transferred separate account assets and liabilities, and (iii) the components of revenue and expense comprising the Group Pension Profits:

                                                                                             As of December 31,
                                                                                             ------------------
                                                                                               2000      1999
                                                                                             --------  --------
                                                                                              ($ in millions)
Assets:
General Account
 Fixed maturities: available for sale, at estimated fair value (amortized cost; $1,420.8 and
   $1,532.4, respectively).................................................................. $1,419.0  $1,510.0
 Mortgage loans on real estate..............................................................     47.5      98.5
 Real estate to be disposed of..............................................................       --      16.8
 Cash and cash equivalents..................................................................     18.5      25.3
 Accrued investment income..................................................................     26.0      26.5
                                                                                             --------  --------
       Total general account assets.........................................................  1,511.0   1,677.1
Separate account assets.....................................................................  3,416.7   3,432.7
                                                                                             --------  --------
       Total assets......................................................................... $4,927.7  $5,109.8
                                                                                             ========  ========
Liabilities:
General Account(1)
 Policyholders' account balances............................................................ $1,468.1  $1,645.7
 Other liabilities..........................................................................     12.2      20.7
                                                                                             --------  --------
       Total general account liabilities....................................................  1,480.3   1,666.4
Separate account liabilities(2).............................................................  3,416.7   3,432.7
                                                                                             --------  --------
       Total liabilities.................................................................... $4,897.0  $5,099.1
                                                                                             ========  ========

----------
(1)Includes general account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $74.2 million and $88.9 million as of December 31, 2000 and 1999, respectively.
(2)Includes separate account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $14.7 million and $20.3 million as of December 31, 2000 and 1999, respectively.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                      For the Year Ended
                                                         December 31,
                                                     ---------------------
                                                      2000    1999   1998
                                                     ------  ------ ------
                                                        ($ in millions)
Revenues:
Product policy fees................................. $ 26.3  $ 24.0 $ 23.3
Net investment income...............................  113.5   128.4  154.7
Net realized gains on investments...................   (1.2)   18.9    7.2
                                                     ------  ------ ------
       Total revenues...............................  138.6   171.3  185.2
Benefits and Expenses:
Interest credited to policyholders' account balances   84.6    88.4  108.7
Other operating costs and expenses..................   16.9    19.9   19.7
                                                     ------  ------ ------
       Total benefits and expenses..................  101.5   108.3  128.4
                                                     ------  ------ ------
       Group Pension Profits........................ $ 37.1  $ 63.0 $ 56.8
                                                     ======  ====== ======

  Fixed Maturity Securities

   At December 31, 2000 and 1999, there were $2.4 million and $0.0 million of fixed maturity securities in the AEGON Portfolio deemed to have other than temporary impairments in value. In addition, there were no fixed maturity securities at such dates which have been non-income producing for the preceding twelve months.

   At December 31, 2000 and 1999, there were $2.4 million and $0.0 million of problem fixed maturities (as hereafter defined--see Note 12) held in the AEGON Portfolio. In addition, at such dates the carrying value of potential problem fixed maturities held in the AEGON Portfolio were $0.0 million and $3.7 million. Also, none of the fixed maturity securities held in the AEGON Portfolio at December 31, 2000 and 1999 or prior thereto had been restructured.

   The amortized cost and estimated fair value of fixed maturity securities held in the AEGON Portfolio, by contractual maturity dates, (excluding scheduled sinking funds), as of December 31, 2000 are as follows:

                                       Amortized Estimated
                                         Cost    Fair Value
                                       --------- ----------
                                         ($ in millions)
Due in one year or less............... $  175.0   $  175.4
Due after one year through five years.    841.5      838.3
Due after five years through ten years    146.6      148.7
Due after ten years...................     26.5       26.7
                                       --------   --------
Subtotal..............................  1,189.6    1,189.1
Mortgage and asset backed securities..    231.2      229.9
                                       --------   --------
       Total.......................... $1,420.8   $1,419.0
                                       ========   ========

   Fixed maturity securities that are not due at a single maturity date have been included in the preceding table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

   The percentage of fixed maturities with a credit quality of Aaa, Aa or A was 72.6% and 73.0% at December 31, 2000 and 1999, respectively. The percentage of fixed maturities rated Baa was 24.5% and 24.6% at December 31, 2000 and 1999, respectively. The percentage of fixed maturities that were below Investment Grade was 2.9% and 2.4% at December 31, 2000 and 1999, respectively. There were no fixed maturities in or near default.

   The net change in unrealized investment gains (losses) represents the only component of other comprehensive income generated by the AEGON Portfolio for the years ended December 31, 2000, 1999, 1998 and prior thereto. The net change in

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES unrealized investment gains (losses) was $25.7 million, $(77.9) million and $(4.0) million for the years ended December 31, 2000, 1999 and 1998, respectively (see Note 11):

  Mortgage Loans on Real Estate

   Mortgage loans on real estate in the AEGON Portfolio at December 31, 2000 and 1999 consist of the following:

                                           As of December 31,
                                           -----------------
                                            2000       1999
                                            -----     ------
                                            ($ in millions)
Mortgage loans............................ $50.0     $102.8
Valuation allowances......................  (2.5)      (4.3)
                                            -----     ------
Mortgage loans, net of valuation allowance $47.5     $ 98.5
                                            =====     ======

   An analysis of the valuation allowances with respect to the AEGON Portfolio for 2000, 1999 and 1998 is as follows:

                                         For the Year Ended
                                            December 31,
                                        -------------------
                                        2000   1999   1998
                                        -----  -----  -----
                                          ($ in millions)
Balance, beginning of year............. $ 4.3  $16.0  $13.6
Increase (decrease) in allowance.......   0.2   (6.7)   2.9
Reduction due to pay downs and pay offs  (2.0)  (1.0)  (0.5)
Transfers to real estate...............   0.0   (4.0)    --
                                        -----  -----  -----
Balance, end of year................... $ 2.5  $ 4.3  $16.0
                                        =====  =====  =====

   Impaired mortgage loans along with related valuation allowances with respect to the AEGON Portfolio at December 31, 2000, 1999 and 1998 are as follows:

                                                                      As of December 31,
                                                                     --------------------
                                                                     2000   1999    1998
                                                                     -----  -----  ------
                                                                        ($ in millions)
Investment in impaired mortgage loans (before valuation allowances):
 Loans that have valuation allowances............................... $19.1  $34.3  $ 71.1
 Loans that do not have valuation allowances........................    --    4.4     4.4
                                                                     -----  -----  ------
       Subtotal.....................................................  19.1   38.7    75.5
Valuation allowances................................................  (1.8)  (2.7)  (11.4)
                                                                     -----  -----  ------
Impaired mortgage loans, net of valuation allowances................ $17.3  $36.0  $ 64.1
                                                                     =====  =====  ======

   Impaired mortgage loans that do not have valuation allowances are loans where the net present value of the expected future cash flows related to the loan or the fair value of the collateral equals or exceeds the recorded investment in the loan. Such loans primarily consist of restructured loans.

   During the years ended December 31, 2000 and 1999, the average recorded investment in impaired mortgage loans with respect to the AEGON Portfolio was approximately $26.7 million, and $50.0 million, respectively. For the years ended December 31, 2000, 1999, and 1998 approximately $2.1 million, $2.9 million, and $4.5 million, respectively, of interest income on impaired loans with respect to the AEGON Portfolio was earned.

   At December 31, 2000 and 1999, there were no mortgage loans which were non-income producing for the twelve months preceding such dates with respect to the AEGON Portfolio.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   At December 31, 2000 and 1999 the AEGON Portfolio held restructured mortgage loans of $15.3 million and $36.0 million, respectively. Interest income of $1.6 million, $2.9 million, and $4.0 million was recognized on restructured mortgage loans for the years ended December 31, 2000, 1999, and 1998, respectively. Gross interest income on these loans that would have been recorded in accordance with the original terms of such loans amounted to approximately $1.5 million, $3.9 million, and $6.9 million for the years ended December 31, 2000, 1999, and 1998, respectively.

   The following table presents the maturity distribution of mortgage loans held in the AEGON Portfolio as of December 31, 2000 ($ in millions):

                                       December 31, 2000
                                       ----------------
                                       Carrying   % of
                                        Value     Total
                                       --------   -----
Due in one year or less...............  $13.3      28.1%
Due after one year through five years.   17.2      36.2
Due after five years through ten years   17.0      35.7
                                        -----     -----
       Total..........................  $47.5     100.0%
                                        =====     =====

   Total problem, potential problem and restructured commercial mortgages as a percentage of commercial mortgages were 36.4%, 36.6% and 29.9% at December 31, 2000, 1999 and 1998, respectively. Total valuation allowances as a percentage of problem, potential problem and restructured commercial mortgages at carrying value before valuation allowances were 9.4%, 7.0% and 15.1% as of December 31, 2000, 1999 and 1998, respectively.

11. Investment Income, Realized and Unrealized Investment Gains (Losses), and Comprehensive Income:

   Net investment income for the years ended December 31, 2000, 1999 and 1998 was derived from the following sources:

                                                   2000   1999   1998
                                                  ------ ------ ------
                                                    ($ in millions)
Net Investment Income
Fixed maturities................................. $235.3 $226.1 $418.1
Equity securities................................  239.4  194.2   53.6
Mortgage loans...................................   98.6   87.1  118.7
Real estate......................................   19.1   34.1   44.4
Policy loans.....................................    5.1    4.4   72.5
Other investments (including cash and short-term)   22.8   14.4   23.1
                                                  ------ ------ ------
Total investment income..........................  620.3  560.3  730.4
Investment expenses..............................   45.1   35.4   42.1
                                                  ------ ------ ------
Net investment income............................ $575.2 $524.9 $688.3
                                                  ====== ====== ======

   Net realized gains (losses) on investments for the years ended December 31, 2000, 1999 and 1998 are summarized as follows:

                                            2000    1999    1998
                                           ------  ------  ------
                                              ($ in millions)
Net Realized Gains (Losses) on Investments
Fixed maturities.......................... $(11.4) $ (8.5) $  8.3
Equity securities.........................   21.5    76.0     6.9
Mortgage loans............................   11.7    (2.2)    5.4
Real estate...............................   23.0    52.1   127.6
Other investments assets..................   (0.3)    4.8    20.5
                                           ------  ------  ------
Net realized gains on investments......... $ 44.5  $122.2  $168.7
                                           ======  ======  ======

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Following is a summary of the change in unrealized investment gains (losses), net of related deferred income taxes and adjustment for deferred policy acquisition costs (see Note 4), which are reflected in Accumulated Other Comprehensive Income for the periods presented. The net change in unrealized investment gains (losses) and the change in the Company's minimum pension liability represent the only components of other comprehensive income for the years ended December 31, 2000, 1999 and 1998 as presented below:

                                                                     2000    1999     1998
                                                                    ------  -------  ------
                                                                        ($ in millions)
Other Comprehensive Income
Change in unrealized gains (losses):
Fixed maturities................................................... $196.7  $(458.9) $ 66.8
Equity securities..................................................  (59.9)   (25.3)   24.2
Other..............................................................    0.0     (3.6)   (1.8)
                                                                    ------  -------  ------
Subtotal...........................................................  136.8   (487.8)   89.2
AEGON Portfolio (See Note 10)......................................   20.6    (77.9)   (4.0)
                                                                    ------  -------  ------
Subtotal...........................................................  157.4   (565.7)   85.2
Effect on unrealized gains (losses) on investments attributable to:
 DAC...............................................................  (93.1)   241.6    (6.7)
 Deferred federal income taxes.....................................  (20.6)   114.1   (28.4)
Net unrealized gains and DAC transferred to the Closed Block.......    2.5     28.2   (18.7)
                                                                    ------  -------  ------
Change in unrealized gains (losses) on investments, net............   46.2   (181.8)   31.4
Minimum pension liability adjustment (See Note 7)..................   (3.8)      --     2.9
                                                                    ------  -------  ------
Other comprehensive income......................................... $ 42.4  $(181.8) $ 34.3
                                                                    ======  =======  ======

   The following table sets forth the reclassification adjustments required for the years ended December 31, 2000, 1999, and 1998 to avoid double-counting in comprehensive income items that are included as part of net income for a period that also had been part of other comprehensive income in earlier periods:

                                                                              2000    1999    1998
                                                                              -----  -------  -----
                                                                                 ($ in millions)
Reclassification Adjustments
Unrealized gains (losses) on investments arising during period............... $48.7  $(135.3) $39.3
Reclassification adjustment for gains included in net income.................  (6.3)   (46.5)  (7.9)
                                                                              -----  -------  -----
Unrealized gains (losses) on investments, net of reclassification adjustments $42.4  $(181.8) $31.4
                                                                              =====  =======  =====

   Unrealized gains (losses) on investments, (excluding net unrealized gains (losses) and DAC on assets allocated to the Closed Block), reported in the above table for the years ended December 31, 2000, 1999 and 1998 are net of income tax expense (benefit) of $17.2 million, $(139.2) million, and $24.1 million, respectively, and $(95.5) million, $242.0 million, and $0.8 million, respectively, relating to the effect of such unrealized gains (losses) on DAC.

   Reclassification adjustments, (excluding net unrealized gains (losses) and DAC on assets allocated to the Closed Block), reported in the above table for the years ended December 31, 2000, 1999 and 1998 are net of income tax expense of $3.3 million, $25.1 million and $4.3 million, respectively, and $2.5 million, $(0.4) million and $(7.5) million, respectively, relating to the effect of such amounts on DAC.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

12. Fixed Maturity and Equity Securities:

  Fixed Maturity Securities Available-for-Sale:

   The amortized cost, gross unrealized gains and losses, and estimated fair value of fixed maturity securities available-for-sale as of December 31, 2000 and 1999 are as follows:

                                                            Gross       Gross
                                           Amortized     Unrealized   Unrealized      Estimated
                                             Cost           Gains       Losses       Fair Value
                                       ----------------- ----------- ------------ -----------------
                                         2000     1999   2000  1999  2000   1999    2000     1999
                                       -------- -------- ----- ----- ----- ------ -------- --------
                                                             ($ in millions)
US Treasury securities and Obligations
  of US Government agencies........... $   97.1 $  110.1 $ 4.2 $  -- $ 0.1 $  3.2 $  101.2 $  106.9
Collateralized mortgage obligations:
 Government agency-backed.............    117.9    147.2   1.2   0.5   0.4    2.1    118.7    145.6
 Non-agency backed....................    101.2    101.0   2.9   0.9    --    2.0    104.1     99.9
Other asset-backed securities:
 Government agency-backed.............     14.7     16.4   0.5   0.3   0.1    0.2     15.1     16.5
 Non-agency backed....................    300.4    402.2   4.5   1.5   5.3   13.0    299.6    390.7
Foreign governments...................     28.5     20.9   1.5   3.7   0.5    0.2     29.5     24.4
Utilities.............................    277.9    347.3   5.7   2.6   5.8   14.4    277.8    335.5
Corporate bonds.......................  2,201.8  1,995.5  31.6   9.4  55.4   78.4  2,178.0  1,926.5
                                       -------- -------- ----- ----- ----- ------ -------- --------
       Total bonds....................  3,139.5  3,140.6  52.1  18.9  67.6  113.5  3,124.0  3,046.0
Redeemable preferred stocks...........     27.4     22.4    --    --   1.6    1.7     25.8     20.7
                                       -------- -------- ----- ----- ----- ------ -------- --------
       Total.......................... $3,166.9 $3,163.0 $52.1 $18.9 $69.2 $115.2 $3,149.8 $3,066.7
                                       ======== ======== ===== ===== ===== ====== ======== ========

   The carrying value of the Company's fixed maturity securities at December 31, 2000 and 1999 is net of adjustments for impairments in value deemed to be other than temporary of $15.1 million and $16.2 million, respectively.

   At December 31, 2000 and 1999, there was $0.2 million and $1.6 million, respectively of fixed maturity securities which had been non-income producing for the twelve months preceding such dates.

   The Company classifies fixed maturity securities which (i) are in default as to principal or interest payments, or (ii) are to be restructured pursuant to commenced negotiations, (iii) went into bankruptcy subsequent to acquisition, or (iv) are deemed to have other than temporary impairments to value as "problem fixed maturity securities." At December 31, 2000 and 1999, the carrying value of problem fixed maturities held by the Company were $42.4 million and $33.9 million, respectively. The Company defines potential problem securities in the fixed maturity category as securities that are deemed to be experiencing significant operating problems or difficult industry conditions. At December 31, 2000 and 1999, the carrying value of potential problem fixed maturities held by the Company was $2.7 million and $12.4 million, respectively. In addition, at December 31, 2000 and 1999, the Company held $0.0 million and $0.0 million of fixed maturity securities which had been restructured. Gross interest income that would have been recorded in accordance with the original terms of restructured fixed maturity securities amounted to $0.0 million and $0.0 million for the years ended December 31, 2000 and 1999, respectively. Gross interest income on these fixed maturity securities included in net investment income aggregated $0.0 million and $0.0 million for the years ended December 31, 2000 and 1999, respectively.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity dates (excluding scheduled sinking funds) as of December 31, 2000, are as follows:

                                               2000
                                       --------------------
                                       Amortized Estimated
                                         Cost    Fair Value
                                       --------- ----------
                                         ($ in millions)
Due in one year or less............... $   12.1   $   12.1
Due after one year through five years.    595.2      594.2
Due after five years through ten years  1,271.2    1,264.5
Due after ten years...................    646.2      629.8
                                       --------   --------
       Subtotal.......................  2,524.7    2,500.6
Mortgage- and asset-backed securities.    642.2      649.2
                                       --------   --------
       Total.......................... $3,166.9   $3,149.8
                                       ========   ========

   Fixed maturity securities that are not due at a single maturity date have been included in the preceding table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

   Proceeds from sales of fixed maturity securities including those in the Closed Block during 2000, 1999 and 1998 were $441.3 million, $632.8 million and $396.9 million, respectively. Gross gains of $7.2 million, $6.9 million, and $10.6 million and gross losses of $16.3 million, $19.4 million, and $2.9 million were realized on these sales, respectively.

  Equity Securities

   The cost, gross unrealized gains and losses, and estimated fair value of marketable and nonmarketable equity securities at December 31, 2000 and 1999 are as follows:

                                                 Gross       Gross
                                               Unrealized  Unrealized   Estimated
                                    Cost         Gains       Losses    Fair Value
                                ------------- ------------ ---------- -------------
                                 2000   1999  2000   1999  2000 1999   2000   1999
                                ------ ------ ----- ------ ---- ----- ------ ------
                                                  ($ in millions)
Marketable equity securities... $ 40.1 $217.5 $ 6.7 $ 63.3 $2.2 $ 9.3 $ 44.6 $271.5
Nonmarketable equity securities  226.2  178.5  63.6   84.4  5.8  14.6  284.0  248.3
                                ------ ------ ----- ------ ---- ----- ------ ------
                                $266.3 $396.0 $70.3 $147.7 $8.0 $23.9 $328.6 $519.8
                                ====== ====== ===== ====== ==== ===== ====== ======

   Proceeds from sales of equity securities during 2000, 1999 and 1998 were $499.2 million, $302.7 million and $165.0 million, respectively. Gross gains of $81.2 million, $90.0 million, and $24.4 million and gross losses of $57.8 million, $12.4 million, and $17.2 million were realized on these sales, respectively.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

13. Mortgage Loans On Real Estate and Real Estate:

   Mortgage loans on real estate at December 31, 2000 and 1999 consist of the following:

                                              2000      1999
                                            --------  --------
                                              ($ in millions)
Commercial mortgage loans.................. $  943.6  $  777.8
Agricultural and other loans...............    262.4     515.6
                                            --------  --------
       Total loans.........................  1,206.0   1,293.4
Less: valuation allowances.................    (17.3)    (23.0)
                                            --------  --------
Mortgage loans, net of valuation allowances $1,188.7  $1,270.4
                                            ========  ========

   An analysis of the valuation allowances for 2000, 1999 and 1998 is as follows:

                                        2000   1999    1998
                                        -----  -----  ------
                                           ($ in millions)
Balance, beginning of year............. $23.0  $23.2  $ 54.9
(Decrease)/Increase in allowance.......  (5.5)   3.2    11.9
Reduction due to pay downs and pay offs  (0.2)  (1.2)  (16.0)
Transfers to real estate...............    --   (2.2)   (4.0)
Transfers to the Closed Block..........    --     --   (23.6)
                                        -----  -----  ------
Balance, end of year................... $17.3  $23.0  $ 23.2
                                        =====  =====  ======

   Impaired mortgage loans along with related valuation allowances as of December 31, 2000 and 1999 were as follows:

                                                                      2000    1999
                                                                     ------  ------
                                                                     ($ in millions)
Investment in impaired mortgage loans (before valuation allowances):
Loans that have valuation allowances................................ $ 61.0  $109.1
Loans that do not have valuation allowances.........................   44.5    30.1
                                                                     ------  ------
       Subtotal.....................................................  105.5   139.2
Valuation allowances................................................   (6.5)  (17.5)
                                                                     ------  ------
Impaired mortgage loans, net of valuation allowances................ $ 99.0  $121.7
                                                                     ======  ======

   Impaired mortgage loans that do not have valuation allowances are loans where the net present value of the expected future cash flows related to the loan or the fair value of the collateral equals or exceeds the recorded investment in the loan. Such loans primarily consist of restructured loans or loans on which impairment writedowns were taken prior to the adoption of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan."

   During 2000 and 1999, the average recorded investment in impaired mortgage loans was approximately $219.0 million and $262.6 million, respectively including Closed Block mortgages. During 2000, 1999, and 1998, the Company recognized $19.5 million, $19.8 million, and $24.2 million, respectively, of interest income on impaired loans (see Note 20.)

   At December 31, 2000 and 1999, the carrying values of mortgage loans which were non-income producing for the twelve months preceding such dates were $13.3 million and $21.0 million, respectively.

   At December 31, 2000 and 1999, the Company had restructured mortgage loans of $68.7 million (excluding the Closed Block) and $100.1 million, respectively. Interest income of $5.5 million, $6.3 million and $13.0 million was recognized on restructured mortgage loans in 2000, 1999, and 1998, respectively. Gross interest income on these loans that would have been

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES recorded in accordance with the original terms of such loans amounted to approximately $7.5 million, $11.6 million, and $18.1 million in 2000, 1999 and 1998, respectively.

   The following table summarizes the Company's real estate at December 31, 2000 and 1999:

                                                         As of December 31,
                                                         -----------------
                                                           2000      1999
                                                          ------    ------
                                                          ($ in millions)
Real estate to be disposed of(1)........................ $196.0     $375.6
Impairment writedowns...................................  (20.2)     (52.7)
Valuation allowance.....................................   (4.5)     (22.0)
                                                          ------    ------
Carrying value of real estate to be disposed of......... $171.3     $300.9
                                                          ------    ------
Real estate held for investment(2)...................... $ 51.5     $ 57.0
Impairment writedowns...................................  (10.8)     (10.8)
                                                          ------    ------
Carrying value of real estate held for income production $ 40.7     $ 46.2
                                                          ------    ------
Total real estate....................................... $212.0     $347.1
                                                          ======    ======

----------
(1)Amounts presented as of December 31, 2000 and 1999 are net of $16.6 million and $42.1 million, respectively, relating to impairments taken upon foreclosure of mortgage loans.
(2)Amounts presented as of December 31, 2000 and 1999 are net of $5.9 million and $5.9 million, respectively, relating to impairments taken upon foreclosure of mortgage loans.

   An analysis of the valuation allowances relating to real estate classified as to be disposed of for the years ended December 31, 2000, 1999 and 1998 is as follows:

                                                                                                    2000    1999    1998
                                                                                                   ------  ------  ------
                                                                                                       ($ in millions)
Balance, beginning of year........................................................................ $ 22.0  $ 30.6  $ 82.7
Increase due to transfers of properties to real estate to be disposed of during the year..........    0.5    11.0     1.7
Increases (decreases) in valuation allowances from the end of the prior period on properties to be
  disposed of.....................................................................................    0.2     1.1     5.0
Decrease as a result of transfers of valuation allowances to be held for income production........     --      --   (13.5)
Decrease as a result of sale......................................................................  (18.2)  (20.7)  (45.3)
                                                                                                   ------  ------  ------
Balance, end of year.............................................................................. $  4.5  $ 22.0  $ 30.6
                                                                                                   ======  ======  ======

   Real estate is net of accumulated depreciation of $86.0 million and $138.6 million for 2000 and 1999, respectively, and depreciation expense recorded was $2.2 million, $8.5 million and $26.6 million for the years ended December 31, 2000, 1999 and 1998, respectively.

   At December 31, 2000 and 1999, the carrying value of real estate which was non-income producing for the twelve months preceding such dates was $14.9 million and $16.9 million, respectively. Approximately 57.7% of such real estate at December 31, 2000 consisted of land and the balance consisted of vacant buildings.

   The carrying value of impaired real estate as of December 31, 2000 and 1999 was $29.4 million and $84.2 million, respectively. The depreciated cost of such real estate as of December 31, 2000 and 1999 was $60.4 million and $147.7 million before impairment writedowns of $31.0 million and $63.5 million, respectively. The aforementioned impairments occurred primarily as a result of low occupancy levels and other market related factors. Losses recorded during 2000, 1999, and 1998 related to impaired real estate aggregated $0.0 million, $0.0 million, and $5.9 million, respectively, and are included as a component of net realized gains on investments. Substantially all impaired real estate is allocated to the Protection Products segment.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

14. Estimated Fair Value of Financial Instruments:

   The estimated fair values of the Company's financial instruments approximate their carrying amounts except for long-term debt as described below. The methods and assumptions utilized in estimating the fair values of the Company's financial instruments are summarized as follows:

  Fixed Maturities and Equity Securities

   The estimated fair values of fixed maturity securities are based upon quoted market prices, where available. The fair values of fixed maturity securities not actively traded and other non-publicly traded securities are estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market interest rate commensurate with the credit quality and term of the investments. Equity securities primarily consist of investments in common stocks and limited partnership interests. The fair values of the Company's investment in common stocks are determined based on quoted market prices, where available. The fair value of the Company's investments in limited partnership interests are based on amounts reported by such partnerships to the Company.

  Mortgage Loans

   The fair values of mortgage loans are estimated by discounting expected future cash flows, using current interest rates for similar loans to borrowers with similar credit risk. Loans with similar characteristics are aggregated for purposes of the calculations. The fair value of mortgages in process of foreclosure is the estimated fair value of the underlying collateral.

  Policy Loans

   Policy loans are an integral component of insurance contracts and have no maturity dates. Management has determined that it is not practicable to estimate the fair value of policy loans.

  Long-term Debt

   The fair value of long-term debt at December 31, 2000 was $603.3 million and is determined based on contractual cash flows discounted at market rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk.

  Separate Account Assets and Liabilities

   The estimated fair value of assets held in Separate Accounts is based on quoted market prices. The fair value of liabilities related to Separate Accounts is the amount payable on demand, which includes surrender charges.

  Investment-Type Contracts

   The fair values of annuities are based on estimates of the value of payments available upon full surrender. The fair values of the Company's liabilities under guaranteed investment contracts are estimated by discounting expected cash outflows using interest rates currently offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

15. Reinsurance:

   Life insurance business is primarily ceded on a yearly renewable term basis under various reinsurance contracts except for the level term product which utilizes a coinsurance agreement. The Company's general practice is to retain no more than $4.0 million of risk on any one person for individual products and $6.0 million for last survivor products.

   The Company has entered into coinsurance agreements with other insurers related to a portion of its extended term insurance, guaranteed interest contract and long-term disability claim liabilities and reinsures approximately 50% of its block of paid-up life insurance policies.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The following table summarizes the effect of reinsurance for the years indicated:

                                                                                                     2000    1999    1998
                                                                                                    ------  ------  -------
                                                                                                        ($ in millions)
Direct premiums (includes $70.9, $74.4 and $78.4 of accident and health premiums for 2000, 1999, and 1998, respectively).......................................................................... $204.4  $181.6  $ 728.7
Reinsurance assumed................................................................................    5.3     5.0      5.3
Reinsurance ceded (includes $(70.4), $(73.8), and $(78.2) of accident and health premiums for 2000,
  1999, and 1998, respectively)....................................................................  (91.6)  (90.3)  (112.3)
                                                                                                    ------  ------  -------
Net premiums(1).................................................................................... $118.1  $ 96.3  $ 621.7
                                                                                                    ======  ======  =======
Universal life and investment type product policy fee income ceded................................. $ 23.1  $ 14.4  $   8.9
                                                                                                    ======  ======  =======
Policyholders' benefits ceded(2)................................................................... $ 79.2  $ 82.2  $ 107.3
                                                                                                    ======  ======  =======
Interest credited to policyholders' account balances ceded......................................... $  3.6  $  4.5  $   6.5
                                                                                                    ======  ======  =======

----------
(1)Excludes Closed Block direct premiums of $601.6 and $639.9 and reinsurance ceded of $19.2 and $19.0 at December 31, 2000 and 1999, respectively.
(2)Excludes $28.7 million of Closed Block benefits ceded at December 31, 2000.

   The Company is contingently liable with respect to ceded insurance should any reinsurer be unable to meet its obligations under these agreements. To limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

16. Debt:

   The Company's debt at December 31, 2000 and 1999 consists of the following:

                                   2000    1999
                                  ------  ------
                                  ($ in millions)
Surplus notes.................... $  2.0  $240.0
Real estate mortgage encumbrances   52.3    58.8
Senior Notes.....................  569.1      --
                                  ------  ------
                                  $623.4  $298.8
                                  ======  ======

  Surplus Notes

   On December 31, 1997, the Company issued the MONY Notes in connection with the Investment Agreement (see Note 2). The MONY Notes have a face amount of $115.0 million, a coupon rate of interest of 9.5% per annum, and mature on December 30, 2012. Interest on the MONY Notes is payable semi-annually and principal is payable at maturity. Payment of interest on the MONY Notes may only be made upon the prior approval of the New York State Superintendent of Insurance. For each of the years in the period ended December 31, 2000, 1999 and 1998, the Company recorded interest expense of $2.1 million, $10.9 million and $10.9 million related the MONY Notes, respectively.

   On August 15, 1994, the Company issued Surplus Notes due August 15, 2024 with a face amount of $125.0 million. The notes were issued at a discount of approximately 42.1% from the principal amount payable at maturity, resulting in net proceeds after issuance expenses of approximately $70.0 million. The amount of such original issue discount represents a yield of 11.25% per annum for the period from August 15, 1994 until August 15, 1999. Interest on the notes did not accrue until August 15, 1999; thereafter, interest on the notes is scheduled to be paid on February 15 and August 15 of each year, commencing February 15, 2000, at a rate of 11.25% per annum. The Company amortizes the discount using the interest method. The Company recorded interest expense (including discount accretion) of $3.1 million, $13.5 million and $12.1 million for the years ended December 31, 2000, 1999 and 1998, respectively.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   Payment of interest on the Surplus Notes may only be made upon the prior approval of the New York State Superintendent of Insurance.

   On January 12, 2000, the Holding Company filed a registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") to register certain securities. This registration, known as a "Shelf Registration", provides the Company with the ability to offer various securities to the public, when it deems appropriate, to raise proceeds up to an amount not to exceed $1.0 billion in the aggregate for all issuances of securities thereunder. It is the intention of the Company to use this facility to raise proceeds for mergers and acquisitions and for other general corporate matters, as it considers necessary.

   On March 8, 2000, the Holding Company issued $300.0 million principal amount of senior notes (the "$300 million Senior Notes") pursuant to the aforementioned Shelf Registration. The $300 million Senior Notes mature on March 15, 2010 and bear interest at 8.35% per annum. The principal amount of the $300 million Senior Notes is payable at maturity and interest is payable semi-annually. The net proceeds to the Company from the issuance of the $300 million Senior Notes, after deducting underwriting commissions and other expenses (primarily legal and accounting fees), were approximately $296.6 million. Approximately $280.0 million of the net proceeds from the issuance of the Senior Notes was used by the Holding Company to finance the repurchase, on March 8, 2000, by MONY Life of all of its outstanding $115.0 million face amount 9.5% coupon surplus notes, and $116.5 million face amount of its $125.0 million face amount 11.25% coupon surplus notes (hereafter referred to as the "9.5% Notes" and "11.25% Notes", respectively), which were outstanding at December 31, 1999. The balance of the net proceeds from the issuance of the Senior Notes was retained by the Holding Company for general corporate purposes. In the third quarter of 2000, the Company repurchased another $6.5 million face amount of the 11.25% notes.

   To finance MONY Life's repurchase of the 9.5% Notes and the 11.25% Notes, the Holding Company, on March 8, 2000: (i) purchased two surplus notes from MONY Life (hereafter referred to as the "Inter-company Surplus Notes") to replace the 9.5% Notes and the 11.25% Notes. The terms of the Inter-company Surplus Notes are identical to the 9.5% Notes and the 11.25% notes, except that the Inter-company Surplus Notes were priced to yield a current market rate of interest and the inter-company surplus note issued to replace the $116.5 million face amount of the 11.25% Notes was issued at a face amount of $100.0 million and (ii) contributed capital to MONY Life in the amount of $65.0 million.

   As a result of the repurchase of the 9.5% Notes and substantially all of the 11.25% Notes, the Company recorded a pre-tax tax loss of $58.1 million ($37.7 million after tax) during 2000. The loss resulted from the premium paid by MONY Life to the holders of the 9.5% Notes and the 11.25% Notes reflecting the excess of their fair value over their carrying value on the Company's books at the date of the transaction of approximately $7.0 million and $51.1 million, respectively. This loss is reported, net of tax, as an extraordinary item on the Company's income statement for the year ended December 31, 2000.

   On December 7, 2000, The MONY Group Inc. issued $275 million principal amount of senior notes (the "$275 million Senior Notes") pursuant to the aforementioned Shelf Registration. The $275 million Senior Notes mature on December 15, 2005 and bear interest at 7.45% per annum. The principal amount of the $275 million Senior Notes is payable at maturity and interest is payable semi-annually. The net proceeds, after deducting underwriting commissions and other expenses were used to fund the acquisition of Advest. See Note 4 -- Extraordinary Items.

  Real Estate Mortgage Encumbrances

   The Company has one mortgage loan on one of its estate properties. The interest rates in this loan is 8.85% and the loan matures in June 2001, with the option to extend the maturity. For the years ended December 31, 2000, 1999 and 1998, interest expense on mortgage loans aggregated $5.3 million, $5.0 million, and $9.0 million, respectively.

  Other

   During 1989, the Company entered into a transaction which is accounted for as a financing arrangement involving certain real estate properties held for investment. Pursuant to the terms of the agreement, the Company effectively pledged the real estate

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES properties as collateral for a loan of approximately $35.0 million bearing simple interest at a rate of 8% per annum. The remaining obligation of $44.1 was paid in full on December 1, 1999. Interest expense on the obligation of $0.0 million, $3.4 million and $3.1 million, is reflected in Other Operating Costs and Expenses on the statements of income for the years ended December 31, 2000, 1999 and 1998 respectively.

   In 1988, the Company financed one of its real estate properties under a sales/leaseback arrangement. The facility was sold for $66.0 million, $56.0 million of which was in the form of an interest bearing note receivable and $10.0 million in cash. The note was originally due January 1, 2009, however, on December 1, 1999, the remaining balance of the interest bearing note of $44.2 was paid in full as part of the sale of the property to a third party. The transaction continues to be accounted for as a sale/leaseback arrangement, with the proceeds received from the sale, amortized into income over the life of the lease. The lease has a term of 20 years beginning December 21, 1988 and requires minimum annual rental payments of $7.4 million in 2001, $7.6 million in 2002, $7.7 million in 2003, $7.9 million in 2004, $8.0 million in 2005 and $25.1 million for 2006 and thereafter. The Company has the option to renew the lease at the end of the lease term.

   Aggregate contractual debt service payments on the Company's debt at December 31, 2000 for 2001 and the succeeding four years are $46.6 million, $45.8 million, $45.8 million, $45.8 million and $320.8 million, respectively, and $417.4 million thereafter.

17. Off-Balance Sheet Risk and Concentration of Credit Risk:

  Financial Instruments with Off-Balance Sheet Risk:

   Pursuant to a securities lending agreement with a major financial institution, the Company from time to time lends securities to approved borrowers. At December 31, 2000 and 1999, securities loaned by the Company under this agreement had a fair value of approximately $160.9 million and $61.5 million, respectively. The minimum collateral on securities loaned is 102 percent of the market value of the loaned securities. Such securities are marked to market on a daily basis and the collateral is correspondingly increased or decreased.

  Concentration of Credit Risk:

   At December 31, 2000 and 1999, the Company had no single investment or series of investments with a single issuer (excluding U.S. Treasury securities and obligations of U.S. government agencies) exceeding 1.0% and 0.5%, respectively, of total cash and invested assets.

   The Company's fixed maturity securities are diversified by industry type. The industries that comprise 10% or more of the carrying value of the fixed maturity securities at December 31, 2000 are Consumer goods of $555.5 million (17.6%), Non-Government Asset/Mortgage Backed of $470.1 million (14.9%), and Public Utilities of $325.4 million (10.3%).

   At December 31, 1999 the industries that comprise 10% or more of the carrying value of the fixed maturity securities were Non-Government Asset/Mortgage-Backed of $490.6 million (16.0%), Consumer Goods and Services of $462.0 million (15.1%), Public Utilities of $335.5 million (10.9%), Other Manufacturing of $305.4 million (10.0%).

   The Company holds below investment grade fixed maturity securities with a carrying value of $390.7 million at December 31, 2000. These investments consist mostly of privately issued bonds which are monitored by the Company through extensive internal analysis of the financial condition of the issuers and which generally include protective debt covenants. At December 31, 1999, the carrying value of the Company's investments in below investment grade fixed maturity securities amounted to $308.3 million.

                 MONY LIFE INSURANCE COMPANY AND SUBSIDIARIES

   The Company has significant investments in commercial and agricultural mortgage loans and real estate (including joint ventures and partnerships). The locations of property collateralizing mortgage loans and real estate investment carrying values at December 31, 2000 and 1999 are as follows:

                                      2000            1999
                                 --------------  --------------
                                         ($ in millions)
               Geographic Region
               Mountain......... $  331.5  23.7% $  319.7  19.8%
               Southeast........    281.1  20.0     307.3  19.0
               Midwest..........    250.9  17.9     290.4  17.9
               West.............    249.5  17.8     323.3  20.0
               Northeast........    208.6  14.9     234.7  14.5
               Southwest........     79.1   5.7     142.1   8.8
                                 -------- -----  -------- -----
                      Total..... $1,400.7 100.0% $1,617.5 100.0%
                                 ======== =====  ======== =====

                                    PART C

                               OTHER INFORMATION

Item 24. Financial Statements and Exhibits

   (a) Financial Statements for

      (1) MONY Life Insurance Company:

          (a) Report of Independent Accountants

          (b) Consolidated balance sheets as of December 31, 2000 and 1999

          (c) Consolidated statements of income and comprehensive income for the years ended December 31, 2000, 1999, and 1998

          (d) Consolidated statements of changes in shareholder's equity for the years ended December 31, 2000, 1999, and 1998

          (e) Consolidated statements of cash flows for the years ended December 31, 2000, 1999, and 1998

          (f) Notes to consolidated financial statements.

   (b) Exhibits

   (1) Resolutions of Board of Trustees of The Mutual Life Insurance Company of New York ("Company") authorizing the establishment of MONY Variable Account A ("Variable Account"), adopted November 28, 1990, filed as Exhibit (1) to Pre-Effective Amendment No. 1 to Registration Statement (Registration Nos. 33-37722 and 811-6216) dated December 17, 1990, are incorporated herein by reference.

   (2) Not applicable.

   (3) (a) Underwriting Agreement between MONY Securities Corporation, The Mutual Life Insurance Company of New York, and MONY Series Fund, Inc. filed as Exhibit (3)(a) to Registration Statement (Registration No. 33-37718) dated November 9, 1990, is incorporated herein by reference.

      (b) Specimen Agreement with Registered Representatives filed as Exhibit 3(b) to PreEffective Amendment No. 1, to Registration Statement (Registration Nos. 33-37722 and 811-6216) dated December 17, 1990, is incorporated herein by reference.


      (c) Specimen Agreement (Career Contract) between the Company and selling agents, filed as Exhibit 3(c) to Registration Statement Nos. 33-18626 and 811-5394, dated November 20, 1987, is incorporated herein by reference.



      (d) Specimen commission schedule (Career Contract Schedule) filed as Exhibit j. (3) (c) to Pre-Effective Amendment No. 1 dated December 7, 2001 to Registration Statement on Form S-6 (Registration Nos. 333-72596 and 811-4235), is incorporated herein by reference.



   (4) Form of Flexible Payment Variable Annuity Contract is filed herein as Exhibit (5) (a).



   (5) Form of application for Flexible Payment Variable Annuity Contract is filed herein as Exhibit (5) (b).


   (6) Amended and Restated Charter and Amended and Restated By-Laws of MONY Life Insurance Company filed as Exhibit 1.(6) to Registration Statement (Registration Nos. 333-71417 and 811-6217) dated January 29, 1999 is incorporated herein by reference.

   (7) Not applicable.

   (8) (a) Fund Participation Agreement among Enterprise Accumulation Trust, MONY Life Insurance Company of America and MONY Life Insurance Company, filed as Exhibit 8(a) to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 dated April 18, 2001 (Registration Nos. 333-72259 and 811-6216), is incorporated herein by reference.

      (b) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Retirement System Investors Inc., as sub-adviser, filed as Exhibit (d)(iii) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.

      (c) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and 1740 Advisers, Inc., as sub-adviser, filed as Exhibit (d)(v) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.

      (d) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Marsico Capital Management, LLC, as sub-adviser, filed as Exhibit (d)(vi) to Post-Effective Amendment No. 20 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated April 27, 2000.

      (e) Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Montag & Caldwell, Inc., as sub-adviser, filed as Exhibit (d)(ii) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.

      (f) Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and TCW Investment Management Company, as sub-adviser, filed as Exhibit (d)(iv) to Post-Effective Amendment No. 20 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated April 27, 2000.

      (g) Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and William D. Witter, Inc., as sub-adviser, filed as Exhibit (d)(vii) to Post-Effective Amendment No. #17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.

      (h) Investment Advisory Agreement between Enterprise Capital Management, Inc., ("Enterprise Capital") and The Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and GAMCO Investors, Inc., as sub-adviser, filed as Exhibit (d)(viii) to Post-Effective Amendment No. #17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.

      (i) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Vontobel USA Inc., as sub-adviser, filed as Exhibit (d)(ix) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 2000.

      (j) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Caywood-Scholl Capital Management, as sub-adviser, filed as Exhibit (d)(xi) to Post-Effective Amendment No. 17 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 3, 1999.

      (k) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and OpCap Advisors, as sub-adviser, filed as Exhibit (d)(xv) to Post-Effective Amendment No. 20 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated April 27, 2000.

      (l) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Sanford C. Bernstein & Co., Inc., as sub-adviser, filed as Exhibit (d)(xvi) to Post-Effective Amendment No. 20 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated April 27, 2000.

      (m) Investment Advisory Agreement between Enterprise Capital Management, Inc. ("Enterprise Capital") and the Enterprise Accumulation Trust ("Trust"), and Enterprise Capital, the Trust, and Fred Alger Management, Inc., as sub-adviser, filed as Exhibit (d)(xiii) to Post-Effective Amendment No. 18 to Registration Statement (Registration Nos. 33-21534 and 811-05543) dated May 28, 1999.


   (9) Opinion and consent of Arthur D. Woods, Vice-President-Variable Products and Broker-Dealer Operations Counsel, MONY Life Insurance Company, as to the legality of the securities being registered, filed as Exhibit (9) to Registration Statement (333-72714 and 811-6216) dated November 2, 2001 is incorporated herein by reference..



   (10) Consent of PricewaterhouseCoopers LLP, Independent Accountants for MONY Life Insurance Company, is filed herewith as Exhibit (10).


   (11) Not applicable.

   (12) Not applicable.

Item 25. Directors and Officers of the Depositor

1. Directors

   Tom H. Barrett, Former Chairman of the Board, President & Chief Executive Officer, The Goodyear Tire & Rubber Company, Akron, Ohio.

   David L. Call, Ronald P. Lynch Dean Emeritus, Cornell University, College of Agriculture and Life Sciences, Ithaca, New York.

   G. Robert Durham, Retired Chairman and Chief Executive Officer, Walter Industries, Inc., Tampa, Florida and Retired Chairman and Chief Executive Officer, Phelps Dodge Corporation.

   James B. Farley, Retired Chairman and Chief Executive Officer, MONY.

   Robert Holland, Jr., President and Chief Executive Officer, WorkPlace Integrators.

   James L. Johnson, Chairman Emeritus, GTE Corporation, Stamford, Connecticut.

   Frederick W. Kanner, Partner, Dewey Ballantine LLP, New York, NY.

   Robert R. Kiley, President and Chief Executive Officer, The New York City Partnership and Chamber of Commerce, Inc., New York, NY.



   Jane C. Pfeiffer, Management Consultant, Greenwich, Connecticut.

   Thomas C. Theobald, Managing Director, William Blair Capital Partners, L.L.C., Chicago, Illinois, Chicago, Illinois.

2. Officer-Directors

   Michael I. Roth, Director, Chairman and Chief Executive Officer, The MONY Group Inc.; Director, Chairman and Chief Executive Officer, MONY; Director, Chairman of the Board, and Chief Executive Officer, MONY Life Insurance Company of America; Director, MONY Benefits Management Corp., and 1740 Advisers, Inc.

   Samuel J. Foti, Director, President and Chief Operating Officer, The MONY Group Inc.; Director, President and Chief Operating Officer, MONY; Director, President and Chief Operating Officer, MONY Life Insurance Company of America; Director, MONY Brokerage, Inc., MONY Benefits Management Corp., Director and Chairman, MONY International Holdings, Inc., MONY Life Insurance Company of the Americas, Ltd., and MONY Bank & Trust Company of the Americas, Ltd.

   Kenneth M. Levine, Director, Executive Vice President and Chief Investment Officer, The MONY Group Inc.; Director, Executive Vice President and Chief Investment Officer, MONY; Director, Chairman, and President, MONY Series Fund, Inc.; Director and Executive Vice President, MONY Life Insurance Company of America; Director, 1740 Advisers, Inc., MONY Benefits Management Corp., MONY Realty Partners, Inc., and 1740 Ventures, Inc.

3. Other Officers

   Lee M. Smith, Vice President and Secretary, The MONY Group Inc.; Corporate Secretary and Vice President, Government Relations, MONY.

   Richard E. Connors, Senior Vice President, MONY; Director, MONY Life Insurance Company of America and MONY Brokerage, Inc.

   Richard Daddario, Executive Vice President and Chief Financial Officer, The MONY Group Inc.; Executive Vice President and Chief Financial Officer, MONY; Executive Vice President, MONY Advisers, Inc.; Director, Vice President and Controller, MONY Life Insurance Company of America, Director, MONY Brokerage, Inc., MONY International Holdings, Inc. MONY Life Insurance Company of the Americas, Ltd., MONY Bank & Trust Company of the Americas, Ltd.

   Phillip A. Eisenberg, Senior Vice President and Chief Actuary, MONY; Director, Vice President and Actuary, MONY Life Insurance Company of America; Director, MONY Benefits Management Corp.

   David V. Weigel, Vice President-Treasurer, The MONY Group Inc.; Vice President-Treasurer, MONY; Vice President and Treasurer, MONY Realty Partners, Inc., and 1740 Ventures, Inc.; Treasurer, 1740 Advisers, Inc., MONY Life Insurance Company of America, MONY Series Fund, Inc., MONY Brokerage, Inc., and MONY Benefits Management Corp.

   For more than the past five years, the principal occupation of each of the officers listed above has been an officer of MONY.

   The business address for all officers and officer-directors of the Company is 1740 Broadway, New York, New York 10019.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

   The following is a diagram showing all corporations directly or indirectly controlled by or under common control with the Company, showing the state or other sovereign power under the laws of which each is organized and the percentage ownership of voting securities giving rise to the control relationship. (See diagram on following page.) Omitted from the diagram are subsidiaries of the Company that, considered in the aggregate, would not constitute a "significant subsidiary" (as that term is defined in Rule 8b-2 under Section 8 of the Investment Company Act of 1940) of the Company.

                                  [FLOW CHART]

Item 27. Number of Certificate Owners:

   As of October 16, 2001, MONY Variable Account A had 4,717 owners of contracts.

Item 28. Indemnification

   The Amended and Restated By-Laws of MONY Life Insurance Company provide, in
Article XV as follows:

   Each person (and the heirs, executors and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a director, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the law of the State of New York and in the manner prescribed therein. To this end, and as authorized by Section 722 of the Business Corporation Law of the State of New York, the Board may adopt all resolutions, authorize all agreements and take all actions with respect to the indemnification of directors and officers, and the advance payment of their expenses in connection therewith.

   Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

   (a) MONY Securities Corporation ("MSC"), a wholly-owned subsidiary of MONY Life Insurance Company ("MONY"), is the principal underwriter of the Registrant and also acts as principal underwriter for MONY Series Fund, Inc. (the "Fund"). MONY acts as sub-investment adviser to the Fund through a services agreement.

   (b) The names, titles, and principal business addresses of the officers of MSC are listed on Schedule A of Form BD for MSC (Registration No. 8-15289) (originally filed on behalf of MONY Sales, Inc. on November 23, 1969) and Form U-4 filed by each individual officer, the texts of which are hereby incorporated by reference.

   (c) No commissions or other compensation was received by the principal underwriter, directly or indirectly, from MONY Variable Account A during fiscal year 2000.

Item 30. Location of Accounts and Records

   Accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by MONY Life Insurance Company, in whole or in part, at its principal offices at 1740 Broadway, New York, New York 10019 or at its Operations Center at 1 MONY Plaza, Syracuse, New York 13202.

Item 31. Management Services

   Not applicable.

Item 32. Undertakings

   (a) Registrant hereby undertakes to file post-effective amendments to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

   (b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

   (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                   REPRESENTATIONS RELATING TO SECTION 26 OF
                      THE INVESTMENT COMPANY ACT OF 1940

   Registrant and MONY Life Insurance Company represent that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the expenses expected to be incurred, and the risks assumed by MONY Life Insurance Company.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, MONY Variable Account A, has duly caused Pre-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, State of New York, on this 9th day of January, 2002 and Registrant hereby certifies that the requirements of Rule 485 have been met.


                                          MONY VARIABLE ACCOUNT A (Registrant)

                                          MONY LIFE INSURANCE COMPANY
                                            (Depositor)

                                                    /s/ MICHAEL I. ROTH
                                          By: _________________________________
                                                 Michael I. Roth, Director,
                                             Chairman and Chief Executive
                                                          Officer


   Pursuant to the requirements of the Securities Act of 1933, Pre-Effective Amendment No. 1 to this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.



      Signature                     Title                     Date
      ---------                     -----                     ----

 /s/ MICHAEL I. ROTH  Director, Chairman and             January 9, 2002
---------------------   Chief Executive Officer
   Michael I. Roth

 /s/ SAMUEL J. FOTI   Director, President and            January 9, 2002
---------------------   Chief Operating Officer
   Samuel J. Foti

/s/ KENNETH M. LEVINE Director, Executive Vice President January 9, 2002
---------------------   and Chief Investment Officer
  Kenneth M. Levine

/s/ RICHARD DADDARIO  Executive Vice President and       January 9, 2002
---------------------   Chief Financial Officer
  Richard Daddario

  /s/ LEE M. SMITH    Vice President and Secretary       January 9, 2002
---------------------
    Lee M. Smith

          *           Director                           January 9, 2002
---------------------
   Tom H. Barrett

          *           Director                           January 9, 2002
---------------------
    David L. Call

          *           Director                           January 9, 2002
---------------------
  G. Robert Durham

          *           Director                           January 9, 2002
---------------------
   James B. Farley

            Signature                          Title                  Date
            ---------                          -----                  ----

                *                  Director                      January 9, 2002
   ---------------------------
       Robert Holland, Jr.

                *                  Director                      January 9, 2002
   ---------------------------
        James L. Johnson

                *                  Director                      January 9, 2002
   ---------------------------
       Frederick W. Kanner

                *                  Director                      January 9, 2002
   ---------------------------
         Robert R. Kiley

                *                  Director                      January 9, 2002
   ---------------------------
        Jane C. Pfeiffer

                *                  Director                      January 9, 2002
   ---------------------------
       Thomas C. Theobald

        /s/ LEE M. SMITH
   *By: ---------------------
          Lee M. Smith
        Attorney-In-Fact

                                 EXHIBIT INDEX


Exhibit No.                               Description
-----------                               -----------
    (4)     Form of the Flexible Payment Variable Annuity Contract.
    (5)     Form of application form for Flexible Payment Variable Annuity Contract.
   (10)     Consent of PricewaterhouseCoopers LLP, Independent Accountants